As filed with the Securities and Exchange Commission on February 18, 2004
Registration No. 333-112903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 1 to

Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Linktone Ltd.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	7374	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Harbour Ring Plaza, 6th Floor

18 Xizang Zhong Road
Shanghai, People’s Republic of China 200001
(86-21) 5385-3800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue
New York, NY 10011
(212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven Toronto, Esq. Charles Comey, Esq. Paul Boltz, Esq. Morrison & Foerster LLP Suite 3803, Bund Center No. 222, Yan An Road East Shanghai, People’s Republic of China 200002 (86-21) 6335-2290	Chris K.H. Lin, Esq. Simpson Thacher & Bartlett LLP Asia Pacific Finance Tower, 7th Floor 3 Garden Road Hong Kong (852) 2514-7600

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Unit(2)	Price(1)(2)	Registration Fee

Ordinary Shares, par value $0.0001 per share(3)	70,600,000	$1.20	$84,720,000	$10,734(4)

(1)	Includes an aggregate of 10,000,000 ordinary shares that the underwriters have the option to purchase to cover over-allotments, if any. Also includes shares initially offered and sold outside of the United States that may be resold from time to time in the United States. These ordinary shares are not being registered for the purpose of sales outside the United States. See “Underwriting.”

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6. Each American depositary share represents ten ordinary shares.

(4)	Registrant paid the registration fee in full on February 17, 2004.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 18, 2004

6,060,000 American Depositary Shares

Linktone Ltd.

Representing 60,600,000 Ordinary Shares

      This is our initial public offering. We are offering 5,150,000 American Depositary Shares, or ADSs, and certain of our shareholders are offering an additional 910,000 ADSs. We and certain of our shareholders are offering                     ADSs in the United States and Canada and                     ADSs outside the United States and Canada. In addition, at our request, the underwriters have reserved at the initial public offering price up to 5% of the ADSs for sale to certain of our business associates, friends and family of employees and directors of our company and other persons associated with us who have expressed an interest in purchasing our ADSs in this offering. Each ADS represents ten ordinary shares.

      Prior to this offering, there has been no public market for the ADSs or our ordinary shares. The initial public offering price per ADS is expected to be between $10.00 and $12.00. We have applied to have the ADSs quoted on The Nasdaq Stock Market’s National Market under the symbol “LTON.”

      The underwriters have an option to purchase a maximum of 600,000 additional ADSs from us and 400,000 additional ADSs from the selling shareholders to cover over-allotments of ADSs.

      Investing in our ADSs involves risks. See “Risk Factors” on page 10.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	Issuer	Shareholders

Per ADS	$	$	$	$
Total	$	$	$	$

      Delivery of the ADSs in book-entry form only will be made on or about                     , 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Bookrunner

Credit Suisse First Boston

JPMorgan

Piper Jaffray

CLSA Asia-Pacific Markets

The date of this prospectus is                     , 2004.

linktone
彩信 (SMS)
(VES)
智者为王
(WAP)
(KJAVA)
彩铃
(RINGBACK)

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
WIRELESS TECHNOLOGY STANDARDS IN CHINA
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF SHARE CAPITAL
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF AMERICAN DEPOSITARY SHARES
TAXATION
ENFORCEABILITY OF CIVIL LIABILITIES
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
UNDERWRITING
EXPENSES RELATING TO THIS OFFERING
NOTICE TO CANADIAN RESIDENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES

      You should rely only on the information contained in this document or to which we have referred you. Neither we nor the selling shareholders have authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

      Until                     , 2004 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

Linktone Ltd.

      You should read the following summary together with the more detailed information and our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. Unless otherwise indicated, information contained in this prospectus assumes that the underwriters will not exercise their option to purchase additional ADSs in this offering. In addition, unless the context otherwise requires, references in this prospectus to “Linktone” or to “we,” “us” or “our,” or any like terms, are to Linktone Ltd. and its subsidiaries and affiliates. References to “China” are to the People’s Republic of China, and references to “provinces” of China are to the provinces and autonomous regions of China. All references to “RMB” or “Renminbi” are to the legal currency of China and all references to “U.S. dollars” or “$” are to the legal currency of the United States.

Our Business

      We provide entertainment-oriented wireless value-added services to mobile phone users in China. We specialize in the development, aggregation, marketing and distribution of consumer wireless content and applications for access by China’s estimated 268.7 million mobile phone users. Our services are offered through China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom. China Mobile and China Unicom, the two mobile network operators in China, are owned by the Chinese government and have publicly listed subsidiaries. We have rapidly grown our user base to approximately 5.6 million active users for the month of December 2003, representing a 72.9% increase over the approximately 3.2 million active users for the month of June 2003. Active users are customers who use one of our services at least once in a month.

      We offer a diverse portfolio of popular, fee-based short messaging services, or SMS, distributed on the second generation mobile technology platform, or 2G. Our services include ringtones, icons and screen savers, interactive SMS messaging in certain television programs, adventure, action and trivia games, lunar and Western horoscopes, topical updates on lifestyle trends, or POP Messaging, jokes, fan clubs, event-driven or entertainment news updates and a virtual mobile amusement park.

      We recently began offering services on the more advanced 2G technology platform, known as 2.5G, which include multimedia messaging services, or MMS, such as animated cartoons and comic strips, wireless application protocol services, or WAP, such as WAP-based games, and advanced JAVA games. We also offer audio-related services such as “ringback,” which replaces the common “ring-ring” sound heard by callers with high quality music and sound effects, and our voice entertainment services, which allow users to send songs, jokes and stories with personal messages to their mobile phones or to the mobile phones of their friends or others.

      Leveraging our experience and thorough understanding of the wireless value-added services market in China, our internal team of innovative product developers has consistently developed content, applications and technologies which are popular in the Chinese wireless market. To further enhance and differentiate our services, we have entered into, and will continue to actively pursue, collaborative relationships with domestic and international media companies to customize, localize, market and distribute their content through various wireless technology platforms to Chinese consumers. In addition, all of our services are promoted by our highly localized sales force strategically located in 24 of China’s 32 provinces and municipalities and is supported by our award-winning customer service team.

      Users can purchase our services on a per use basis and, in most cases, on a subscription basis. Under our contracts with the mobile operators, which generally have a term of one or two years, we receive a portion of the revenue paid by the user to the mobile operators and rely on the operators to bill and collect all fees. We have contracts with each of the mobile operators at the national, provincial and local level, each of which covers a specific geographic area and/or type of service without overlap. We typically receive 85% of the gross revenue in the case of China Mobile and 88% in the case of China Unicom, less network fees payable to China Mobile, and to China Unicom affiliates in two provinces. Network fees are payable for services provided to the extent the number of messages sent by us over the mobile networks exceeds the number of messages our customers sent to us. In 2003, these network fees totaled approximately 48.1% of the total fees paid by us to the mobile operators.

      For 2003, we generated $16.6 million in gross revenues, compared to $4.3 million for 2002, representing an increase of 285.3%. We also generated $3.6 million in net income for 2003, compared to a net loss of $0.5 million for 2002. To date, we have derived virtually all of our revenues from SMS-based services.

      We incurred significant net losses until the first quarter of 2003. While our revenue has grown in recent quarters primarily as a result of the continued increase in sales of our SMS-based services, which was in turn largely due to an overall increase in the size of the market, we cannot be certain that either of these trends will continue. As of December 31, 2003, our accumulated deficit was $0.9 million.

Market Opportunity

      Wireless telephony has become an increasingly important medium of communication in China. According to the Ministry of Information Industries of the People’s Republic of China, or the Ministry of Information Industries, the number of mobile subscribers in China increased from 43.4 million as of December 31, 1999 to 268.7 million as of December 31, 2003, representing a growth rate of 519.1% through December 31, 2003. According to ASIAcom, a business newsletter focusing on the telecom industry, as of June 30, 2003, China’s wireless penetration rate of 20.9% remained relatively low in comparison to other Asian wireless markets such as Japan, South Korea and Hong Kong, which have penetration rates of 61.8%, 68.3% and 91.1%, respectively. Pyramid Research, an independent research agency, estimates that the number of mobile subscribers in China will reach 394.6 million by December 31, 2005, representing a penetration rate (i.e., the number of subscribers divided by the estimated population of China) of 30.0% as of December 31, 2005.

      In addition, the market for wireless value-added services in China has expanded significantly and is expected to continue to grow at a fast pace. Norson Telecom Consulting, an independent research agency, estimates that total wireless value-added services revenue in China will grow from RMB1.0 billion ($120.8 million) in 2001 to RMB15.0 billion ($1.8 billion) in 2003 and to RMB26.0 billion ($3.1 billion) in 2004. Despite such growth, Norson Telecom Consulting estimates that total revenue gained from wireless value-added services accounted only for 3.5% of total wireless revenue in China in 2002. This is a significantly lower percentage than that experienced by operators in other markets with progressive wireless value-added services businesses such as NTT DoCoMo, Inc., or NTT DoCoMo, in Japan with approximately 21.0% of revenue from wireless value-added services in 2002, SK Telecom Co., Inc., or SK Telecom, in Korea with approximately 8.5% of revenue from wireless value-added services in 2002, and Vodafone Group PLC, or Vodafone, in Europe with approximately 11.9% of revenue from wireless value-added services in 2002.

      We believe that SMS services continue to represent the vast majority of the wireless value-added services market in China. According to Norson Telecom Consulting, approximately 90.0 billion SMS messages were sent in China for 2002, and 180.0 billion SMS messages were expected for 2003. This market is increasingly shifting towards next generation technologies, with mobile operators upgrading their networks to general packet-switched radio service, or GPRS, and code division multiple access 1x RTT, or CDMA 1x RTT, systems and users upgrading to next generation handsets that can operate with technologies such as MMS and WAP. The mobile operators, China Mobile and China Unicom, have recognized this opportunity and are collaborating with select service providers, including us, to further develop 2.5G applications and services.

Our Strengths and Challenges

      Our competitive strengths include:

•	Wireless Focus and Expertise. We focus exclusively on offering entertainment-oriented wireless value-added services in China, the largest mobile phone market in the world as measured by the total number of subscribers.

•	Diversified Services Portfolio. We offer a diversified portfolio of high quality, SMS-based wireless value-added services. We have also launched numerous next-generation MMS, WAP, JAVA and audio-related services.

•	Strong Sales Capabilities and Operator Relationships. We have well-established relationships with China Mobile and China Unicom. We believe our on-the-ground sales force enhances our relationships with the mobile operators at the provincial and local level, where pricing and important marketing, product placement and operational decisions are made.

•	Powerful Product Development Capabilities and Technology Platform. We have a 64-member product development team focused exclusively on developing, aggregating, customizing and localizing content and applications for the Chinese wireless market.

•	Superior Customer Understanding and Service. We have a dedicated customer research department that enhances our understanding of consumer preferences and focuses our product offerings and marketing initiatives. In addition, we operate customer service centers which seek to maintain the fastest response times and highest customer satisfaction levels in the industry.

•	Proven Ability to Establish and Maintain Collaborative Relationships with Leading Content Providers. Our content is developed both in-house and aggregated from domestic and international providers, and we have licensing arrangements with leading international media companies such as Sony Music, STAR TV and Turner Broadcasting/ Cartoon Network.

•	Experienced Management Team. We have an experienced management team which combines both local and international expertise working with technology and growth companies.

      Notwithstanding these strengths, we expect to face significant challenges in our business, including:

•	Dependence on Mobile Operators. We depend on the two mobile phone operators in China for delivery of our services, maintenance of accurate records, and billing of, and collection from, mobile phone users of fees for our services. Further, as a result of the way in which China Mobile and China Unicom report our revenues to us, we are not currently able to definitively calculate and monitor service-by-service revenue, and also as a result cannot definitively determine which of our services are or may be profitable.

•	Rapidly Evolving Industry. We have operated in the wireless value-added services industry for more than four years, and during that time, the industry has evolved rapidly. We cannot assure you that we will maintain or increase our current share of the highly competitive market in which we operate.

•	Dependence on Third Party Content and Technology. We increasingly obtain much of our content, including wireless games, logos, music, news and other information, from third parties. Furthermore, we expect that we will license technology in connection with our development of next generation services such as MMS and JAVA.

•	Intense Competition. The Chinese market for wireless value-added services is intensely competitive, with more than 800 service providers as of November 28, 2003. There are low barriers to entry to the wireless value-added services market. Several of our competitors have longer operating histories in China, greater name and brand recognition, larger customer bases and databases, significantly greater financial, technological and marketing resources and superior access to original content than we have.

•	Dependence on Contractual Arrangements. Because we are restricted by the Chinese government from wholly owning telecommunications or Internet operations in China, we depend on Shanghai

Weilan Computer Co., Ltd., or Shanghai Weilan, and Shanghai Unilink Computer Co., Ltd., or Shanghai Unilink, in which we have no direct ownership interest, to provide those services through contractual agreements with the mobile operators.

•	Difficulty of Predicting Future Consumer Acceptance and Demand. We are currently focused on developing SMS-based services and establishing a wide range of wireless value-added services using 2.5G technologies. There can be no assurance that these 2.5G technologies and any services compatible with them will be accepted by consumers or promoted by mobile operators. Accordingly, it is extremely difficult to accurately predict consumer acceptance and demand for various existing and potential new offerings and services, and the future size, composition and growth of this market.

•	Uncertain China Legal and Regulatory Environment. The telecommunication laws and regulations in China are evolving and subject to interpretation and will likely change in the near future. The regulation of Internet Web site operators is also unclear in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations. The uncertain legal environment in China could limit the legal protections available to foreign investors.

Our Strategy

      Our objective is to maintain and strengthen our position as an innovative provider of entertainment-oriented wireless value-added services in China. Key strategies for achieving our goal are to:

•	Continue to expand and diversify our portfolio of consumer wireless services, including new SMS, 2.5G and other next generation services such as those compatible with 3G, primarily through in-house development of content and technology, and aggregation, customization and localization of third party content and technology,

•	Continue to build collaborative relationships with domestic and international media companies, primarily by promoting the success of our services and the size of the user base of our services to desirable content providers, to improve the quality of presentation and substantive content of our services, and enter into a sufficient number of these relationships so that we are positioned as the premier channel for these companies to reach China’s wireless market,

•	Increase investment in sales, marketing and branding, both in conjunction with the mobile operators and through independent activities, in order to promote customer awareness and recognition of Linktone as a leading wireless service provider in China,

•	Continue to strengthen our relationships with China Mobile and China Unicom by increasing our sales presence at the national, provincial and local levels and through joint marketing and promotion activities,

•	Increase average revenue per user by migrating users from SMS-related services to premium content, predominantly monthly subscription-based, 2.5G services primarily through promotion of the superior content and functions those services offer,

•	Deepen penetration of our consumer wireless value-added services in less-developed provincial markets in central and western China through expansion of our sales force at the provincial and local levels,

•	Expand our marketing channels by continuing to develop integrated marketing campaigns with traditional media companies and multinational corporations, and

•	Target suitable acquisitions of companies that would allow us to increase our market share in China and to strategically complement our core wireless services business.

Our Operating History and Corporate Structure

      We commenced operations as a business division of Intrinsic China Technology Ltd., which was incorporated in the Cayman Islands in November 1999. Intrinsic China Technology Ltd. focused primarily on developing wireless data software and wireless value-added services. In April 2001, our affiliated business division which focused on wireless data software was spun off to form a newly established holding company, Intrinsic Technology (Holdings) Ltd., or Intrinsic Technology, and our company was renamed Linktone Ltd. Due to the significance of the spun-off division relative to that of our company, the transaction was accounted for as a reverse spin-off, with our company as the spinnee for accounting purposes.

      We conduct our business in China solely through our wholly owned subsidiaries, Shanghai Linktone Consulting Co., Ltd., or Linktone Consulting, and Shanghai Huitong Information Co., Ltd., or Shanghai Huitong. In order to meet ownership requirements under Chinese law which restrict us, as a foreign company, from operating in certain industries such as value-added telecommunication and Internet services, we have established two Chinese companies: Shanghai Weilan, which is owned 50.0% by each of two of our shareholders, Ankai Hu and Dong Li, and Shanghai Unilink, which is 90.0% owned by Shanghai Weilan, 5.0% owned by our chief executive officer, Raymond Lei Yang, and 5.0% owned by our financial controller, Simon Minsheng Du. Pursuant to powers of attorney, Raymond Lei Yang and Mark Begert, our chief financial officer, have the power to vote on behalf of Shanghai Weilan’s and Shanghai Unilink’s shareholders, respectively, on all matters with respect to Shanghai Weilan and Shanghai Unilink, respectively. We hold no ownership interest in Shanghai Weilan or Shanghai Unilink. Shanghai Weilan is a party to all of our contracts with China Mobile and China Unicom. Shanghai Unilink will assume Shanghai Weilan’s contracts with China Unicom.

      The following diagram shows the group structure of our subsidiaries and affiliated companies:

      Regarding contracts with our affiliates, Linktone Consulting only has contractual arrangements with Shanghai Weilan, and Shanghai Huitong only has contractual arrangements with Shanghai Unilink.

Our Offices and Other Corporate Information

      Our principal executive offices are located at Harbour Ring Plaza, 6th Floor, 18 Xizang Zhong Road, Shanghai, 200001, People’s Republic of China, and our telephone number is (86 21) 5385 3800. Our Internet addresses are www.linktone.com, www.linktone.com.cn, www.lt2000.com.cn, www.ul9000.com.cn, wap.linktone.com and wap.linktone.com.cn. The information on our Web sites is not a part of this prospectus.

This Offering

American Depositary Shares offered:

By us:

U.S. offering	ADSs

International offering	ADSs

Total:	5,150,000 ADSs
By the selling shareholders:

U.S. offering	ADSs

International offering	ADSs

Total:	910,000 ADSs

The ADSs	Each ADS represents ten ordinary shares, par value $0.0001 per share. The ADSs will be evidenced by American Depositary Receipts. As an ADR holder, we will not treat you as one of our shareholders. The depositary, The Bank of New York, will be the holder of the shares underlying your ADRs. You will have ADR holder rights as provided in the deposit agreement. Under the deposit agreement, you may instruct the depositary to vote the shares underlying your ADRs but only if we ask the depositary to ask for your instructions. The depositary will pay you the cash dividends or other distributions it receives on shares after deducting its fees and expenses. You must pay a fee for each issuance or cancellation of an ADS, distribution of securities by the depositary or some other depositary service. You may turn in your ADRs at the depositary’s office and after payment of some fees and expenses, the depositary will deliver the deliverable shares underlying your ADRs to you. To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Ordinary shares outstanding after the offering	250,129,200 ordinary shares (or 256,129,200 ordinary shares if the underwriters exercise the over-allotment option in full).

Proposed Nasdaq National Market symbol	“LTON”

Use of proceeds	For general corporate purposes, including working capital, for the expansion of our operations in China and for technology and next generation service research and development. In addition, we may use a portion of the net proceeds to acquire or invest in businesses, technologies, services or products which are complementary to our core wireless value-added services business. Specifically, we anticipate making approximately $1.4 million in capital expenditures in 2004 for software and technology infrastructure products and other items related to the expansion of our business such as computers and office furniture. We also anticipate spending approximately US$5.0 million for research and development. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

Dividend policy	We do not anticipate paying any cash dividends in the foreseeable future.

Directed Share Program	At our request, the underwriters have reserved at the initial public offering price up to 5% of the ADSs for sale to certain of our business associates, friends and family of employees and directors of our company and other persons associated with us who have expressed an interest in purchasing our ADSs in this offering.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” and all other information set forth in this prospectus before investing in our ADSs.

Certain Conventions

      Unless specifically indicated otherwise or unless the context otherwise requires, the information in this prospectus gives effect to the automatic conversion of all outstanding shares of our Series A, B, C, D and E preferred shares into an aggregate of 101,165,000 ordinary shares, which conversion will occur concurrently with the consummation of this offering.

      The number of ordinary shares outstanding after this offering is based on the number of shares outstanding as of February 18, 2004 and does not include: (i) 38,151,700 ordinary shares subject to options outstanding as of January 31, 2004 at a weighted average exercise price of $0.2656 per ordinary share and (ii) 1,450,000 additional ordinary shares that are reserved for issuance under our 2003 Stock Incentive Plan, or the 2003 Plan, and 2000-1 Employee Stock Option Scheme, or the 2000-1 Scheme. See “Management — Summary of Stock Plans.”

      Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on February 11, 2004, which was RMB8.2771 to $1.00.

      We make no representation that the RMB or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate.

Summary Consolidated Financial Data

      The following table shows summary consolidated financial information for our business. You should read the following information in conjunction with:

•	the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 36, and

•	our consolidated financial statements and related notes beginning on page F-1 of this prospectus, which were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

      The following summary financial data for and as of the years ended December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements. In November 1999, we commenced operations as a business division of Intrinsic China Technology Ltd. In April 2001, our affiliated business division which focused on wireless data software was spun off to a newly established holding company, Intrinsic Technology, and our company was renamed Linktone Ltd. Due to the significance of the spun-off division relative to that of our company, the transaction was accounted for as a reverse spin-off, with our company as the spinnee for accounting purposes. As a result, our combined financial data for the periods prior to the spin-off was determined by treating Linktone as a separate independent entity.

      All amounts below are in U.S. dollars, except for share number data.

	For the year ended December 31,

	2001	2002	2003

	(audited)
Statements of Operations Data:
Gross revenues	$1,086,587	$4,309,036	$16,601,492
Net revenues	1,011,910	4,068,767	15,485,670
Cost of services	(325,258)	(1,525,146)	(5,819,391)

Gross profit	686,652	2,543,621	9,666,279
Operating expenses:
Product development	(368,445)	(426,872)	(748,209)
Selling and marketing	(745,312)	(1,171,988)	(2,144,540)
Stock-based compensation*	—	—	(1,119,529)
Other general and administrative	(1,400,142)	(1,526,724)	(2,070,141)

Total operating expenses	(2,513,899)	(3,125,584)	(6,082,419)
Income/(loss) from operations	(1,827,247)	(581,963)	3,583,860
Interest income	22,000	46,010	32,223
Income tax benefit (expense)	—	—	—

Net income/(loss)	$(1,805,247)	$(535,953)	$3,616,083

Foreign currency translation	9,016	(84)	457
Comprehensive income/(loss)	$(1,796,231)	$(536,037)	$3,616,540

Earning/(loss) per share:
Basic	$(0.03)	$(0.01)	$0.04

Diluted	$(0.03)	$(0.01)	$0.02

Weighted average ordinary shares:
Basic	97,390,000	97,390,000	97,390,000

Diluted	97,390,000	97,390,000	207,633,600

Statements of Cash Flows Data:
Cash flows from:
Operating activities	$(987,021)	$(289,525)	$2,880,751
Investing activities	(287,906)	(85,081)	(304,380)
Financing activities	3,345,650	1,034,979	—

	As of December 31,

	2001	2002	2003

	(audited)
Balance Sheet Data:
Cash and cash equivalents	$2,375,776	$3,036,065	$5,612,893
Accounts receivable, net	443,860	563,787	3,092,619
Property and equipment, net	236,868	236,714	450,238

Total assets	$3,175,779	$3,961,779	$9,710,050

Total liabilities	620,502	907,560	1,919,762
Total shareholders’ equity/(deficit)	223,982	(385,514)	4,206,619

Total liabilities and shareholders’ equity/(deficit)	$3,175,779	$3,961,779	$9,710,050

*	Stock-based compensation is a component of general and administrative expenses.

RISK FACTORS

      This offering involves a high degree of risk. You should carefully consider the risks described below before you decide to buy our ADSs. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical with investments in shares of U.S. companies. If any of the following risks actually occurs, our business, financial condition and results of operations would likely suffer. In such case, the trading price of our ADSs could decline, and you could lose all or part of your investment.

Risks Related to Our Company

Risks Related to Our Contractual Relationships with China Mobile and China Unicom

We depend on the two mobile phone operators in China for delivery of our services, and the termination or alteration of our various contracts with either of them or their provincial or local affiliates could materially and adversely impact our business.

      We offer our wireless value-added services to consumers through the two mobile phone operators in China, China Mobile and China Unicom, which service nearly all of China’s approximately 268.7 million mobile phone subscribers. According to a newsletter published in December 2003 by ASIAcom, as of September 30, 2003, China Mobile had approximately 63.7% of all subscribers for mobile phone services in China, while China Unicom had approximately 36.3% of subscribers. Given their dominant market position, our negotiating leverage with these operators is limited. If our various contracts with either operator are terminated or adversely altered, it may be impossible to find appropriate replacement operators with the requisite licenses and permits, infrastructure and customer base to offer our services, and our business would be significantly impaired. For 2003, we derived approximately 88.3% of our total revenues from China Mobile and are, therefore, particularly dependent on that operator.

      Our services are provided pursuant to contracts we have with the provincial or local affiliates of China Mobile and with China Unicom. Each of these contracts is non-exclusive, and has a limited term (generally one or two years). We usually renew these contracts or enter into new ones when the prior contracts expire, but on occasion the renewal or new contract can be delayed by periods of one month or more. The terms of these contracts vary, but the operators are generally entitled to terminate them in advance for a variety of reasons or, in some cases, for no reason in their discretion. For example, several of our contracts with the mobile operators can be terminated if:

•	we fail to achieve performance standards which are established by the applicable operator from time to time,

•	we breach our obligations under the contracts, which include, in many cases, the obligation not to deliver content that violates the operator’s policies and applicable law, and exclusivity provisions prohibiting us from offering services which are the same as the services we provide to any other telecommunications service providers,

•	the operator receives high levels of customer complaints about our services, or

•	the operator sends us written notice that it wishes to terminate the contract at the end of the applicable notice period.

      We may also be compelled to alter our arrangements with these mobile operators in ways which adversely affect our business. China Mobile and China Unicom have unilaterally changed their policies as applied to third party service providers in the past, and may do so again in the future. For example, China Mobile banned all cooperative arrangements known as “SMS Website Unions” in July 2003, effectively precluding large service providers from aggregating unregistered Web sites and utilizing China Mobile’s billing platform to gather fees for these services. In August 2003, China Mobile further banned service providers from using its network to charge customers for services which were deemed by it to be not purely wireless services. Although we were not engaged in these activities and, therefore, these particular policy changes did not impact our business, we may not be able to adequately respond to negative developments in our contractual relationships with China Mobile and China Unicom in the future because we are not able to predict such unilateral policy changes.

Our business could be adversely affected if China Mobile or China Unicom or both begin providing their own wireless value-added services.

      Our business may be adversely affected if China Mobile or China Unicom or both decide to begin providing their own wireless value-added services to mobile phone users. In that case, we would not only face enhanced competition, but could be partially or fully denied access to their networks.

We depend on China Mobile and China Unicom to maintain accurate records and their willingness to pay us.

      We depend on China Mobile and China Unicom to maintain accurate records of the fees paid by users and their willingness to pay us. Specifically, the mobile operators provide us with monthly statements that do not provide itemized information regarding which of our services are being paid for. As a result, monthly statements that we have received from the mobile operators cannot be reconciled to our own internal records for the reasons discussed below under “—Because China Mobile and China Unicom do not supply us with revenue and transmission information on a service-by-service basis, we can only estimate our actual gross revenue and our cost of services by service type, and as a result, which of our services are or may be profitable, all of which make it difficult to analyze the factors affecting our financial performance.” In addition, we have only limited means to independently verify the information provided to us in this regard because we do not have access to the mobile operators’ internal records. Our business and results of operation could be adversely affected if these mobile phone companies miscalculate the revenue generated from our services and our portion of that revenue.

Our revenues and cost of services are affected by billing and transmission failures which are often beyond our control.

      We do not collect fees for our services from China Mobile and China Unicom in a number of circumstances, including if:

•	the delivery of our service to a customer is prevented because his or her phone is turned off for an extended period of time, the customer’s prepaid phone card has run out of value or the customer has ceased to be a customer of the applicable operator,

•	China Mobile or China Unicom experiences technical problems with its network which prevent the delivery of our services to the customer,

•	we experience technical problems with our technology platform that prevents delivery of our services, or

•	the customer refuses to pay for our service due to quality or other problems.

      These situations are known in the industry as billing and transmission failures, and we do not recognize any revenue for services which are characterized as billing and transmission failures. The failure rate can vary among the operators, and by province, and also has fluctuated significantly in the past, ranging on a monthly basis from 3.6% to 81.4% of the total billable messages which are reflected in our internal records to date during 2003. For 2003, the rate of billing and transmission failures for our services has averaged approximately 36.9% of the total billable messages. Billing and transmission failures therefore will significantly lower the revenue we record. We are also required to pay some of our content providers a percentage of the revenue received from or confirmed by the mobile operators with respect to services incorporating the content providers’ products. In calculating the fees payable to these providers, we make estimates to take into account billing and transmission failures which may have been applicable to the services incorporating the providers’ products, and reduce the fees payable by us accordingly. Nonetheless, as estimates involve making assumptions which may prove inaccurate, we have in the past paid, and may continue to pay, such providers fees which are disproportionate to what we have been paid for the relevant service.

Because China Mobile and China Unicom do not supply us with revenue and transmission information on a service-by-service basis, we can only estimate our actual gross revenue and our cost of services by service type, and as a result, which of our services are or may be profitable, all of which make it difficult to analyze the factors affecting our financial performance.

      China Mobile’s and China Unicom’s monthly statements to service providers regarding the services provided through their networks currently do not contain revenue and billing and transmission failure information on a service-by-service basis. Although we maintain our own records reporting the services provided, we can only estimate our actual gross revenue and cost of services by service type because we are unable to confirm which services were transmitted but resulted in billing and transmission failures. As a result, we are not able to definitively calculate and monitor service-by-service revenue, margins and other financial information, such as average revenue per user by service and total revenue per user by service, and also cannot definitively determine which of our services are or may be profitable.

China Mobile and China Unicom may impose higher service or network fees on us if we are unable to satisfy customer usage and other performance criteria.

      Fees for our wireless value-added services are charged on a monthly subscription or per use basis. Based on our contractual arrangements, we rely on China Mobile and China Unicom for both billing of, and collection from, mobile phone users of fees for our services.

      China Mobile and China Unicom generally charge us service fees of 15% and 12% of the revenues generated by our services, respectively. To the extent that the number of messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us, we must pay per message network fees, which decrease in several provinces as the volume of customer usage of our services increases. The number of messages sent by us will exceed those sent by our users, for example, if a user sends us a single message to order a game but we in turn must send that user several messages to confirm his or her order and deliver the game itself. Our service fees for China Unicom could also rise if we fail to meet certain customer usage, revenue and other performance criteria. We cannot be certain that we will be able to satisfy these criteria in the future or that the mobile operators will keep the criteria at their current levels. Any increase in China Mobile’s or China Unicom’s network fees and service charges could reduce our gross margins.

China Mobile and China Unicom may not authorize our services to be offered on their networks if we fail to achieve minimum customer usage, revenue and other criteria.

      Our business could be adversely affected if we fail to achieve minimum customer usage, revenue and other criteria imposed or revised by China Mobile and China Unicom at their discretion from time to time. China Mobile and China Unicom, through their provincial and local offices, have historically preferred to work only with a small group of the best performing wireless value-added service providers, based upon the uniqueness of the service offered by each provider, total number of users, usage and revenue generated in the applicable province or municipality, the rate of customer complaints, and marketing expenditures in the applicable province or municipality. For example, China Mobile has recently been increasing its promotion of STK cards, which are semiconductor chips for mobile phones that have the services of various third party service providers pre-selected by the operators’ provincial or municipal offices embedded on the chip. Generally, the services of a limited number of providers are embedded on an STK card, with the selection based on the quantitative criteria referenced above. While several of our services have been selected by 17 of the provincial and municipal China Mobile offices (out of a total of 31 that offer STK cards) for inclusion on their STK cards, the remaining provinces and municipalities have either not launched STK cards or have not selected us for inclusion on their STK cards. In the future, we may fail to meet the then current performance criteria that the mobile operators in these or other provinces or municipalities set from time to time. In any such case, our services could be excluded from those cards or from their entire networks at a provincial, municipal or national level, or we could be precluded from introducing new services, which would adversely affect our revenues and growth prospects.

The services we offer and the prices we charge are subject to approval by China Mobile and China Unicom, and if requested approvals are not granted in a timely manner, our business could be adversely affected.

      We must obtain approval from China Mobile and China Unicom with respect to each service that we propose to offer to their customers and the pricing for such service. In addition, any changes in the pricing of our existing services must be approved in advance by these operators. There can be no assurance that such approvals will be granted in a timely manner or at all. Moreover, under some of our contracts with the operators, we cannot change prices more than once every six months or charge prices outside of a fixed range. Failure to obtain, or a delay in, obtaining such approvals could place us at a competitive disadvantage in the market and adversely affect our business.

Additional Risks Related to our Company

We operate in a rapidly evolving industry, which may make it difficult for investors to evaluate our business.

      We began commercially offering wireless value-added services in China in August 2000, and since that time, the technologies and services used in the wireless value-added services industry in China have developed rapidly. As a result of this rapid and continual change in the industry, you should consider our prospects in light of the risks and difficulties frequently encountered by companies in an early stage of development. These risks include our ability to:

•	attract and retain users for our wireless value-added services,

•	expand the content and services that we offer and, in particular, develop and aggregate innovative new content and service offerings,

•	respond effectively to rapidly evolving competitive and market dynamics and address the effects of mergers and acquisitions among our competitors,

•	migrate existing users to subscription-based offerings in order to build a large and stable user base and generate recurring revenue,

•	maintain, expand and enhance our relationships with international media companies and other strategic partners, and

•	increase awareness of our brand and user loyalty.

      Due to these factors, there can be no certainty that we will maintain or increase our current share of the highly competitive market in which we operate.

Several of our senior managers have worked together for a relatively short period of time, and they may not prove as effective as anticipated.

      Several of our senior managers, including our chief executive officer, chief operating officer and chief technology officer, joined our company in 2003 and, accordingly, have worked together at our company for a relatively short period of time. Due to the fact that these managers joined our company only recently and have relatively limited experience working with each other, it is difficult to predict how successful they will be, and our management team may not be as effective as anticipated. Our business strategy may not be realized to its full extent and our business may suffer if these senior managers cannot work together as a team.

The success of some of our services is significantly dependent on our ability to obtain, customize and localize desirable content and technology from third parties.

      We are increasingly obtaining much of our content, including wireless games, logos, music, news and other information, from third parties. Furthermore, we expect that we will license technology in connection with our development of next generation services such as MMS and JAVA. As the market for wireless value-added services develops, content and technology providers may attempt to increase their profits from these distribution and localization arrangements by demanding a greater share of revenue or other fees, which would adversely affect our financial performance. Many of our arrangements with content and technology providers are non-exclusive, short-term and subject to renewal. If our competitors are able to provide such content in a similar or superior manner or to license the same technologies, it could adversely affect the popularity of our services and our negotiating leverage with third party providers.

      In addition, we must often invest significant resources in customizing and localizing the content and applications we license or purchase for the Chinese wireless market. This may include work ranging from translating the content or application interface into Chinese to performing significant development work to utilize the particular content or application.

      If we fail to establish and maintain economically attractive relationships with content and technology providers and to thereafter successfully customize and localize their products, we may not be able to attract and retain users or maintain or improve our financial performance.

We have started to recognize revenue for our services on an accrual basis beginning in the quarter ended December 31, 2003, which involves the use of estimates of monthly revenue to the extent we are unable to obtain actual figures from the mobile operators before we finalize our financial statements, which could in turn require us to make adjustments to our financial statements.

      Our financial statements through September 30, 2003 reflect our actual revenues as they appear on the operators’ statements. However, for our fiscal quarter ended December 31, 2003, we recognized revenue earned on an accrual basis and plan to do so in future quarters if necessary in order to report our earnings on a timely basis. This involves the use of estimates of monthly revenue based on our internal records for the month and prior monthly confirmation rates with the operators in prior months if we are unable to obtain actual figures from the operators before we finalize our financial statements. Actual revenue may differ from prior estimates when unexpected variations in billing and transmission failures occur. Recognizing revenue on an accrual basis could potentially require us to later make adjustments to our financial statements if the operators’ billing statements and cash payments are different from our estimates, which could adversely affect our reputation and the price of our ADSs. For the year ended December 31, 2003, approximately 6.2% of our gross revenues were based on such estimates.

We face intense competition.

      The Chinese market for wireless value-added services is intensely competitive, with more than 800 service providers (including the three groups discussed below) as of November 28, 2003 according to Norson Telecom Consulting, an independent research agency, and is changing rapidly. We compete principally with three groups of wireless value-added service providers in China:

•	dedicated service providers such as Linktone, whose business focus is to offer a variety of wireless content directly to mobile users,

•	the national Internet portal operators in China, which offer Internet access and content aggregation services on a nationwide basis in addition to wireless services, and

•	niche service providers, which focus primarily on a particular market segment or application that often builds on a pre-existing sector competency, for example, Tencent, which focuses on instant messaging services in China.

      We have faced competition from all three groups since our entry into this market. Moreover, there are low barriers to entry for new competitors in the wireless value-added services market. Several of our competitors have longer operating histories in China, greater name and brand recognition, larger customer bases and databases, significantly greater financial, technological and marketing resources and superior access to original content than we have. As a result, our existing or potential competitors may in the future achieve greater market acceptance and gain additional market share, which in turn could reduce our revenues.

A substantial portion of our revenues are derived from the relatively wealthier coastal and southern provinces in China, and the termination or alteration of our contracts with the mobile operators, or a general economic downturn, in those areas could have a particularly adverse effect on our business.

      Per capita income levels and mobile phone penetration rates (i.e., the number of mobile subscribers divided by the population of China) in China are generally higher in the coastal and southern provinces, and we generate a substantial portion of our revenues from those areas. In particular, we derived 18.4% and 23.0% of our revenues for 2003 from our contracts with China Mobile in Jiangsu and Guangdong Provinces, respectively. As noted above, there are numerous, often highly-subjective bases on which the mobile operators have the right to terminate our contracts with them. Moreover, our contracts for Jiangsu and Guangdong Provinces can be terminated in the discretion of any contracting party of the respective contract upon two months’ notice and 15 days’ notice, respectively. If these contracts are terminated or adversely altered or there is a general economic downturn in those areas, our business could be adversely affected. Our SMS Cooperation Agreement with China Mobile’s Guangdong office expired by its terms, and we operated for more than two months as if the agreement were still in effect until we entered into a new contract with this office in January 2004. We cannot predict whether there will be a recurrence of such issues or a termination of our contracts with affiliates of the mobile operators in significant provinces in the future.

We have incurred net losses for a significant portion of our history which could occur again.

      We incurred significant net losses until the first quarter of 2003. We could incur significant net losses in the future due to changes in the market, operating environment and competitive dynamics and our ability to respond to those changes. If we do not sustain profitability, the market price of our ADSs may decline.

We depend on key personnel for the success of our business. Our business may be severely disrupted if we lose the services of our key executives and employees or fail to add new senior and middle managers to our management.

      Our future success is heavily dependent upon the continued service of our key executives, particularly Raymond Lei Yang, our chief executive officer, Michael Guangxin Li, our chief operating officer, Mark Begert, our chief financial officer, and Xin Ye, our chief technology officer. Our future success is also dependent upon our ability to attract and retain qualified senior and middle managers to our management team. If one or more of our current or future key executives and employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customers and suppliers and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement and a confidentiality, non-competition and non-solicitation agreement with us. We do not maintain key-man life insurance for any of our key executives.

      We also rely on a number of key technology staff for the operation of our company. Given the competitive nature of our industry, the risk of key technology staff leaving our company is high and could disrupt our operations.

Rapid growth and a rapidly changing operating environment strain our limited resources.

      We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As our user base increases, we will need to increase our investment in our technology infrastructure, facilities and other areas of operations, in particular our product development, customer service and sales and marketing which are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support could deteriorate and our business may suffer. For example, any such performance issue could prompt China Mobile, China Unicom or both to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:

•	develop and quickly introduce new services, adapt our existing services and maintain and improve the quality of all of our services, particularly as new mobile technologies such as 2.5G and 3G are introduced,

•	effectively maintain our relationships with China Mobile and China Unicom,

•	expand the percentage of our revenues which are recurring and are derived from monthly subscription based services,

•	enter into and maintain relationships with desirable content providers,

•	continue training, motivating and retaining our existing employees and attract and integrate new employees, including our senior management, most of whom have been with our company for less than one year,

•	develop and improve our operational, financial, accounting and other internal systems and controls, and

•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

Any failures of the mobile telecommunications network, the Internet or our technology platform may reduce use of our services.

      Both the continual accessibility of China Mobile’s and China Unicom’s mobile networks and the performance and reliability of China’s Internet infrastructure are critical to our ability to attract and retain users. Moreover, our business depends on our ability to maintain the satisfactory performance, reliability and availability of our technology platform. The servers which constitute the principal system hardware for our operations are located in one location in Shanghai and two locations in Beijing. We maintain backup system hardware in our offices in Shanghai, but cannot be certain such backup will be adequate if there are problems with our primary system hardware. Any server interruptions, break-downs or system failures, including failures caused by sustained power shutdowns, floods or fire causing loss or corruption of data or malfunctions of software or hardware equipment, or other events outside our control that could result in a sustained shutdown of all or a material portion of the mobile networks, the Internet or our technology platform, could adversely impact our ability to provide our services to users and decrease our revenues.

If our exclusive providers of bandwidth and server custody service fail to provide these services or increases their prices, our business could be adversely affected.

      We rely on affiliates of China Telecom Group, or China Telecom, and China Netcom Corporation Ltd., or China Netcom, to provide us with bandwidth and server custody service for our services pursuant to contracts which have one-year terms, in the case of China Telecom, or are terminable at the discretion of either party, in the case of China Netcom, and are usually in the standard forms of the respective service provider. If China Telecom, China Netcom or their respective affiliates fail to provide such services, it may be difficult, if not impossible, to find a substitute provider on a timely basis or at all. In addition, we have no control over the costs of the services provided by China Telecom, China Netcom or their respective affiliates. If China Telecom, China Netcom or their respective affiliates fail to provide these services or raise their prices, our business could be adversely affected.

Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations which could adversely affect our ability to operate our business effectively or at all.

      In connection with China’s entry into the World Trade Organization, or WTO, foreign investment in telecommunications and Internet services in China was liberalized to allow for 30.0% foreign ownership in value-added telecommunication and Internet services in 2002, 49.0% in 2003 and 50.0% thereafter. In order to meet these ownership requirements, we have established two companies incorporated in China: Shanghai Weilan, which is owned 50.0% by each of two of our shareholders, Ankai Hu and Dong Li, and Shanghai Unilink, which is 90.0% owned by Shanghai Weilan, 5.0% owned by our chief executive officer, Raymond Lei Yang, and 5.0% owned by our financial controller, Simon Minsheng Du. We do not have any direct ownership interest in Shanghai Weilan or Shanghai Unilink. It is possible that the relevant Chinese authorities could, at any time, assert that any portion or all of our, Linktone Consulting’s, Shanghai Huitong’s, Shanghai Weilan’s or Shanghai Unilink’s existing or future ownership structure and businesses violate existing or future Chinese laws, regulations or policies. It is also possible that the new laws or regulations governing the telecommunication or Internet sectors in China that have been adopted or may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our, Linktone Consulting’s, Shanghai Huitong’s, Shanghai Weilan’s or Shanghai Unilink’s current or proposed businesses and operations. In addition, these new laws and regulations may be retroactively applied. In any such case, we could be required to restructure our operations which could adversely affect our ability to operate our business effectively or at all.

We may be unable to collect long-term loans to related parties associated with Shanghai Weilan or Shanghai Unilink.

      At December 31, 2003, we had long-term loans with total principal of approximately RMB5.0 million ($0.6 million) to each of Ankai Hu and Dong Li, our shareholders and the shareholders of Shanghai Weilan. We have also loaned RMB500,000 ($60,000) to each of Raymond Lei Yang and Simon Minsheng Du, our chief executive officer and our financial controller, respectively. The proceeds from these loans have been used to fund investments in our affiliated Chinese entities, Shanghai Weilan and Shanghai Unilink. As described in the preceding paragraph, Shanghai Weilan and Shanghai Unilink facilitate our participation in telecommunications and Internet businesses in China where foreign ownership is restricted. We expect that we will continue to be involved in and provide additional financial support in the future to the extent allowed by the Sarbanes-Oxley Act of 2002 and any other applicable laws.

      Our ability to ultimately collect these loans will depend on the profitability of Shanghai Weilan and Shanghai Unilink and their operational needs, which are uncertain. Furthermore, because of uncertainty associated with Chinese law, ultimate enforcement of the loan agreements is uncertain.

We depend upon contractual arrangements with Shanghai Weilan and Shanghai Unilink for the success of our business. These arrangements may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.

      Because we conduct our business only in China, and because we are restricted by the Chinese government from owning telecommunications or Internet operations in China, we depend on Shanghai Weilan and Shanghai Unilink, in which we have no direct ownership interest, to provide those services through contractual agreements with the mobile operators. These arrangements may not be as effective in providing control over our telecommunications or Internet operations as direct ownership of these businesses. For example, Shanghai Weilan or Shanghai Unilink could fail to take actions required to operate our business, such as entering into content development contracts with potential content suppliers or service contracts with China Mobile and China Unicom. Moreover, the fees for our services are paid by the mobile operators directly to Shanghai Weilan and Shanghai Unilink, which are then obligated at our request to transfer substantially all of such fees to our wholly owned subsidiaries, Linktone Consulting and Shanghai Huitong. If Shanghai Weilan or Shanghai Unilink fail to perform their obligations under these agreements, we may have to rely on legal remedies under Chinese law, which we cannot assure you would be effective or sufficient.

      In the opinion of our Chinese counsel, Commerce & Finance Law Offices, our business operations as described in this prospectus comply with all existing Chinese laws, rules and regulations, and we are properly licensed to carry on that business. There are, however, substantial uncertainties regarding the interpretation and application of current and future Chinese laws and regulations, as discussed in this section under the heading “— Additional Risks Related to Our Company.” For example, the value-added telecommunication services licenses issued by the local Shanghai Municipal Telecommunications Administration Bureau and held by our affiliated Chinese entities may not be sufficient to authorize the provision by our affiliated Chinese entities of wireless value-added services on a national basis. Further, Shanghai Weilan is in the process of applying for an inter-provincial value-added telecommunication services license with the Ministry of Information Industries, but we cannot be certain whether any local or national value-added telecommunication services license requirements will conflict with one another or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of our value-added telecommunications services. Accordingly, we cannot assure you that Chinese authorities will not ultimately take a view contrary to the opinion of our Chinese legal counsel.

We generate our internal funds almost exclusively from Linktone Consulting and Shanghai Huitong. If those entities are restricted from paying dividends to us, we may lose almost all of our internal source of funds.

      We are a holding company with no significant assets other than our equity interests in Linktone Consulting and Shanghai Huitong. Our internal source of funds has been derived almost exclusively from dividend payments from those entities after they receive payments from our affiliated companies, Shanghai Weilan and Shanghai Unilink. We are likely to lose all of our source of funds if those entities are restricted from paying dividends to us, except for interest we and our wholly owned subsidiaries earned on our investments which totaled $23,000 in 2003. Under current Chinese tax regulations, dividends paid to us are not subject to Chinese income tax. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations, which in turn restricts our ability to receive these revenues.

      The principal differences between net income under Chinese accounting standards and U.S. GAAP relate to pre-operating costs, stock-based compensation and deferred taxes. Pre-operating costs are expensed when incurred under U.S. GAAP, while they are amortized over five years under Chinese accounting standards. Stock-based compensation and deferred taxes are not recognized under Chinese accounting standards. Under Chinese law, Linktone Consulting and Shanghai Huitong are also required to set aside a portion of their after-tax profit (the legal minimum requirement is 10%), as determined by their boards of directors, to fund certain reserve funds beginning in their first profitable year after offsetting prior year cumulative losses. Linktone Consulting has been loss-making since inception, and accordingly no reserve has been set aside. Shanghai Huitong’s net income in 2003 is expected to exceed prior year losses. Accordingly, the amount of reserves in respect of 2003 will be determined by Shanghai Huitong’s board of directors in 2004. These reserves are established for enterprise expansion, staff welfare and other general purposes under Chinese law and they are not distributable as cash dividends. If further restrictions on payments of dividends by our subsidiaries are implemented under Chinese law, our revenues could decrease significantly.

If Linktone Consulting or Shanghai Huitong incurs any debt, it could impact our ability to pay dividends on our ordinary shares or ADSs.

      If Linktone Consulting or Shanghai Huitong incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ordinary shares or ADSs.

We engage in broad distributions of SMS messages to China Mobile’s and China Unicom’s customers to promote our services, and any limitations on such distributions could adversely affect the marketing of our services and our revenues.

      One of our marketing activities which has historically been relatively successful is broad distributions of SMS messages to China Mobile’s and China Unicom’s customers, known as “SMS pushes.” The number and content of SMS pushes we are able to distribute is already subject to limitations by the mobile operators, including, for example, a requirement that the SMS pushes can only be distributed to SMS users who have used services which are the same or similar to those promoted in the push. In addition, the Shanghai municipal government has issued a provisional regulation prohibiting SMS pushes to users who have not consented to receiving SMS pushes. If the operators’ customers find continuing SMS pushes to be a nuisance, they may complain to the operators, which may in turn impose further limitations on, or even ban, SMS pushes. Furthermore, the Chinese government may further impose specific regulations that limit or prohibit SMS pushes. Any limitations or prohibitions on our ability to market via SMS pushes could adversely affect the marketing of our services, our ability to attract and retain customers and thus our revenues.

Computer viruses and hacking may cause delays or interruptions on our systems and may reduce use of our services and harm our reputation.

      Computer viruses and hacking may cause delays or other service interruptions on our systems. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. We may be required to expend significant capital and other resources to protect our systems against the threat of such computer viruses and hacking and to rectify any damage to our systems. Moreover, if a computer virus or hacking which affects our systems is highly publicized, our reputation could be materially damaged and usage of our services may decrease.

Our revenues fluctuate significantly and may adversely impact the trading price of our ADSs or any other securities which become publicly traded.

      Our revenues and results of operations have varied in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation are outside our control. Steady revenues and results of operations will depend largely on our ability to:

•	attract and retain users in the increasingly competitive wireless value-added services market in China,

•	expand the percentage of our revenues which are recurring and are derived from monthly subscription based services,

•	successfully implement our business strategies, and

•	update and develop our services, technologies and content, including aggregating, customizing and localizing third party technologies and content for the China market.

      Because the wireless value-added services industry in China is new and rapidly evolving and our business is also relatively new and has experienced significant volatility in terms of financial results as a result of the factors stated above, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our ADSs to decline.

We may be held liable for information displayed on or retrieved from our service offerings.

      We may face liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that are provided via our wireless value-added services. For example, we could be subject to defamation claims for messages posted on our services that allow chatting, or SMS news updates sent to users by us could possibly be deemed to contain state secrets in violation of applicable Chinese law. In addition, third parties could assert claims against us for losses incurred in reliance on information distributed by us. We may incur significant costs in investigating and defending these claims, even if they do not result in liability.

We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.

      We rely on a combination of copyright, trademark and trade secrecy laws and contractual restrictions on disclosure to protect our intellectual property rights. We have registered 26 trademarks with China’s Trademark Office and are in the process of applying for 108 additional trademarks in China and three trademarks in the U.S. We have also obtained 15 copyright certificates in China for certain cartoon images. Our efforts to protect our proprietary rights may not be effective to prevent unauthorized parties from copying or otherwise obtaining and using our technology and content, particularly in China where the laws may not protect our proprietary rights as fully as in the United States. Monitoring unauthorized use of our services is difficult and costly, and we cannot be certain that the steps we take will effectively prevent misappropriation of our technology and content. For example, competitors could copy one or more of our downloadable icons, and we may not become aware of the infringement in a timely manner or at all or be able to take effective action to enforce our rights.

      From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate litigation against us for alleged infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or content or license the infringed or similar technology or content on a timely basis, our business could suffer. Moreover, even if we are able to license the infringed or similar technology or content, license fees that we pay to licensors could be substantial or uneconomical.

We have limited business insurance coverage.

      The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products, and do not, to our knowledge, offer business liability insurance. As a result, we do not have any business liability insurance coverage for our operations. Moreover, while business disruption insurance is available, we have determined that the risks of disruption and cost of the insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

Future acquisitions may have an adverse effect on our ability to manage our business.

      Selective acquisitions form part of our strategy to further expand our business. If we are presented with appropriate opportunities, we may acquire additional businesses, technologies, services or products which are complementary to our core wireless value-added services business. Future acquisitions and the subsequent integration of new companies into ours would require significant attention from our management, in particular to ensure that the acquisition does not disrupt our relationships with China Mobile and China Unicom, or affect our users’ opinion of our services and customer support and is effectively integrated with our existing operations and wireless value-added services. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new operations, services and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions and potential loss of, or harm to, relationships with employees and content providers as a result of integration of new businesses. Given the sophisticated technologies used in the wireless value-added services industry, the successful, cost-effective integration of other businesses’ technology platforms and services into our own would also be a critical, and highly complex, aspect of any acquisition.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

      We may be classified as a passive foreign investment company by the United States Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a passive foreign investment company, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a passive foreign investment company will be made on an annual basis and will depend on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a passive foreign investment company for U.S. tax purposes if 50.0% or more of our assets, based on an annual quarterly average, are passive assets, or 75.0% or more of our annual gross income is derived from passive assets. We have determined that virtually all of our income for 2001, 2002 and 2003 was active income under the gross income test. However, as cash and cash equivalents (which constitute passive assets for passive foreign investment company testing purposes) have comprised a significant percentage of our assets (based on U.S. GAAP) in the past and are likely to do so following completion of this offering, the determination whether we were a passive foreign investment company in prior years or will be a passive foreign investment company in the future will depend on the valuation of our intangible assets (including goodwill and going concern value) which are not reflected in our financial statements. We did not obtain an appraisal of our intangible assets for passive foreign investment company testing purposes for prior periods, but we believe that the value of these intangibles exceeds the amount of our cash and cash equivalents. Our judgment is not binding on the Internal Revenue Service. In the future, the valuation of our intangible assets will be based, in part, on the then market value of our ADSs, which is subject to change. In addition, the composition of our income and assets will be affected by how we spend the cash we raise in this offering. We cannot assure you that we will not be a passive foreign investment company for the current or any future taxable year. See “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company.”

Anti-takeover provisions in our charter documents could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.

      Our amended and restated articles of association, which will become effective upon the closing of this offering, include provisions which could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management. These provisions include a classified board of directors. In addition, our board of directors has the right to issue preferred shares without shareholder approval, which could be used to institute a “poison pill” that would work to dilute a potential hostile acquirer’s ownership interest in our company, effectively preventing acquisitions that have not been approved by our board of directors.

Risks Related to our Industry

Our ability to generate revenues could suffer if the Chinese market for wireless value-added services does not develop as anticipated.

      The wireless value-added services market in China has evolved rapidly over the last four years, with the introduction of new services, development of consumer preferences, market entry by new competitors and adaptation of strategies by existing competitors. We expect each of these trends to continue, and we must continue to adapt our strategy to successfully compete in our market.

      In particular, we are currently focused on establishing a wide range of wireless value-added services for mobile phone handsets using 2.5G technologies. There can be no assurance, however, that these 2.5G technologies and any services compatible with them will be accepted by consumers or promoted by the mobile operators. Moreover, there are numerous other technologies in varying stages of development, such as third generation mobile technologies, which could radically alter or eliminate the market for SMS or 2.5G services.

      Accordingly, it is extremely difficult to accurately predict consumer acceptance and demand for various existing and potential new offerings and services, and the future size, composition and growth of this market. Furthermore, given the limited history and rapidly evolving nature of our market, we cannot predict the price that wireless subscribers will be willing to pay for our services or whether subscribers will have concerns about security, reliability, cost and quality of service associated with wireless services. If acceptance of our wireless value-added services is different than anticipated, our ability to maintain or increase our revenue and profits could be materially and adversely affected.

The popularity of our services which operate with next generation technology standards are necessarily dependent on the market penetration of mobile handsets that are compatible with those standards, which is beyond our control.

      Mobile phone users can access our MMS, WAP and other services which operate with next generation technology standards only if they purchase handsets that are compatible with those standards. In particular, handsets that are 2.5G-compatible have historically been significantly more expensive in China than handsets using older technology such as GSM. Although the prices of 2.5G-compatible handsets have been dropping rapidly in recent quarters, we cannot be certain whether this trend will continue or the extent to which existing users will be willing to upgrade their mobile phones to obtain the latest technology. The pricing, marketing and other factors which affect the sales of more sophisticated mobile handsets are all outside of our control, and weak sales of mobile handsets for which we have developed services could adversely affect our business.

The telecommunication laws and regulations in China are evolving and subject to interpretation and will likely change in the near future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties.

      Although wireless value-added services are subject to general regulations regarding telecommunication services, we believe that currently, there are no Chinese laws at the national level specifically explicitly governing wireless value-added services, such as our services related to SMS, MMS and WAP, and no Chinese government authority has been specifically designated to regulate these services. Many providers of wireless value-added services have obtained various value-added telecommunication services licenses, such as the licenses possessed by our affiliates, Shanghai Weilan and Shanghai Unilink. These value-added telecommunication licenses were issued by the local Shanghai Municipal Telecommunications Administration Bureau, and they may not be sufficient to offer wireless value-added services on a national basis. Shanghai Weilan is in the process of applying with the Ministry of Information Industries for an inter-provincial value-added telecommunication license in accordance with the Ministry’s general regulations regarding telecommunication services. However, we cannot predict whether we will be granted that license. Moreover, we cannot be certain that any local or national value-added telecommunication license requirements will not conflict with one another or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of this category of service. It is also possible that new national legislation might be adopted to regulate such services.

      If we or our subsidiaries or affiliates are found to be in violation of any existing or future Chinese laws or regulations regarding wireless value-added services or Internet access which is discussed in the following risk factor, the relevant Chinese authorities have the power to, among other things:

•	levy fines;

•	confiscate our income or the income of our subsidiaries and affiliates;

•	revoke our business license or the business license of our subsidiaries and affiliates;

•	shut down our servers or the servers of our subsidiaries and affiliates and/or blocking any Web sites that we operate; and

•	require us to discontinue any portion or all of our wireless value-added services business.

The regulation of Internet Web site operators is also unclear in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations.

      Our affiliate, Shanghai Weilan, operates Internet Web sites in China, which are one of the channels through which our services are offered. The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the Ministry of Information Industries, and the possibility of new laws or regulations being adopted have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese companies with Internet operations including those of our company. In particular, the Ministry of Information Industries has stated that the activities of Internet content providers are subject to regulation by various Chinese government authorities, depending on the specific activities conducted by the Internet content provider. We cannot be certain that the commercial Internet content provider license issued by the local Shanghai Municipal Telecommunications Administration Bureau and held by Shanghai Weilan or any value-added telecommunication license held by Shanghai Weilan or Shanghai Unilink will satisfy these requirements. Based on telephone consultations by Commerce & Finance Law Offices, our Chinese counsel, with the Ministry of Information Industries, we understand that the Ministry is in the process of preparing new laws and regulations that will govern these activities which could be applicable to the services we offer. Our failure to comply with applicable Chinese Internet regulations could subject us to severe penalties as noted in the prior risk factor.

The Chinese government, China Mobile or China Unicom may prevent us from distributing, and we may be subject to liability for, content that any of them believe is inappropriate.

      China has enacted regulations governing telecommunication service providers, Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet that it believes to violate Chinese law, including content that is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, we may not publish certain news items, such as news relating to national security, without permission from the Chinese government. Furthermore, the Ministry of Public Security has the authority to cause any local Internet service provider to block any Web site maintained outside China at its sole discretion.

      China Mobile and China Unicom also have their own policies regarding the distribution of inappropriate content by wireless value-added service providers and have recently punished certain providers for distributing content deemed by them to be obscene. Such punishments have included censoring of content, delays in payments of fees by the mobile operators to the offending service provider, forfeiture of fees owed by the mobile operators to the offending service provider and suspension of the service on the mobile operators’ networks. Accordingly, even if we comply with Chinese governmental regulations relating to licensing and foreign investment prohibitions, if the Chinese government, China Mobile or China Unicom were to take any action to limit or prohibit the distribution of information or to limit or regulate any current or future content or services available to users, our revenues could be reduced and our reputation harmed.

      The Chinese government is expected to grant licenses to offer wireless services in China to China Telecom, China Netcom and possibly other parties with which we have not yet developed close relationships. If those parties receive licenses and are successful in the market but we are unable to develop cooperative relationships with them, our business could be adversely affected.

      It is anticipated that the Chinese government will grant licenses to offer wireless services in China to China Telecom, China Netcom and possibly other parties, although the timing of such grants is unclear. We have not yet developed close business relationships with those parties as we have done with the existing mobile operators, China Mobile and China Unicom. As a result, if those parties receive wireless licenses and are successful in the market but we are unable to develop cooperative relationships with them, our business could be adversely affected if they take market share for wireless value-added services from China Mobile and China Unicom.

Risks Related to Doing Business in China

A slow-down in the Chinese economy may slow down our growth and profitability.

      The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any slow down will not have a negative effect on our business. Several years ago, the Chinese economy experienced deflation, which may reoccur in the foreseeable future. The Chinese economy overall affects our profitability as expenditures for wireless value-added services may decrease due to slowing domestic demand. More specifically, increased penetration of wireless value-added services in the less economically developed central and western provinces of China will depend on their achieving certain income levels so that mobile handsets and related services become affordable to a significant portion of the population.

Government regulation of the telecommunications and Internet industries may become more burdensome.

      Government regulation of the telecommunications and Internet industries is burdensome and may become more burdensome. New regulations could increase our costs of doing business and prevent us from efficiently delivering our services. These regulations may stop or slow down the expansion of our user base and limit the access to our services. In addition to new laws and regulations, existing laws not currently applicable to the wireless value-added services may be applied to those services.

The uncertain legal environment in China could limit the legal protections available to you.

      The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation enacted over the past 20 years has significantly enhanced the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you, such as the right of foreign invested enterprises to hold licenses and permits such as a value-added telecommunication license and requisite business licenses.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, could adversely affect our business and results of operations.

      A renewed outbreak of SARS or another widespread public health problem in China, where all of our revenue is derived, and in Shanghai, where our operations are headquartered, could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including the following:

•	quarantines or closures of some of our offices which would severely disrupt our operations,

•	the sickness or death of our key officers and employees, and

•	a general slowdown in the Chinese economy.

      Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

Changes in China’s political and economic policies could harm our business.

      The economy of China has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

•	economic structure;

•	level of government involvement in the economy;

•	level of development;

•	level of capital reinvestment;

•	control of foreign exchange;

•	methods of allocating resources; and

•	balance of payments position.

      As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

      Because almost all of our future revenues may be in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund our business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

The value of our ordinary shares and ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi.

      The value of our ordinary shares and ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position and the price of our ordinary shares and ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

Risks Related to this Offering

If an active trading market for our ADSs does not develop, the price of our ADSs may suffer and may decline below the initial offering price.

      Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial price to the public for our ADSs will be determined by negotiations between us and our underwriters and may not be indicative of the price at which ADSs will trade following the completion of this offering. We cannot assure you that an active trading market will develop or be sustained following the completion of this offering, or that the market price of our ADSs will not decline below the initial offering price.

Market fluctuations may adversely affect the market price of our ADSs.

      The securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

The sale by our existing shareholders of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.

      Immediately after the completion of this offering, we will have 250,129,200 ordinary shares outstanding, including 60,600,000 ordinary shares represented by ADSs sold in this offering (assuming the over-allotment option is not exercised). Our ADSs sold in this offering (other than those held by our affiliates) will be eligible for immediate resale in the public market without restrictions and 189,529,200 ordinary shares held by our existing shareholders and any ADSs held by our affiliates may also be sold in the public market in the future pursuant to, and subject to the restrictions contained in, Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and applicable lock-up agreements. All of our ordinary shares outstanding after this offering, except for ordinary shares evidenced by ADSs sold in this offering, will be subject to a lock-up agreement. If any existing shareholder or shareholders sell a substantial amount of ADSs, the prevailing market price for our ADSs could be adversely affected.

You will experience immediate and substantial dilution in the book value of ADSs purchased.

      The initial public offering price per ADS is substantially higher than the net tangible book value per ADS prior to this offering. Accordingly, when you buy our ADSs in this offering, at an assumed initial public offering price of $11.00 per ADS, which is the midpoint of the range set forth on the front cover page of this prospectus, you will incur an immediate dilution of $8.64 per ADS. See “Dilution.”

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

      We may from time to time distribute rights to our shareholders, including rights to acquire our securities. We cannot offer you those rights unless the securities to which the rights relate are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

The market price for our ADSs may be volatile.

      The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results,

•	announcements of new services by us or our competitors,

•	changes in financial estimates by securities analysts,

•	conditions in the wireless value-added services market,

•	changes in the economic performance or market valuations of other companies involved in wireless value-added services,

•	announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments,

•	additions or departures of key personnel, or

•	potential litigation.

      In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

      Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2003 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the U.S., and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. As a result, our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct all of our operations in China and because the majority of our directors and officers reside outside of the U.S.

      We are incorporated in the Cayman Islands, and we conduct all of our operations in China through Linktone Consulting and Shanghai Huitong. Most of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands, China or the U.S. in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We have not determined any specific use for a significant portion of the proceeds from this offering and we may use the proceeds in ways with which you may not agree.

      We have not allocated the net proceeds of this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

You may not be able to exercise your right to vote.

      As a holder of our ADSs, you may instruct the depositary of our ADSs to vote the ordinary shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw our ordinary shares underlying the ADSs you hold. However, you may not know about the meeting enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

      Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy,

•	we think there is substantial shareholder opposition to the particular question, or

•	we think the particular question would have a material adverse impact on our shareholders.

      The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to you.

      The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

      Your ADSs represented by American Depositary Receipts are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

FORWARD-LOOKING STATEMENTS

      Many statements made in this prospectus under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere are forward-looking statements that reflect our current expectations and views of future events. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including those related to:

•	the risk that our various contractual relationships with China Mobile or China Unicom will terminate or be altered in a way that adversely affects our business;

•	our reliance on our contractual arrangements with our affiliated Chinese entities;

•	the risk that the current popularity in China of SMS-based services that we offer, including ringtone and icon downloads, wireless games and other wireless value-added services, will not continue for whatever reason, including SMS being superseded by other technologies for which we are unable to offer attractive services;

•	the risk that the recent growth in the usage of wireless value-added services will stop or that such usage will decrease for whatever reason;

•	the risk that we may not be able to continuously develop new and creative wireless value-added services;

•	the risk that we may be unable to acquire, customize or localize content for our wireless value-added services which is attractive to users on economical terms or at all;

•	the risk that we will not be able to control our expenses in future periods;

•	the risk that we will not be able to develop and implement additional operational and financial systems to manage our operations as they expand;

•	intensifying competition in the market in which we operate;

•	governmental uncertainties; and

•	uncertainty as to future profitability and the risk that security, reliability, cost and quality of service concerns may impede broad use of wireless value-added services.

      We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

USE OF PROCEEDS

      We expect to receive net proceeds of approximately $51.3 million from this offering, at an assumed public offering price of $11.00 per ADS and after deducting the estimated underwriting discount and offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, the net proceeds we will receive will be approximately $57.4 million at such assumed offering price. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

      The purposes of this offering are to:

•	create a public market for our ordinary shares represented by the ADSs for the benefit of all shareholders,

•	retain qualified employees by providing them with equity incentives which can have some liquidity, and

•	raise funds for the purposes described below.

      We intend to use the net proceeds of this offering for general corporate purposes, including working capital, for the expansion of our operations in China and for technology and next generation service research and development. We estimate that approximately US$5.0 million of the net proceeds of this offering will be spent on research and development activities. We anticipate making approximately $1.4 million in capital expenditures in 2004 for software and technology infrastructure products and other items related to the expansion of our business such as computers and office furniture. We may use a portion of the net proceeds to acquire or invest in businesses, technologies, services or products which are complementary to our core wireless value-added services business. However, we currently have no commitments or agreements with respect to any such transactions. We have not made any other specific expenditure plans with respect to the proceeds of this offering. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

      Pending use of the net proceeds, we intend to invest our net proceeds in short-term, interest bearing, investment-grade obligations. These investments may have a material adverse effect on the U.S. federal income tax consequences of an investment in our ADSs. It is possible that we may become a passive foreign investment company for United States federal income taxpayers, which could result in negative tax consequences for you. These consequences are described in more detail in “Risk Factors — Risks Related to Our Company — Additional Risks Related to Our Company — We may become a passive foreign investment company, which could result in adverse tax consequences to U.S. investors” and “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company.”

DIVIDEND POLICY

      We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Payments of dividends by our subsidiaries in China to our company are subject to restrictions including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. There are no such similar foreign exchange restrictions in the Cayman Islands.

CAPITALIZATION

      The following table shows our capitalization as of December 31, 2003:

•	on an actual basis and assuming that our 100-for-one share split that was effected on February 4, 2004 had occurred as of December 31, 2003;

•	on a pro forma basis to reflect the conversion of our outstanding Series A, B, C, D and E preferred shares into ordinary shares; and

•	on a pro forma as adjusted basis to reflect our sale of 5,150,000 ADSs in this offering at an assumed offering price of $11.00, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

      Please read this information together with:

•	the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and

•	the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2003

			Pro forma
	Actual	Pro forma	as adjusted

Redeemable equity:
Series B redeemable convertible preferred shares ($0.0001 par value): 6,617,200 shares authorized, issued and outstanding (actual); no shares issued and outstanding (pro forma and pro forma as adjusted)	$583,672	$—	$—
Series C redeemable convertible preferred shares ($0.0001 par value): 24,520,300 shares authorized, issued and outstanding (actual); no shares issued and outstanding (pro forma and pro forma as adjusted)	2,000,000	—	—
Series E redeemable convertible preferred shares ($0.0001 par value): 10,157,000 shares authorized, issued and outstanding (actual); no shares issued and outstanding (actual, pro forma and pro forma as adjusted)	999,997	—	—
Shareholders’ equity:
Series A convertible preferred shares ($0.0001 par value): 38,684,800 shares authorized, issued and outstanding (actual); and no shares issued and outstanding (pro forma and pro forma as adjusted)	1,624,732	—	—
Series B convertible preferred shares ($0.0001 par value): 11,028,700 shares authorized, issued and outstanding (actual); no shares issued and outstanding (pro forma and pro forma as adjusted)	900,656	—	—
Series D convertible preferred shares ($0.0001 par value): 10,157,000 shares authorized, issued and outstanding (actual); no shares issued and outstanding (pro forma and pro forma as adjusted)	1,000,000	—	—
Ordinary shares ($0.0001 par value): 97,390,000 shares authorized, issued and outstanding (actual); 198,555,000 shares authorized, issued and outstanding (pro forma) and 250,055,000 shares authorized, issued and outstanding (pro forma as adjusted)	9,739	19,855	25,006
Additional paid-in capital	5,811,354	12,910,295	64,162,411
Deferred stock-based compensation	(4,691,825)	(4,691,825)	(4,691,825)
Statutory reserves	500,000	500,000	500,000
Accumulated other comprehensive loss	(411)	(411)	(411)
Accumulated deficit	(947,626)	(947,626)	(947,626)
Total shareholders’ equity	4,206,619	7,790,288	59,047,555
Total capitalization	$7,790,288	$7,790,288	$59,047,555

(1)	The number of our ordinary shares outstanding as of December 31, 2003 does not include: 31,941,700 ordinary shares subject to options outstanding as of December 31, 2003 at a weighted average exercise price of $0.103 per ordinary share; and 7,660,000 additional ordinary shares that are issuable upon the exercise of outstanding stock options under our 2000-1 Scheme and 2003 Plan.

DILUTION

      If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the pro forma net tangible book value per ADS after the offering. Dilution results from the fact that the per ordinary share offering price of our ADSs is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value at December 31, 2003 was $7.8 million, or $0.08 per ordinary share and $0.80 per ADS. Our pro forma net tangible book value at December 31, 2003 was $7.8 million, or $0.04 per ordinary share and $0.39 per ADS. Pro forma net tangible book value per ordinary share represents the amount of total tangible assets less total liabilities, divided by the number of ordinary shares outstanding after giving effect to:

•	the 100-for-one split of our ordinary shares which occurred on February 4, 2004; and

•	the automatic conversion of all outstanding shares of our Series A, B, C, D and E preferred shares into our ordinary shares.

      After giving effect to our sale of 5,150,000 ADSs in this offering at the initial public offering price of $11.00 per ADS (the mid-point of the range set forth on the cover of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of December 31, 2003 would have been $59.0 million, or $0.24 per share and $2.36 per ADS. This represents an immediate increase in pro forma net tangible book value of $0.20 per ordinary share, or $1.97 per ADS, to existing shareholders and an immediate dilution of $0.86 per ordinary share, or $8.64 per ADS, to investors purchasing ADSs in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per ordinary share	$1.10
Net tangible book value per ordinary share at December 31, 2003	0.08
Pro forma net tangible book value per ordinary share at December 31, 2003	0.04
Increase in pro forma net tangible book value per ordinary share attributable to this offering	0.20
Pro forma net tangible book value per ordinary share after this offering	0.24

Dilution per ordinary share to new investors	$0.86

Dilution per ADS to new investors	$8.64

      The following table summarizes, on a pro forma basis as of December 31, 2003, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per share paid before deducting the underwriting discounts and commissions and our estimated offering expenses.

	Shares purchased		Total consideration
					Average price	Average price
	Number	Percent	Amount	Percent	per share	per ADS

			(in thousands of U.S. dollars, except percentages)
Existing holders of capital stock	198,555,000	79.4%	$6,017,296	9.6%	$0.03	$0.30
Investors purchasing ADSs in this offering from our company	51,500,000	20.6%	56,650,000	90.4%	1.10	11.00

Total	250,055,000	100.0%	$62,667,296	100.0%

      The discussion and tables above assume no exercise of stock options outstanding as of December 31, 2003. As of the consummation of this offering, we expect to have options outstanding to purchase a total of 38,110,300 ordinary shares, including options to purchase a total of 13,509,300 ordinary shares which are exercisable as of the consummation of this offering, with a weighted average exercise price of $0.27 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

      If the underwriters’ over-allotment option is exercised in full, investors purchasing ADSs in this offering from our company will hold 22.5% of the total number of our ordinary shares outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

      The following table shows selected consolidated financial information for our business. You should read the following information in conjunction with:

•	the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and

•	our consolidated financial statements and related notes beginning on page F-1 of this prospectus, which were prepared in accordance with U.S. GAAP.

      The following selected financial data for and as of the years ended December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements. The selected financial data for and as of the years ended December 31, 1999 and 2000 have been derived from our unaudited combined financial data. In November 1999, we commenced operations as a business division of Intrinsic China Technology Ltd. In April 2001, our affiliated business division which focused on wireless data software was spun-off to a newly established holding company, Intrinsic Technology, and our company was renamed Linktone Ltd. Due to the significance of the spun-off division relative to that of our company, the transaction was accounted for as a reverse spin-off, with our company as the spinnee for accounting purposes. As a result, our combined financial data for the periods prior to the spin-off was determined by treating Linktone as a separate independent entity.

      All amounts below are in U.S. dollars, except for share number data.

	For the year ended December 31,

	1999	2000	2001	2002	2003

	(unaudited)		(audited)
Statements of Operations Data:
Gross revenues	$—	$64,532	$1,086,587	$4,309,036	$16,601,492
Net revenues	—	60,075	1,011,910	4,068,767	15,485,670
Cost of services	—	(16,193)	(325,258)	(1,525,146)	(5,819,391)

Gross profit	—	43,882	686,652	2,543,621	9,666,279
Operating expenses:
Product development	—	—	(368,445)	(426,872)	(748,209)
Selling and marketing	—	(146,873)	(745,312)	(1,171,988)	(2,144,540)
Stock-based compensation*	—	—	—	—	(1,119,529)
Other general and administrative	(5,024)	(531,023)	(1,400,142)	(1,526,724)	(2,070,141)

Total operating expenses	(5,024)	(677,896)	(2,513,899)	(3,125,584)	(6,082,419)
Income/(loss) from operations	(5,024)	(634,014)	(1,827,247)	(581,963)	3,583,860
Interest income	—	15,942	22,000	46,010	32,223
Income tax benefit (expense)	—	—	—	—	—

Net income/(loss)	$(5,024)	$(618,072)	$(1,805,247)	$(535,953)	$3,616,083

Foreign currency translation	1,007	1,006	9,016	(84)	457
Comprehensive income/(loss)	$(4,017)	$(617,006)	$(1,796,231)	$(536,037)	$3,616,540

Earning/(loss) per share:
Basic	$—	$(0.01)	$(0.03)	$(0.01)	$0.04

Diluted	$—	$(0.01)	$(0.03)	$(0.01)	$0.02

Weighted average ordinary shares:
Basic	97,390,000	97,390,000	97,390,000	97,390,000	97,390,000

Diluted	97,390,000	97,390,000	97,390,000	97,390,000	207,633,600

Statements of Cash Flows Data:
Cash flows from:
Operating activities	$—	$(1,300,844)	$(987,021)	$(289,525)	$2,880,751
Investing activities	—	(30,486)	(287,906)	(85,081)	(304,380)
Financing activities	(280,676)	1,346,691	3,345,650	1,034,979	—

	As of December 31,

	1999	2000	2001	2002	2003

	(unaudited)		(audited)
Balance Sheet Data:
Cash and cash equivalents	$280,676	$296,037	$2,375,776	$3,036,065	$5,612,893
Accounts receivable, net	—	701,821	443,860	563,787	3,092,619
Property and equipment, net	—	29,986	236,868	236,714	450,238

Total assets	$280,676	$1,027,844	$3,175,779	$3,961,779	$9,710,050

Total liabilities	4,017	22,000	620,502	907,560	1,919,762
Total shareholders’ equity/(deficit)	276,659	1,005,844	223,982	(385,514)	4,206,619

Total liabilities and shareholders’ equity/(deficit)	$280,676	$1,027,844	$3,175,779	$3,961,779	$9,710,050

*	Stock-based compensation is a component of general and administrative expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” beginning on page 10 in this prospectus.

Overview

      We provide entertainment-oriented wireless value-added services to mobile phone users in China. Virtually all of our revenues are derived from the sale of various SMS-based services to consumers through the mobile networks operated by China Mobile and, to a lesser extent, China Unicom. We receive our revenues principally in the form of payments from the mobile operators after the users have paid for our services and the operators have deducted their service and network fees. Users pay for our services by monthly subscription and/or on a per use basis. In the third quarter of 2003, we began offering wireless services for next generation technology platforms such as MMS, WAP and JAVA, as well audio-related services. We also earn limited revenue from enterprise solution services.

      We achieved net income of $3.6 million for 2003, compared to net losses of $0.5 million for 2002. For 2003, we generated $16.6 million in gross revenues, compared to $4.3 million for 2002, representing an increase of 285.3%. Our increase in gross revenues during this period was due to increased sales of our services and the overall growth of the wireless value-added services market in China. Our accumulated deficit was reduced from $3.9 million as of December 31, 2002 to $0.9 million as of December 31, 2003. These accumulated losses have been funded from our private placements of preferred shares to investors.

      The presentation of our financial results in this prospectus is affected by the fact that we, like other companies in our industry, do not receive or recognize revenue for services we provide that are characterized as billing and transmission failures. See “Risk Factors — Risks Related to Our Company — Our revenues are affected by billing and transmission failures which are often beyond our control.” These failures primarily result from the user’s phone being turned off, technical problems with the mobile operators’ networks or our system or other issues which are described under “Business — Operator Service Agreements with China Mobile and China Unicom — Service Fee Arrangements and Other Payment Considerations.” China Mobile’s and China Unicom’s monthly statements to service providers regarding the services provided through their networks currently do not contain billing and transmission failure information on either an aggregate or a service-by-service basis. In addition, the monthly statements do not include breakdowns of gross revenues by service. Although we maintain our own records reporting the services provided, we can only estimate our actual gross revenue and cost of services by service type because we are unable to confirm which services we transmitted but resulted in billing and transmission failures. As a result, we are not able to determine the aggregate amount of billing and transmission failures or definitively calculate and monitor service-by-service gross revenue, margins and other financial information and also cannot definitively determine which of our services are or may be profitable.

The major factors affecting our results of operations and financial condition include:

•	Growth of the Wireless Value-Added Services Market in China. Our financial results have been, and we expect them to continue to be, affected by the growth in the wireless value-added services market in China. Wireless telephony has become an increasingly important medium of communication in China. According to the Ministry of Information Industries, the number of mobile subscribers in China increased from 43.2 million as of the end of 1999 to 268.7 million as of December 31, 2003. Despite such growth, China’s wireless penetration rate of 20.9% as of December 31, 2003 remains low as compared to other markets globally. Along with the growth in mobile subscribers, wireless value-

added services have become increasingly popular with total revenue from this market in China estimated to have risen from RMB1.0 billion ($120.8 million) in 2001 to RMB7.0 billion ($845.7 million) in 2002. SMS services continue to represent the vast majority of the wireless value-added services market in China, with approximately 90.0 billion SMS messages sent for the year ended December 31, 2002.

•	Increase in Volume of Sales. Our gross revenues have increased also as a result of the popularity of our services with the mobile phone user group that we market to. We focus on entertainment-oriented services which we believe are particularly attractive to young mobile phone users in China who are early adopters of new wireless value-added services. For 2002 and 2003, our total billable messages were 207.0 million and 1.2 billion, respectively, after taking into account billing and transmission failures. For 2003, we generated $16.6 million in gross revenues, compared to $4.3 million for 2002, representing an increase of 285.3%.

•	Marketing and Distribution through China Mobile and China Unicom. Because all of our wireless value-added services are offered through the networks of China Mobile and China Unicom, a key component of our revenue growth is our ability to utilize the sales channels of the mobile operators and expand into additional geographic areas within China. For example, we believe that the sales of our services have been enhanced by our participation in China Mobile’s M-Zone marketing initiative and the inclusion of some of our services on STK cards. Moreover, we have continuously broadened our relationships with the national and various provincial and local offices of China Mobile and China Unicom. The number of our service contracts with the national, provincial and local offices of China Mobile and China Unicom increased from 17 and 5 at the end of 2002, respectively, to 29 and 8 at the end of 2003, respectively. The top five provinces or municipalities in terms of our gross revenue generated from China Mobile and China Unicom users constituted 73.8% of our gross revenues for the fourth quarter of 2002, compared to 58.2% for the fourth quarter of 2003.

•	Operator Service Agreements with China Mobile and China Unicom. Our ability to generate revenue and the terms under which we deliver our services depend to a large extent on our ability to maintain good relationships with the national, provincial and local offices of China Mobile and China Unicom and to differentiate our services through, among other things, innovative product development and appealing content from domestic and international content providers. This is particularly the case in the wealthier, more densely populated coastal and southern provinces, such as Jiangsu and Guangdong, where we have derived a significant portion of our revenues in the past and expect to continue to do so in the future. See “Risk Factors — We depend on the two mobile phone operators in China for delivery of our services, and the termination or alteration of our various contracts with either of them or their provincial or local affiliates could materially and adversely impact our business” and “— A substantial portion of our revenues are derived from the relatively wealthier coastal and southern provinces in China, and the termination or alteration of our contracts with the mobile operators, or a general economic downturn, in those areas could have a particularly adverse effect on our business.” As discussed under “Business — Sales and Marketing — Operator Channels,” we strive to maintain, expand and strengthen these relationships through our sales force strategically located around China. China Mobile and China Unicom charge us service fees from the gross revenues generated by our services as discussed under “Business — Operator Service Agreements with China Mobile and China Unicom.” To the extent that the number of messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us, we must also pay a per message network fee. We do not pay China Unicom any network fees, except in two provinces. These service and network fees are reflected in our cost of services, and as our business has grown, these costs have increased from $0.3 million for 2001 to $1.5 million for 2002 and $5.3 million for 2003. Our cost of services in 2003 included payments to third party content providers. Although the financial terms of our operator service agreements with China Mobile and China Unicom have been largely unchanged, either mobile operator could alter any of these terms or terminate the contracts for a variety of reasons in the future, including, for example, to increase their service or network fees to enhance their profitability at the expense of service providers.

•	Taxes. Our subsidiaries, Linktone Consulting and Shanghai Huitong, are subject to a 30.0% state enterprise income tax and a 3.0% local tax in China. Additionally, Shanghai Huitong has recently obtained approval from the Chinese government authorities to be classified as a “software enterprise.” This classification entitles Shanghai Huitong to an exemption from the state enterprise income tax for the first two years after cumulative profitability, with the income tax rate rising to 15.0% in the third year. Our gross revenues are primarily generated from services provided by our affiliated Chinese entities. The earnings of Shanghai Weilan and Shanghai Unilink are passed on to Linktone Consulting and Shanghai Huitong pursuant to various services agreements. Since Linktone Consulting and Shanghai Huitong are subject to enterprise income tax, the approved preferential state enterprise tax treatment for Shanghai Huitong will increase the net income distributable to the ultimate parent company, Linktone Ltd. Shanghai Weilan and Shanghai Unilink are subject to tax on gross revenues rather than income. Substantially all of our deferred tax assets relate to Linktone Consulting. Under our current tax planning, we expect that Linktone Consulting will continue to operate at a breakeven or loss level. As a result, we have provided a full valuation allowance against Linktone Consulting’s gross deferred tax assets as of December 31, 2001, 2002 and 2003.

•	Stock-based Compensation Cost. Stock-based compensation cost represents the difference between the exercise price of options granted and the fair market value of the underlying stock on the measurement date. Deferred stock compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options, which is generally four years. For 2003, we incurred stock-based compensation cost of $1.1 million, which was recorded as a component of general and administrative expenses. Substantially all of this charge was related to the amortization of stock-based compensation cost related to options granted in April 2003 to attract and retain members of our senior management and certain staff employees. At December 31, 2003, we had approximately $5.8 million of deferred stock compensation, which will be fully amortized by April 2007. We may incur additional stock-based compensation cost in connection with future grants.

•	Accretion of Series B Preferred Shares. In connection with our spin-off in April 2001, we capitalized 6,617,200 (post-share split) shares of Series B preferred shares at an assigned value of $274,000 which is based on our proportional book value of the Series B preferred shares immediately prior to the spin-off. These Series B preferred shares are redeemable on or after April 30, 2007, if outstanding, for $0.2267 per share. As a result, these Series B preferred shares are required to be accreted to the full redemption value using the effective interest rate method, with a corresponding charge to retained earnings each period through April 30, 2007, the earliest redemption date. Charges with respect to our Series B preferred shares totaled $57,000, $0.1 million and $0.1 million for 2001, 2002 and 2003, respectively. This accretion will cease upon the completion of this offering when the Series B preferred shares are automatically converted into ordinary shares and the redemption provision is terminated.

•	Seasonality. Our business is subject to moderate seasonal fluctuations, with usage of our services increasing in the weeks prior to Chinese New Year, as people get ready for the holiday, and decreasing during the Chinese New Year holiday itself, as many people in China make their way to their home towns. We also experience decreases in sales during school holidays in China because students tend to use our services less when they are at home.

      Our future revenues and results of operations may fluctuate significantly due to a combination of factors, including:

•	the terms of our relationships with China Mobile, to a lesser extent, China Unicom, and with domestic and international content providers,

•	growth and acceptance of various wireless value-added services that we offer in China,

•	our ability to attract and retain users, principally in the more affluent, densely-populated provinces like Jiangsu and Guangdong, which represented 21.6% and 25.5%, and 18.4% and 23.0% of our gross revenues in 2002 and 2003, respectively,

•	our ability to continue both developing services internally and aggregating, customizing and localizing content from third parties,

•	the level of billing and transmission failures in the provinces where we derive significant portions of our revenue,

•	government regulation of our market,

•	competition in our markets, and

•	general economic conditions in China.

Our Corporate Structure

      We commenced operations as a business division of Intrinsic China Technology Ltd., which was incorporated in the Cayman Islands in November 1999. In April 2001, our affiliated business division which focused on wireless data software was spun-off to a newly established holding company, Intrinsic Technology, and our company was renamed Linktone Ltd. Due to the significance of the spun-off division relative to that of our company, the transaction was accounted for as a reverse spin-off with our company as the spinnee for accounting purposes.

      We conduct our business in China solely through our wholly owned subsidiaries, Linktone Consulting and Shanghai Huitong. In order to meet ownership requirements under Chinese law which restrict Linktone, as a foreign company, from operating in certain industries such as value-added telecommunication and Internet services, we have established two PRC incorporated companies: Shanghai Weilan, which is 50.0% owned by each of two of our shareholders, Ankai Hu and Dong Li, and Shanghai Unilink, which is 90.0% owned by Shanghai Weilan, 5.0% owned by our chief executive officer, Raymond Lei Yang, and 5.0% owned by our financial controller, Simon Minsheng Du. We hold no ownership interest in Shanghai Weilan or Shanghai Unilink. Shanghai Weilan is a party to all of our contracts with China Mobile and China Unicom. Shanghai Unilink will assume Shanghai Weilan’s contracts with China Unicom.

      We and Shanghai Weilan and Shanghai Unilink are party to a series of agreements governing the provision of our wireless value-added services and the operation of our Web site. In addition, at December 31, 2003, we had provided long-term loans with total principal of RMB5.0 million ($0.6 million) to each of Ankai Hu and Dong Li, respectively. We have also loaned RMB0.5 million ($60,000) to each of Raymond Lei Yang and Simon Minsheng Du. The proceeds from these loans have been used to fund investments in Shanghai Weilan and Shanghai Unilink. See “— Arrangements with Consolidated Affiliates” below.

      Our primary internal source of funds is dividend payments from Linktone Consulting and Shanghai Huitong. Under current Chinese tax regulations, dividends paid to us are not subject to Chinese income or withholding tax. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, Linktone Consulting and Shanghai Huitong are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends.

Arrangements with Consolidated Affiliates

      Current Chinese laws and regulations impose significant restrictions on foreign ownership of value-added telecommunication services businesses in China. Therefore, we conduct all of our operations in China through a series of agreements with our affiliated Chinese entities, Shanghai Weilan and Shanghai Unilink. We do not hold any ownership interest in our affiliated Chinese entities. Shanghai Weilan is owned 50.0% by each of our shareholders, Ankai Hu and Dong Li, and Shanghai Unilink is 90.0% owned by Shanghai Weilan, 5.0% owned by our chief executive officer, Raymond Lei Yang, and 5.0% owned by our financial controller, Simon Minsheng Du.

      Shanghai Weilan and Shanghai Unilink are variable interest entities under FASB Interpretation No. 46, or FIN 46, and accordingly, are consolidated into our financial statements. Transactions between these entities and our company and subsidiaries are eliminated in consolidation.

      We believe that the terms of these agreements are no less favorable than we could obtain from disinterested parties. The material terms of the agreements among us, our respective affiliated Chinese entities and their shareholders are substantially identical except for the amount of the loans extended to the shareholders of each entity and the amount of license fees paid by each entity. We believe that Ankai Hu, Dong Li, Raymond Lei Yang and Simon Minsheng Du will not receive any personal benefits from these agreements, except as shareholders of our company. According to our Chinese counsel, Commerce & Finance Law Offices, these agreements are valid, binding and enforceable under the current Chinese laws and regulations. The principal terms of these agreements are described below.

      Powers of Attorney. Each of Ankai Hu and Dong Li has irrevocably appointed Raymond Lei Yang, an employee of Linktone Consulting, as attorney-in-fact, and each of Raymond Lei Yang, Simon Minsheng Du and Shanghai Weilan has irrevocably appointed Mark Begert, the chief financial officer of Shanghai Huitong, as attorney-in-fact, to vote on their behalf on all matters on which they are entitled to vote with respect to Shanghai Weilan or Shanghai Unilink, as the case may be, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the directors and general manager of our affiliated Chinese entities. The term of each of the powers of attorney is ten years. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.

      Because the purpose of the irrevocable powers of attorney is to allow us to exercise sufficient control over our affiliated Chinese entities, each such power by its terms is valid only for so long as the designated attorney-in-fact remains an employee of one of our subsidiaries. If the attorney-in-fact ceases to be an employee of any of our subsidiaries or if our subsidiaries otherwise issue a written notice to dismiss or replace the attorney-in-fact, the power of attorney will terminate automatically and be re-assigned to another employee.

      Operating Agreements. We guarantee the performance by our affiliated Chinese entities of contracts, agreements or transactions with third parties. In return, our affiliated Chinese entities have granted us a security interest over all of their assets, including all of their accounts receivable. We also have the right of first refusal with respect to future loan guarantees. In addition, our affiliated Chinese entities and their shareholders have each agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect their assets, rights and obligations, or business without our prior written consent. They will also appoint persons designated by us as the directors, officers and other senior management personnel of our affiliated Chinese entities, as well as accept our guidance regarding their day-to-day operations, financial management and the hiring and dismissal of their employees. While we have the right to terminate all our agreements with our affiliated Chinese entities if any of our agreements with them expires or is terminated, our affiliated Chinese entities may not terminate the operating agreements during the term of the agreements, which is ten years.

      Exclusive Technical Consulting and Services Agreements. We provide our affiliated Chinese entities with technical support and related consulting and information services. We also maintain the software required to operate their Web sites. We are the exclusive provider of these services. The initial term of these agreements is ten years. In consideration for our services, in 2003 our affiliated Chinese entity, Shanghai Weilan, agreed to pay us an annual service fee of $9.9 million. The service fees are subject to our adjustment from time to time based on the actual operating results of our affiliated Chinese entities.

      Trademark, Domain Name and Software License Agreements. We have granted Shanghai Weilan a license to use our domain name (www.linktone.com). We have also granted our affiliated Chinese entities licenses to use our registered trademarks. Linktone Consulting has also granted Shanghai Weilan and Shanghai Unilink licenses to use certain of its domain names. The licensee of each of the licenses described above pays us an annual license fee of RMB10,000 ($1,208). In addition, Shanghai Huitong has granted Shanghai Weilan a license to use the software for two of its handset games for an annual license fee of RMB1,000 ($121). Each of these license agreements will terminate upon the earlier of ten years or the expiration of our right to use the relevant domain names and trademarks. Our affiliated Chinese entities cannot assign or transfer their rights under the licenses to any third party, and cannot use the licensed trademarks in television, newspapers, magazines, the Internet or other public media without our prior written consent.

      Domain Name Transfer Arrangements. To ensure we have control over the assets integral to our operations, Shanghai Weilan has transferred to us its ownership rights in its domain name (www.linktone.com.cn) which we have licensed back for Shanghai Weilan’s use in its operations on a non-exclusive basis.

      Contracts Relating to the Exclusive Purchase Right of Equity Interest. Under the Contracts Relating to the Exclusive Purchase Right of Equity Interest among us, Ankai Hu, Dong Li, Raymond Lei Yang, Simon Minsheng Du and our affiliated Chinese entities, we or our designee has an exclusive option to purchase from each of Messrs. Hu, Li, Yang, Du and Shanghai Weilan all or part of his or her equity interest in our affiliated Chinese entities at book value, to the extent permitted by Chinese law. The term of these agreements is 10 years, renewable by us for an additional 10-year term at our sole discretion.

      Service Agreements. Under existing service agreements, Messrs. Hu and Li are designated as directors of Shanghai Weilan for a three-year term. All of the equity interests in Shanghai Weilan held by each of these individuals will be transferred to us or our designee upon the individual’s termination of service as a director.

      Loan Agreements. We have extended interest-free loans to our shareholders, Messrs. Hu, Li, Yang and Du, for the sole purpose of investing in our affiliated Chinese entities as registered capital. The term of these loans in each case is ten years. Our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their interest in the entire registered capital of the respective affiliated Chinese entity. The following table sets forth the amount of each loan, the date the loan agreement was entered into, the principal, interest, maturity date and outstanding balance of the loan, the borrower and the affiliated Chinese entity.

Date of loan		Affiliated
agreement	Borrower	entity	Principal		Interest	Maturity date	Outstanding balance

			(in thousands	(in thousands			(in thousands	(in thousands
			of RMB)	of $)			of RMB)	of $)
November 27, 2003	Ankai Hu	Shanghai Weilan	5,000.0	604.1	None	November 26, 2013	5,000.0	604.1
November 27, 2003	Dong Li	Shanghai Weilan	5,000.0	604.1	None	November 26, 2013	5,000.0	604.1
November 27, 2003	Raymond Lei Yang	Shanghai Unilink	500.0	60.4	None	November 26, 2013	500.0	60.4
November 27, 2003	Simon Minsheng Du	Shanghai Unilink	500.0	60.4	None	November 26, 2013	500.0	60.4

      Equity Interests Pledge Agreements. Ankai Hu, Dong Li, Raymond Lei Yang, Simon Minsheng Du and Shanghai Weilan pledged their respective equity interests in our affiliated Chinese entities to guarantee the performance and the payment of the service fee by our affiliated Chinese entities under the Exclusive Technical Consulting and Services Agreements described above. If any of our affiliated Chinese entities breach any of their obligations under the Equity Interests Pledge Agreements, we are entitled to sell the equity interests held by Messrs. Hu, Li, Yang and Du and Shanghai Weilan, as the case may be, and retain the proceeds of such sale or require any of them to transfer to us his or her equity interest in the applicable affiliated entity.

      All of the agreements described above were entered into in November 2003. Prior to November 27, 2003, we had interest-free loan agreements, share pledge agreements and share transfer agreements with our affiliated Chinese entities and their shareholders, all of which have been terminated and replaced with the currently effective loan, equity interests pledge and contracts relating to the exclusive purchase right of equity interest described above.

Quarterly Results of Operations

      The following table presents our unaudited quarterly results of operations for the eight quarters to December 31, 2003. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of our financial position and operating results for the quarters presented. Because the wireless value-added services industry in China is new and rapidly evolving, and our business is also relatively new and has experienced significant volatility in terms of financial results as a result of competition and other factors affecting our business as described under “Risk Factors,” operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three months ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2002	2002	2002	2002	2003	2003	2003	2003

	(unaudited)

	(in thousands)
Gross revenues	$681	$1,064	$1,297	$1,267	$1,739	$3,281	$4,942	$6,640
Net revenues	638	1,003	1,223	1,205	1,631	3,059	4,623	6,174
Cost of services	(187)	(373)	(492)	(474)	(607)	(1,064)	(1,754)	(2,395)

Gross profit	451	630	731	731	1,024	1,995	2,869	3,779
Operating expenses:
Product development	(116)	(105)	(107)	(99)	(136)	(161)	(201)	(250)
Selling and marketing	(251)	(284)	(275)	(362)	(412)	(420)	(597)	(716)
Stock-based compensation	—	—	—	—	—	(181)	(385)	(554)
Other general and administrative	(348)	(349)	(421)	(408)	(378)	(453)	(598)	(642)

Total operating expenses	(715)	(738)	(803)	(869)	(926)	(1,215)	(1,781)	(2,162)
Income/(loss) from operations	(264)	(108)	(72)	(138)	98	780	1,088	1,617
Interest income	7	10	12	17	7	6	7	13
Income tax benefit/(expense)	—	—	—	—	—	—	—	—

Net income/(loss) after tax	$(257)	$(98)	$(60)	$(121)	$105	$786	$1,095	$1,630

Comprehensive income/(loss)	$(257)	$(98)	$(60)	$(121)	$105	$786	$1,095	$1,630

Critical Accounting Policies

      Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates on an on-going basis based on historical experience and on various other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

     Revenue and Cost of Services Recognition

      Virtually all of our revenues are derived from wireless value-added services to mobile phone users through the platforms of various subsidiaries of China Mobile and China Unicom. We recognize all revenues in the period in which the service is rendered, provided that persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.

      We contract with mobile operators for the transmission of services as well as for billing and collection services. We measure our revenues based on the total amount paid by our customers, which the mobile operators bill and collect on our behalf. For these transmission, billing and collection services, the mobile operators retain a fixed percentage fee. To the extent that the number of messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us, we must also pay a per message network fee. The number of messages sent by us will exceed those sent by our users, for example, if a user sends us a single message to order a game but we in turn must send that user several messages to confirm his or her order and deliver the game itself. We do not pay China Unicom a per message network fee, except in one province.

      The mobile operators provide us statements after month-end indicating the amount of fees that were charged to users for wireless value-added services that we provided during that month and the portion of fees that are due to us in accordance with our contractual arrangements with the mobile operators. The mobile operators deliver these statements to us typically within 20 to 40 days following month-end, and we typically receive payment within 20 to 40 days following receipt of the statement. In addition, we have developed our own internal system that records the number of messages sent to and messages received from mobile users. Generally, there are differences between the expected value of delivered messages and our portion of the fees charged by the mobile operators for the delivered messages. These differences may result from the user’s phone being turned off, problems with the mobile operators’ networks or our system or other issues, which prevent delivery of our services to our users. See “Risk Factors — Risks Related to Our Company — Our revenues are affected by billing and transmission failures which are often beyond our control.” These are known in the industry as billing and transmission failures. We do not recognize revenues for services which result in billing and transmission failures. Billing and transmission failures can vary significantly from month to month, province to province and between mobile operators. The billing and transmission failure rates varied on a monthly basis from 3.6% to 81.4% during 2003. The ratio of operators’ confirmed revenues generated from our services as a percentage of the estimated revenues based on our own internal records averaged 63.1% for 2003. Also, if a user does not pay the applicable fees for our services to China Mobile and China Unicom, the mobile operators usually will not pay us for those services.

      We are also required to pay most of our content providers a percentage of the revenue received from or confirmed by the mobile operators with respect to services incorporating the content providers’ products. In calculating the fees payable to these providers, we make estimates to take into account billing and transmission failures which may have been applicable to the services incorporating the providers’ products and reduce the fees payable by us accordingly. Nonetheless, as estimates involve making assumptions which may prove inaccurate, we have in the past paid, and may continue to pay, such providers fees which are disproportionate to what we have been paid for the relevant service. See “Risk Factors — Risks Related to Our Company — Our revenues and cost of services are affected by billing and transmission failures which are often beyond our control.” After we make payments to these providers for a particular period, we do not ask for refunds or make an additional payment, or make further adjustments or reconciliations with respect to fees payable for future periods as a result of billing and transmission failures arising in prior periods.

      For content providers which are paid on a fixed fee basis, we do not incur additional charges as their content is used. Accordingly, billing and transmission failures do not affect our cost of services for services incorporating content from these providers. For 2003, all but one of our key contents providers (XinhuaNet) were paid on the basis of a percentage of revenue.

      Our financial statements through September 30, 2003 reflect our actual revenues as they appear on the operator statements. For certain provinces, beginning with the quarter ended December 31, 2003 we have estimated revenues and costs for the last month of a reporting period, due to the fact that we did not receive certain operators’ final statements before closing our books. We base our estimates on our internal records, including, in certain cases, daily confirmations from operators, and then factor in an adjustment which takes account of historical experience, in the preceding recent months, of discrepancies between final operator statements and our internal records. These discrepancies are the result of billing and transmission failures which vary in amount from month to month. Given these failures, our estimation, which is based largely on our experience during a period over relevant recent months, will not be the same as actual results. However, we believe that our experience over a recent few months is a reasonably good predictor of the following month’s experience because of improvements in the operators’ systems and our billing processes.

      If an actual discrepancy varies significantly from our estimate, it could result in an overstatement or understatement of revenues and costs of services. The amount of net margin which was based on estimates for the year ended December 31, 2003 was $617,000. If this estimate were inaccurate by plus or minus 5%, our net margin would be overstated or understated, as the case may be, by $31,000.

      Approximately 85% of our revenues for the fourth quarter of 2003 were confirmed by monthly statements received by us from provincial mobile operators prior to the finalization of the financial statements for 2003. Since we systematically track monthly discrepancies/ failure rates by province using either daily statements from the operators or our own internal systems, we believe that we are able to make a reasonable estimate of revenues and cost of services based on historical experience when a small portion of provincial operator statements has not been received.

      Our gross revenues include the gross amounts billed to customers, rather than the amounts billed net of the operators’ service and other fees. According to Emerging Issue Task Force Issue No. 99-19, recognizing revenue on a gross basis in this manner is appropriate if we act as a principal, rather than as an agent, in connection with the provision of our services. Factors which support a conclusion that we are acting as a principal include:

•	ability to adjust the cost of services by adjusting the design or marketing of the service,

•	ability to determine prices within ranges prescribed by the operators,

•	assumption of risk of non-payment by customers, and

•	ability to control content of services and suppliers of that content.

      In our case, we have some ability to adjust the ratio of our revenues to cost of services (which include the operators’ service and other fees) by, for example, changing the design and marketing of our services to decrease the number of messages that we send which go unmatched by a user’s reply and thus incur a network fee. In addition, although the prices of our services must be approved by the mobile operators in advance, we have been able to adjust our prices from time to time to reflect or react to changes in the market. The mobile operators will also not usually pay us if users of our services do not pay them and will not pay us if users do not receive the services due to billing and transmission failures. As a result, we in fact bear the credit and delivery risk for our portion of the revenues generated with respect to our services. Finally, we have discretion to select the content for our services and the providers of that content, provided it does not violate applicable Chinese law or the policies of the mobile operators. Based on these factors, we have concluded that recognizing revenues on a gross basis is appropriate.

     Deferred Tax Valuation Allowance

      Our provisions for income taxes, deferred tax assets and liabilities, and the extent to which deferred tax assets can be recognized, are determined by our management. We make a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized based on our estimate of future taxable income and prudent and feasible tax planning strategies. Substantially all of our deferred tax assets relate to Linktone Consulting. Under our current tax planning, it is uncertain whether Linktone Consulting will generate sufficient taxable income prior to the expiration of the tax loss carryforwards. As a result, we have provided a full valuation allowance against Linktone Consulting’s gross deferred tax assets as of December 31, 2001, 2002 and 2003.

     Stock-based Compensation

      Stock-based compensation cost represents the difference between the exercise price of options granted and the fair market value of the underlying stock at the date of measurement. For awards with fixed option terms, the date of measurement is normally the date of grant. For awards with certain contingencies such as performance-based criteria, compensation cost will be re-measured at each interim reporting period end until such uncertainties are removed. At each date of measurement, we review internal and external sources of information to assist in the estimation of fair market value for our ordinary shares. Because we have historically been a private company, the sources utilized to determine the fair market value of the underlying stock at the date of measurement are subjective in nature and require us to use judgment in applying such information to our stock valuation models.

      Depending on the complexity of deriving reasonable estimates of the fair market value for our ordinary shares, we may perform such assessment utilizing internal resources or we may engage external valuation experts to advise us in making this assessment. Regardless of the resources utilized, we are required to consider many factors and make certain assumptions during this assessment. Such factors considered and assumptions used include prices paid for similar securities in transactions with third parties at or near the date of measurement, market comparables, the risks associated with achieving management’s forecast for the relevant period, the growth we have experienced and cash flows to be generated, the significant collaborative relationships established and the projected market and regulatory conditions. Changes in any of these assumptions could result in a material difference to future estimates of the fair market value of our ordinary shares on the date of measurement, and therefore, the stock-based compensation charges to be recorded in the statements of operations for the period.

      Deferred stock-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options, which is generally two to four years. The amortization of deferred compensation was $nil, $nil, and $1.1 million for 2001, 2002 and 2003, respectively. At December 31, 2003, we had approximately $5.8 million of deferred stock-based compensation, which will be fully amortized by April 2007.

      We expect that the price of the securities sold in this offering may be substantially higher than the valuation performed in the historical periods due to, among other things, the Company’s achieving key performance milestones, continued revenue growth, and obtaining significant new strategic contracts in the months preceding this offering.

Revenues

      As described in “— Critical Accounting Policies — Revenue and Cost of Services Recognition,” we generate revenues primarily from service fees paid by mobile phone users who use our services through China Mobile and China Unicom. Our wireless value-added services fees are charged on a monthly subscription or per use basis. Fees for our SMS-based services currently range from RMB0.1 ($0.01) to RMB2.0 ($0.24) per message and from RMB3.0 ($0.36) to RMB10.0 ($1.21) for subscription service. Fees for MMS, WAP and JAVA services currently range from RMB2.0 ($0.24) to RMB5.0 ($0.60) per message and from RMB6.0 ($0.72) to RMB20.0 ($2.42) per month for subscription service. Fees for audio-related services range from RMB1.0 ($0.01) to RMB5.0 ($0.60) per audio content download.

      In addition to our entertainment-oriented wireless value-added services revenue, we earned 4.3%, 5.5% and 0.4% of our revenues for 2001, 2002 and 2003, respectively, from enterprise solution services which we provide on occasion to corporate customers. These services typically entail distributing SMS messages to the customers of our clients and other consulting work. We do not intend to actively pursue additional clients for these services.

Cost of Services

      Our cost of services includes the following:

•	Service and network fees payable by us to China Mobile and China Unicom, and

•	Payments to certain content and marketing providers for the use of their content.

      Service and network fees are deemed paid to China Mobile and China Unicom when the operators remit to us our portion of the fees paid by users net of the service and network fees described above. The details of our operator service agreements with China Mobile and China Unicom are discussed under the heading “Business — Operator Service Agreements with China Mobile and China Unicom.”

      We pay our content and marketing providers directly, which payments are generally in the form of a fixed periodic fee, or a percentage of our aggregate net revenue received from or confirmed by the mobile operators with respect to services provided that incorporate the providers’ products, or a combination of fixed and variable amounts.

      The following table sets forth the amount of each category of cost of services for the periods indicated:

	Year ended December 31,

	2001	2002	2003

Cost of services:
Operators’ fees	$282,715	$1,476,676	$5,303,603
Payments to content and marketing providers	42,543	48,470	515,788

Total	325,258	1,525,146	5,819,391

Operating Expenses

      Our operating expenses include product development, selling and marketing, and general and administrative expenses.

 Product Development Expenses

      Our product development expenses consist primarily of the salary and welfare expenses of our technical support team, which is responsible for our LT-IAG technology platform and other technical support, and our product development team, which focuses on aggregating, customizing and localizing our SMS-based services and next generation products such as MMS, WAP and JAVA services. This category of expenses also includes depreciation and amortization of computers and software related to the activities of those teams.

      Our SMS-based content and applications have been principally developed in-house. In the first quarter of 2003, we began allocating product development resources to next generation MMS, WAP and JAVA services. MMS, WAP and JAVA content is principally aggregated from third parties while we customize and localize the associated technology and applications for the Chinese market. Our product development expenditures are currently divided relatively evenly between SMS-based services and next generation services.

      Although the monthly statements we receive from the mobile operators do not include breakdowns of gross revenues by service and not all of the affiliates of the mobile operators provide daily reports on services sent and received, we utilize a number of resources to plan and refine our product development activities. For example, our internal records of the services we transmit to the mobile operators for delivery to the ultimate user provide us with extensive information about the popularity of our products, such as gross usage and the number of repeat users. However, we can only estimate the revenue those services generate due to the operators’ unitemized monthly statements. Nevertheless, our focus on maintaining, expanding and strengthening close relationships with China Mobile and China Unicom helps keep us informed as to upcoming marketing and product initiatives by the operators and rollouts of new mobile technology standards, which enables us to tailor our product development efforts to address these trends.

      We depreciate our computer equipment, software and other assets (other than leasehold improvements) on a straight-line basis over their estimated useful lives, which is five years.

     Selling and Marketing Expenses

      Our selling and marketing expenses consist primarily of the salary and welfare expenses of the staff in our sales department and marketing department. It also includes the direct costs attributable to our sales and marketing activities, such as travel, entertainment, advertising expenses and cost of promotions.

     Stock-based Compensation

      In November 2003, we adopted our 2000-1 Employee Stock Option Scheme, or the 2000-1 Scheme, and our 2003 Stock Incentive Plan, or the 2003 Plan. The 2000-1 Scheme governs all option grants made by us which were outstanding immediately prior to the time that scheme was adopted by our board of directors. We anticipate that all future grants of stock incentive awards will be made pursuant to the 2003 Plan or any other plan adopted from time to time. We grant options to purchase our ordinary shares to employees, directors and consultants. The vesting periods of these options generally range from two to four years. In addition, certain of the options granted were cancelled as a result of the resignation or termination of these personnel.

      Stock compensation cost represents the difference between the exercise price of options granted and the fair market value of the underlying stock at the measurement date. Deferred stock compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options, which is generally four years.

     Other General and Administrative Expenses

      Our other general and administrative expenses consist primarily of the salary, welfare expenses and share compensation costs of our customer research department, customer service department, business development department and other administrative functions, such as human resources, finance and senior management.

      Shanghai Weilan leases bandwidth from China Telecom’s Shanghai affiliate, and Linkstone Consulting leases bandwidth from China Netcom’s Beijing affiliate. Shanghai Weilan also has network servers located in the office of China Telecom’s Shanghai affiliate, for which it pays custody fees. Linkstone Consulting has network servers located in data centers operated by China Mobile and China Unicom in Beijing, for which it pays custody fees. These costs are prepaid on a quarterly basis. Bandwidth and server custody fees, office rentals and depreciation charges allocated to these departments are included in general and administrative expenses.

      We depreciate leasehold improvements, which are included in our other general and administrative expenses, on a straight-line over the lesser of the relevant lease term or the assets’ estimated useful lives.

      We expect other general and administrative expenses to increase as we seek to hire additional experienced management personnel to further expand our business, and as we incur professional service fees, such as for legal and accounting services, after we become a Nasdaq-quoted reporting company.

Taxation

      Under the current law of the Cayman Islands, we are not subject to tax on income or capital gain. However, our revenues are primarily derived from our Chinese subsidiaries. Chinese companies are generally subject to a 30% national enterprise tax, or EIT, and a 3% local tax. Our affiliated Chinese entities, Shanghai Weilan and Shanghai Unilink, are taxed on their gross revenue, rather than income.

      If our activities constitute a permanent establishment in China, the income we earn in China would also be subject to a 30% EIT and 3% local income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10% withholding tax on gross receipt from profit, interest, rentals, royalties and other income earned in China. Dividends from Linktone Consulting and Shanghai Huitong to our company are exempt from Chinese withholding tax.

      We are subject to a business tax on our revenues derived from services, which is generally 5%. Business tax applies to the gross revenues recognized by Shanghai Weilan and Shanghai Unilink and to the service fees charged to those entities by Linktone Consulting and Shanghai Huitong. Business tax shown in the consolidated statements of operations and comprehensive income/(loss) also includes other revenue-based taxes paid by Shanghai Weilan and Shanghai Unilink.

      Subject to the approval of the relevant tax authorities, Linktone Consulting, our wholly owned PRC subsidiary, had total tax loss carryforwards of approximately $3.6 million as of December 31, 2003 for EIT purposes. Approximately $49,000, $0.6 million and $2.9 million of such losses will expire in 2006, 2007 and

2008, respectively. These tax loss carryforwards give rise to potential deferred tax assets totaling $1.2 million. Substantially all of our deferred tax assets relate to Linktone Consulting. Under our current tax planning, it is uncertain whether Linktone Consulting will generate sufficient taxable income prior to the expiration of the tax loss carryforwards. As a result, we have provided a full valuation allowance against Linktone Consulting’s gross deferred tax assets as of December 31, 2001, 2002 and 2003.

Capital Expenditures

      Our principal capital expenditures for 2002 consisted of computer and office equipment as well as software for a total of approximately $85,000. Our principal capital expenditures for 2000 and 2001 also consisted of computer and office equipment as well as software for a total of $30,000 and $0.3 million, respectively. We anticipate that we will have capital expenditures in the next 12 months of approximately $750,000 for software and technology infrastructure products and $650,000 for items related to the expansion of our business such as computers and office furniture.

Results of Operations

      The following table sets forth the results of our operations expressed as a percentage of total revenue for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	Year ended December 31,

	2001	2002	2003

	%	%	%
Gross revenues	100.0%	100.0%	100.0%
Net revenues	93.1%	94.4%	93.3%
Cost of services	(29.9)%	(35.4)%	(35.1)%

Gross profit	63.2%	59.0%	58.2%
Operating expenses:
Product development	(33.9)%	(9.9)%	(4.5)%
Selling and marketing	(68.6)%	(27.2)%	(12.9)%
Share-based compensation	0.0%	0.0%	(6.7)%
Other general and administrative	(128.9)%	(35.4)%	(12.5)%

Total operating expenses	(231.4)%	(72.5)%	(36.6)%
Income/(loss) from operations	(168.2)%	(13.5)%	21.6%
Interest income	2.0%	1.1%	0.2%
Income tax benefit/(expense)	0.0%	0.0%	0.0%

Income/(loss) after tax	(166.1)%	(12.4)%	21.8%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Revenues

      Gross revenues increased by 285.3% to $16.6 million in 2003 from $4.3 million in 2002, primarily as a result of the continued increase in sales of our SMS-based services to a larger base of users which was largely attributable to the overall increase in the size of the wireless value-added services market in China.

Cost of Services

      Our cost of services increased by 281.6% to $5.8 million in 2003, compared to $1.5 million in 2002, primarily due to the overall growth of our business resulting in increased service and network fees to the mobile operators. Cost of services also increased in part due to payments to STAR TV for sale of their content under our cooperation agreement. For the year ended December 31, 2003, our cost of services included total service and network fees of $5.3 million and content and marketing provider costs of $0.5 million, as compared to $1.5 million for total service and network fees and $48,000 for content and marketing provider costs for 2002. Total service and network fees represented 91.1% and 96.8% of cost of services in 2003 and 2002, respectively. Our content and marketing provider costs represented 8.9% and 3.2% of cost of services in 2003 and 2002, respectively.

      If we are successful in establishing collaborative relationships or partnerships involving payments to additional domestic and international content companies, we expect that our cost of services may increase.

Operating Expenses

      Total operating expenses increased by 94.6% to $6.1 million in 2003 from $3.1 million in 2002. Operating expenses as a percentage of gross revenues decreased from 72.5% in 2002 to 36.6% in 2003. The decrease was mainly due to the fact that the rate of growth in our revenue outpaced the rate of growth of our operating expenses, in particular our product development and general and administrative expenses. Depreciation and amortization expenses for computers and equipment in relation to our total operating expenses was not material for 2003 and 2002.

      Product development expenses increased by 75.3% to $0.7 million in 2003 from $0.4 million in 2002, primarily due to the expansion of our product development team and our technology support team, which increased from 18 and 13 to 64 and 30 employees, respectively. Product development expenses also increased due to the establishment of our new services team in March 2003, which included 31 employees as of December 31, 2003. Staff costs for product development, which increased from $0.4 million to $0.7 million, comprised 11.3% of our total operating expenses in 2003, compared to 11.8% in 2002.

      Selling and marketing expenses increased by 83.0% to $2.1 million in 2003 from $1.2 million in 2002, primarily due to staff costs that increased by 92.2% from $0.4 million to $0.7 million, as the number of sales and marketing employees increased from 26 to 97. This increase occurred mainly in the third and fourth quarters of 2003. In addition, we introduced a new cash bonus program, based on achievement of individual performance targets related to revenue and sales growth, to further incentivize our sales staff.

      Staff costs, including bonuses, for selling and marketing comprised 11.2% of our total operating expenses in 2003, compared to 11.4% in 2002. Selling and marketing expenses also increased in part due to direct salary and other costs involved in our expanded advertising and sales activities. We expect selling and marketing expenses to continue to increase as we continue to expand our sales and marketing team and our operator and non-operator marketing activities.

      Stock-based compensation was $1.1 million in 2003. We did not have any stock-based compensation in 2002. Substantially all of this charge was related to the amortization of stock-based compensation cost related to options granted to our management and certain staff employees in April 2003.

      Other general and administrative expenses increased by 35.6% to $2.1 million in 2003 from $1.5 million in 2002, primarily due to the expansion of our staff engaged in general administration from 11 to 18. Other general and administrative staff costs, which increased from $1.0 million to $1.1 million, comprised 17.6% of our total operating expenses in 2003, compared to 33.7% in 2002. An increase in our lease expenses and service fees in the amount of $76,000 in 2003 also contributed to the increase in other general and administrative expenses.

      We expect other general and administrative expenses to increase as we seek to hire additional experienced management personnel to further expand our business, and as we incur professional service fees, such as for legal and accounting services, after we become a Nasdaq-quoted reporting company.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Gross Revenues

      Gross revenues increased by 296.6% to $4.3 million in 2002 from $1.1 million in 2001, primarily as a result of the continued increase of sales of our SMS-based services to a larger base of users which was largely attributable to the overall increase in the size of the wireless value-added services market in China.

Cost of Services

      Our cost of services increased by 368.9% to $1.5 million in 2002, compared to $0.3 million in 2001, primarily due to the overall growth of our business resulting in increased service and network fees to the mobile operators. In 2002, 96.8% and 3.2% of our cost of services were attributable to the operators’ service charges and network fees and the revenue share of our content and marketing partners, respectively, compared to 86.9% and 13.1% in 2001.

Operating Expenses

      Total operating expenses increased by 24.3% to $3.1 million in 2002 from $2.5 million in 2001. Operating expenses as a percentage of gross revenues decreased from 231.4% in 2001 to 72.5% in 2002. The decrease was mainly due to the fact that the rate of growth in our revenue outpaced the rate of growth of our operating expenses, in particular our product development expenses, which increased moderately from 2001 to 2002 and general and administrative expenses which remained stable during the year ended December 31, 2002.

      Product development expenses increased by 15.9% to $0.4 million in 2002 from $0.4 million in 2001, primarily due to the increase in the number of senior personnel in our product development team and our technology support team. Staff costs for product development, which increased from $0.3 million to $0.4 million, comprised 11.8% of our total operating expenses in 2002, compared to 10.4% in 2001. Depreciation and amortization expenses for computers and equipment for our product development and technology support teams was not significant in 2002 and 2001.

      Selling and marketing expenses increased by 57.2% to $1.2 million in 2002 from $0.7 million in 2001, primarily due to the increase in the size of our sales and marketing team beginning in the fourth quarter of 2002. Our sales and marketing team increased from 21 as of December 31, 2001 to 26 employees as of December 31, 2002. Staff costs for selling and marketing, which increased from $0.3 million to $0.4 million, comprised 11.4% of our total operating expenses in 2002, compared to 11.3% in 2001. Selling and marketing expenses also increased in part due to direct costs involved in our expanded advertising and sales activities.

      We had no stock-based compensation cost in 2002 or 2001.

      Other general and administrative expenses increased by 9.0% to $1.5 million in 2002 from $1.4 million in 2001 primarily due to increased salary and welfare expenses. Other general and administrative staff costs comprised 48.9% of our total operating expenses in 2002, compared to 55.7% in 2001.

Liquidity and Capital Resources

      Our primary sources of liquidity have historically been proceeds from our private placements of preferred shares to investors. In the future, we anticipate that our primary sources of liquidity will come from cash flow from operations and the proceeds of this offering. The following table sets forth the summary of our cash flows for the periods indicated:

	For the years ended December 31,

	2001	2002	2003

Net cash (used in)/provided by operating activities	$(987,021)	$(289,525)	$2,880,751
Net cash used in investing activities	(287,906)	(85,081)	(304,380)
Net cash provided by financing activities	3,345,650	1,034,979	—

Net increase in cash and cash equivalents	2,079,739	660,289	2,576,828
Cash and cash equivalents, beginning of year/ period	296,037	2,375,776	3,036,065

Cash and cash equivalents, end of year/ period	$2,375,776	$3,036,065	$5,612,893

      The ability of our subsidiaries to obtain cash or other assets from our affiliated Chinese entities, Shanghai Weilan and Shanghai Unilink, depends on the effectiveness and enforceability of our agreements with those entities and their owners. A description of these agreements and our Chinese counsel’s opinion as to their enforceability is set forth under “— Arrangements with Consolidated Affiliates” above. In turn, the ability of our subsidiaries to convert Renminbi into U.S. dollars and transfer them to our company is subject to the Chinese foreign exchange regulations, including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents.

Operating Activities

      Cash provided by operating activities was $2.9 million for 2003. Cash used in operating activities was $0.3 million and $1.0 million for 2002 and 2001, respectively. For 2003, cash provided by operating activities consisted primarily of our operating profit. For 2002 and 2001, cash used in operating activities consisted primarily of our operating loss which decreased in 2002.

Investing Activities

      Cash used in investing activities in 2003, 2002 and 2001 was approximately $0.3 million, $85,000 and $0.3 million, respectively. These cash expenditures consisted primarily of the purchase of fixed assets, including computers and office equipment, in connection with the expansion of our business.

Financing Activities

      We had no cash provided by or used in financing activities for 2003. For 2002, cash provided by financing activities was $1.0 million, which consisted of the proceeds of our issuance of Series A preferred shares and Series E preferred shares to investors. Cash provided by financing activities in 2001 consisted of the proceeds of our issuance of Series A preferred shares, Series C preferred shares and Series D preferred shares to investors for aggregate proceeds of $3.3 million.

      We had no material commitments for capital expenditures as of December 31, 2003. During 2003, we spent approximately $0.3 million for servers and computer equipment.

      We have no written treasury or borrowing policy. We keep almost all of our cash in U.S. dollar or RMB denominated bank accounts or short-term time deposits for two principal purposes: to finance our operations, and to manage the interest rate and currency risks arising from our operations. We adjust the amount of cash held in U.S. dollars and RMB from time to time to maximize our interest rate returns and to ensure that we have sufficient RMB for our operational needs, including for lease and other commitments. We have not historically financed our operations through borrowings and have not used derivative instruments to hedge market risks.

      We believe that current cash and cash equivalents will be sufficient to meet anticipated working capital (net cash used in operating activities), commitments and capital expenditures for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy cash requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all.

Off-Balance Sheet Arrangements

      We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual Cash Obligations

      We have entered into leasing arrangements relating to our office premises. We also have commitments in respect of advertising agreements with third parties. The following sets forth our commitments under operating leases and advertising commitments as of December 31, 2003:

	Office	Advertising
	Premises	Commitments	Total

Less than one year	$346,541	$153,623	$500,164
1 - 3 years	195,083	—	195,083
3 - 5 years	—	—	—
More than 5 years	—	—	—

Total	$541,624	$153,623	$695,247

      Other than the obligations set forth above, we do not have any long-term commitments.

Principal Accountant Fees and Services

      The following table sets forth the aggregate fees in connection with certain professional services rendered by PricewaterhouseCoopers, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated.

	For the year ended December 31,

	2001	2002	2003

Audit fees(1)	$11,000	$29,000	$71,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

Inflation

      Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 0.4%, 0.7%, (0.8%) and 1.0% in 2000, 2001, 2002 and for the 11 months ended November 30, 2003, respectively.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

      Our exposure to risk for changes in interest rates relates primarily to our investments in short-term financial instruments. Investments in both fixed rate and floating rate interest earning instruments carry some interest rate risk. The fair value of fixed rate securities may fall due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Partly as a result of this, our future interest income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that have fallen in estimated fair value due to changes in interest rates. However, as substantially all of our cash equivalents consist of bank deposits and short-term money market instruments, we do not expect any material change with respect to our net income as a result of an interest rate change.

Foreign Currency Risk

      Substantially all our revenues and expenses are denominated in Renminbi, but a substantial portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, our cash flows and revenues will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our cash flows would be reduced which could materially adversely affect our business. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

      We have experienced de minimis foreign exchange gains or losses to date. However, we do not engage in any hedging activities, and we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Recent Accounting Pronouncements

      In January 2003, the FASB issued FIN 46, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, FIN 46 must be adopted for the first interim or annual period beginning after June 15, 2003. We have elected to retrospectively apply FIN 46 and consolidate our variable interest entities since our inception.

      In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” This statement amends Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for companies that voluntarily change to a fair value-based method of accounting for share-based employee compensation. This statement also amends the disclosure provisions of Statement of Financial Accounting Standards No. 123. The provisions of Statement of Financial Accounting Standards No. 148 are effective for fiscal years ending after December 15, 2002. We have elected to continue to account for share-based compensation under the provisions of APB 25 and have followed the disclosure requirements under Statement of Financial Accounting Standards No. 148.

      In June 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of this statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this statement did not have a material effect on our financial position or results of operations.

BUSINESS

Overview

      We provide entertainment-oriented wireless value-added services to mobile phone users in China. We specialize in the development, aggregation, marketing and distribution of consumer wireless content and applications for access by China’s estimated 268.7 million mobile phone users through the two mobile network operators in China, China Mobile and China Unicom. We offer a diverse portfolio of popular, fee-based SMS services distributed on the 2G mobile technology platform. We have rapidly grown our user base to approximately 5.6 million active users for the month of December 2003, representing a 72.9% increase over the approximately 3.2 million active users for the month of June 2003.

      Our services include ringtones, icons and screen savers, interactive SMS messaging in certain television programs, adventure, action and trivia games, lunar and Western horoscopes, POP Messaging, jokes, fan clubs, event-driven or entertainment news updates and a virtual mobile amusement park called WonderWorld.

      We recently began offering services on the 2.5G technology platform, which include MMS services, such as animated cartoons and comic strips, WAP services, such as WAP-based games, and advanced JAVA games. We also offer audio-related services such as “ringback,” which replaces the common “ring-ring” sound heard by callers with high quality music and sound effects, and our voice entertainment services which allow users to send songs, jokes and stories with personal messages to their mobile phones or to the mobile phones of their friends or others.

      Leveraging our experience and thorough understanding of the wireless value-added services market in China, our internal team of innovative product developers has consistently developed content, applications and technologies which are popular in the Chinese wireless market. To further enhance and differentiate our services, we have entered into, and will continue to actively pursue, collaborative relationships with domestic and international media companies to customize, localize, market and distribute their content through various wireless technology platforms to Chinese consumers. In addition, all of our services are promoted by our highly localized sales force strategically located in 24 of China’s 32 provinces and municipalities and is supported by our award-winning customer service team.

      We believe that our strong management team stands out for its ability to integrate international experience with local expertise. For 2003, we generated $16.6 million in gross revenues, compared to $4.3 million for 2002, representing an increase of 285.3%. We also generated $3.6 million in net income for 2003, compared to a net loss of $0.5 million for 2002.

      For an explanation of the various wireless standards in China, please see “Wireless Technology Standards in China.” For an explanation of the Chinese telecommunications industry, and the wireless market in particular, please see “— Market Overview” at the end of this section.

Our Operating History and Corporate Structure

      We commenced operations as a business division of Intrinsic China Technology Ltd., which was incorporated in the Cayman Islands in November 1999. Intrinsic China Technology Ltd. focused primarily on developing wireless data software and wireless value-added services. In April 2001, our affiliated business division which focused on wireless data software was spun-off to form a newly established holding company, Intrinsic Technology (Holdings) Ltd., and our company was renamed Linktone Ltd. Due to the significance of the spun-off division relative to that of our company, the transaction was accounted for as a reverse spin-off, with our company as the spinnee for accounting purposes.

      We conduct our business in China solely through our wholly owned subsidiaries, Linktone Consulting and Shanghai Huitong. In order to meet ownership requirements under Chinese law which restrict us, as a foreign company, from operating in certain industries such as value-added telecommunication and Internet services, we have established two Chinese companies: Shanghai Weilan, which is owned 50.0% by each of two of our shareholders, Ankai Hu and Dong Li, and Shanghai Unilink, which is 90.0% owned by Shanghai Weilan, 5.0% owned by our chief executive officer, Raymond Lei Yang, and 5.0% owned by our financial controller, Simon Minsheng Du. Pursuant to powers of attorney, Raymond Lei Yang and Mark Begert, our chief financial officer, have the power to vote on behalf of Shanghai Weilan’s and Shanghai Unilink’s shareholders, respectively, on all matters with respect to Shanghai Weilan and Shanghai Unilink, respectively. We hold no ownership interest in Shanghai Weilan or Shanghai Unilink. Shanghai Weilan is a party to all of our contracts with China Mobile and China Unicom. Shanghai Unilink will assume Shanghai Weilan’s contracts with China Unicom.

Unique Challenges and Demands of China’s Wireless Value-Added Services Market

•	Close collaboration with mobile operators. Due to the lack of a developed billing and collection infrastructure in China, wireless service providers in China are highly reliant on the mobile operators for successful transmission, tracking of revenue, customer billing and collection. In addition, because the operators, through their approval powers, control the development of the applicable technology standards and product rollouts, close collaboration with them is critical for maintaining a competitive suite of service offerings.

•	Importance of local market expertise. Because of the cultural differences and the uniqueness of the wireless platform, Chinese mobile users demand products and services that are localized for the Chinese market and customized for the wireless platform. As a result, a deep local market knowledge and understanding of the different customer preferences are becoming more and more important.

•	Lack of distribution channel for international branded content. Due to piracy issues and government censorship, international media companies currently do not have a reliable distribution channel for their content in China. As a result, our relationships with trusted and experienced wireless value-added services providers in China offer those companies a valuable opportunity for reaching the vast user base of China Mobile and China Unicom.

•	Efficient and responsive customer service support. Because of increasing competition in the wireless value-added services industry, the rapid pace of new product rollouts and the importance of maintaining good relationships with China Mobile and China Unicom, effective customer service has become an important differentiating factor for wireless service providers.

•	Regulatory barriers to entry for international companies. The Chinese government imposes foreign ownership limitations on the equity structure of certain Internet and wireless value-added services-related businesses. In addition, the Chinese mobile operators prefer working with international media companies through a local partner.

Our Competitive Strengths

      Our competitive strengths include:

      Wireless Focus and Expertise. We focus exclusively on offering entertainment-oriented wireless value-added services in China, the largest mobile phone market in the world as measured by the total number of subscribers. Led by a seasoned international management team, our wireless focus gives us a distinct competitive advantage in identifying market opportunities and developing, aggregating and marketing services. We have a dedicated product development department with specific expertise in development, customization and localization for the Chinese wireless market. In addition, our localized sales approach has enabled us to forge strong relationships with China Mobile and China Unicom at the national, provincial and local levels. We believe that our focus on and understanding of the Chinese wireless market positions us to capitalize on innovative service offerings for current and next generation technology platforms.

      Diversified Services Portfolio. We offer a diversified portfolio of high quality, SMS-based wireless value-added services, including ringtones, icons and screen savers, multiplayer games, horoscopes, POP Messaging, jokes, fan clubs, and news. We have also launched numerous new services which operate on 2.5G technologies such as MMS-based animated cartoons and comic strips, JAVA-based action, role-playing and adventure games, and WAP-based Chinese and western card games and games of chance. Our new services also include customizable ringtones, color and animated icons and screen savers, WAP-based horoscopes, jokes, fan clubs and news, as well as ringback, voice entertainment services and a virtual mobile amusement park.

      Strong Sales Capabilities and Operator Relationships. As one of the original participants in the wireless value-added services market, we have developed well-established relationships with China Mobile and China Unicom. In particular, we worked closely with China Mobile in formulating its wireless value-added services business strategy that ultimately culminated in the launch of its MonternetTM platform. As of December 31, 2003, we had approximately 87 sales professionals (plus three part-time sales people) working in 24 provinces concentrated in the eastern and southern regions of China. We believe this on-the-ground presence enhances our relationships with the mobile operators at the provincial and local level, where pricing and important marketing, product placement and operational decisions are made. Our localized sales network enables us to work closely with operators to facilitate the approval required for new service offerings and for related pricing. We are also able to enjoy enhanced marketing and promotional support and to gain unique insight into developments in the local markets and the competitive landscape, as well as new market opportunities. As a result of these efforts, we have been consistently selected as one of a limited number of preferred partners by both operators to cooperate in new marketing and product initiatives. In February 2003, we were selected by China Mobile as one of six service providers, and the only dedicated wireless value-added service provider, to be featured in its nationwide wireless marketing initiative, M-Zone, and to have certain of our services embedded in enhanced STK cards which make our services automatically available to users who have those cards installed in their phones. Our IQQ trivia game service has also been installed into all 2.5G mobile phones operating on China Unicom’s CDMA 1x RTT network.

      Powerful Product Development Capabilities and Technology Platform. We have a 64-member product development team focused exclusively on developing, aggregating, customizing and localizing content and applications for the Chinese wireless market. We were one of the first companies in China to offer interactive SMS functionality, SMS menus, WAP portals and the ringback service. To support our service offerings, we developed our Linktone Intelligent Application Gateway, or LT-IAG, a flexible and scalable platform that uses open-standard technology to interoperate with multiple protocols, networks and billing solutions, with real-time traffic monitoring, load balancing, intelligent session management and performance measurement functionality. The LT-IAG is connected on a pan-China basis to China Mobile’s and China Unicom’s networks.

      Superior Customer Understanding and Service. We have a dedicated customer research department that enhances our understanding of consumer preferences and focuses our product offerings and marketing initiatives. In addition, we operate customer service centers in Shanghai and Guangzhou staffed by 16 professionals (plus 15 part-time professionals) to give users real-time support. We strive to achieve the fastest response times and highest customer satisfaction levels in the industry. Our customer service professionals also work with China Mobile and China Unicom to enhance their understanding of our offerings. Our numerous awards for customer service include #1 Mobile Service Provider for Customer Service from China Mobile’s Shanghai office in August and September 2002, from January to June 2003 and again in September 2003 and from their Jiangsu Province office for the third quarter of 2003.

      Proven Ability to Establish and Maintain Collaborative Relationships with Leading Content Providers. Our content is developed both in-house and aggregated from domestic and international providers, and we have licensing arrangements with leading international media companies such as Sony Music, STAR TV and Turner Broadcasting/ Cartoon Network. Please see “— Content and Marketing Relationships — Content Relationships” for more information on our relationships with these parties. In many instances, we are the first wireless value-added service provider in China with whom these content providers have worked, which we believe is due in large part to our established position in the market, our experience in dealing with a variety of content providers and our commitment to the protection of the intellectual property rights of these parties.

      Experienced Management Team. We have an experienced management team which combines both local and international expertise working with technology and growth companies. The local expertise benefits us by providing, among other things, an in-depth understanding of local market developments and strong relationships with the local offices of the mobile operators, while the international expertise contributes to our ability to work successfully with international media providers.

Our Strategy

      Our objective is to maintain and strengthen our position as an innovative provider of entertainment-oriented wireless value-added services in China. Key strategies for achieving our goal are to:

•	Continue to expand and diversify our portfolio of consumer wireless services, including new SMS, 2.5G and other next generation services such as those compatible with 3G, primarily through in-house development of content and technology, and aggregation, customization and localization of third party content and technology,

•	Continue to build collaborative relationships with domestic and international media companies, primarily by promoting the success of our services and the size of the user base of our services to desirable content providers, to improve the quality of presentation and substantive content of our services, and enter into a sufficient number of these relationships so that we are positioned as the premier channel for these companies to reach China’s wireless market,

•	Increase investment in sales, marketing and branding, both in conjunction with the mobile operators and through independent activities, in order to promote customer awareness and recognition of Linktone as a leading wireless service provider in China,

•	Continue to strengthen our relationships with China Mobile and China Unicom by increasing our sales presence at the national, provincial and local levels and through joint marketing and promotion activities,

•	Increase average revenue per user by migrating users from SMS-related services to premium content, predominantly monthly subscription-based, 2.5G services primarily through promotion of the superior content and functions those services offer,

•	Deepen penetration of our consumer wireless value-added services in less-developed provincial markets in central and western China through expansion of our sales force at the provincial and local levels,

•	Expand our marketing channels by continuing to develop integrated marketing campaigns with traditional media companies and multinational corporations, and

•	Target suitable acquisitions of companies that would allow us to increase our market share in China and to strategically complement our core wireless services business.

Our Services

      Since our formation, we have derived virtually all of our revenue from SMS services. As part of our objective to maintain and strengthen our position as a leading provider of entertainment-oriented wireless value-added services in China, we have begun to aggressively pursue market opportunities for 2.5G and future technology platforms to leverage our wireless value-added services expertise. The advantage of the 2.5G technology standard is that it enables high capacity wireless data transmissions. As a result, services offered over 2.5G networks can be significantly more sophisticated and offer users higher quality graphics and richer content and interactivity, commanding a premium price over the more established SMS-based services.

      Several of our services such as horoscopes, POP Messaging and WonderWorld also foster the development of a wireless community among our users by allowing them to post and exchange SMS messages. We believe that developing a sense of community among our users will be an important factor in building up our brand recognition, as well as customer loyalty. Moreover, with our POP Messaging, WonderWorld and news services, we can tailor the content and length of the information we send to the interests of the user, in contrast to television, newspapers, many Internet portals and other information outlets which provide essentially the same information to all users.

      Our current services are offered through the following three technologies:

Technologies	Type of Consumer Service

SMS	• Monophonic and Polyphonic Ringtones	• Endless Battle Space Game	• Horoscopes

	• Icons and Screen Savers	• Mobile Pet	• WonderWorld Mobile Amusement Park

		• Duo Bao Treasure Island	• POP Messaging on Various Topics of Interest

	• SMS Interactive Television Messaging	• IQQ Trivia Quiz	• Jokes

• Fan Clubs

• Event-driven or Entertainment News

MMS/WAP/JAVA	• Customizable Monophonic and Polyphonic Ringtones	• JAVA-based Action, Role-Playing and Adventure Games	• WAP-based Horoscopes, Jokes, Fan Clubs and Event-driven or Entertainment News

	• Color and Animated Icons and Screen Savers	• WAP-based Card Games and Games of Chance

• Animated Cartoons and Comic Strips

Audio-Related Services	• Ringback

• Voice Entertainment Services

      Users can access our services in a variety of ways. For SMS services, users can purchase them via:

•	our Web sites at www.linktone.com, www.linktone.com.cn, www.lt2000.com.cn and www.ul9000.com.cn,

•	the central or provincial MonternetTM and Uni-Info Web sites operated by China Mobile and China Unicom,

•	sending us a request via SMS using a specific code, or

•	accessing and choosing from our SMS interactive services menu through users’ mobile phones.

      For MMS and WAP services, users can purchase them via:

•	our Web sites,

•	our WAP sites at wap.linktone.com and wap.linktone.com.cn, which can be viewed on users’ mobile phones, or

•	the central or provincial Internet Web sites or WAP sites of MonternetTM and Uni-Info.

      Our JAVA-based games can be purchased via:

•	our Web sites, or

•	the MonternetTM Internet Web sites and WAP sites.

      Our audio-related services, which include ringback and voice entertainment services, can be purchased via:

•	the central or provincial MonternetTM and Uni-Info Internet Web or WAP sites,

•	our Web sites that link to the MonternetTM Web site, or

•	fixed phone lines.

      Our services can be purchased on a monthly subscription or per use basis, except for ringback from which we derive our revenue on a per content download basis while the operator collects a monthly network service fee and our JAVA games which are only available on a per use basis.

     SMS

      Ringtones, Icons and Screen Savers. Our ringtone, icon and screen saver downloads enable mobile phone users to customize the ringtone of their phones and the image which appears on the phone screens.

      We offer over 5,000 high quality ringtones which have been tailor-made for the Chinese market with monophonic, as well as polyphonic (which sounds more like real music than the traditional electronic ringing sounds of mobile phones), capabilities. We also offer more than 10,000 icons and screen savers which range in complexity from simple black-and-white images and monochrome color to full color images.

      Games. We offer a wide range of interactive SMS-based games that can be played on the screens of mobile phones. These games are tailored by our product development department to be easy to play on the dial pad of a mobile phone and to maximize the graphics available on mobile phone screens. Our current game offerings include:

•	Endless Battle Space, which is a multiplayer, interactive game where users compete in a love triangle to win the affections of a love interest in a virtual world. We intend to introduce a new version of this game approximately every six months or less to maintain player interest in it.

•	Mobile Pet, in which players take care of and interact with a “virtual” pet and can interact with other users’ virtual pets. We believe that we were the first company in China to introduce a wireless virtual pet game.

•	Duo Bao, which is a multiplayer interactive game where users compete in a race on a ship to a fantasy island and gain or lose momentum or powers by answering fun and unique trivia questions.

•	IQQ, in which players are presented with challenging trivia questions.

      SMS Interactive Television Messaging. Through our contractual relationship with STAR TV, we also enable television viewers to interact with certain programs via SMS messages by, for example, sending an SMS message to vote for the winner of a contest on the program. This relationship is described in more detail below under “— Content and Marketing Relationships — Content Relationships.”

      Horoscopes. With this service, users can obtain daily lunar or Western horoscopes via their mobile phones. We also offer an enhanced service called “AI Horoscope” to monthly subscribers which is community-oriented in that subscribers can chat with each other about their horoscopes and make friends with one another by exchanging SMS messages.

      WonderWorld. For a monthly admission price, this service offers users access to a mobile amusement park where users take on a virtual identity, are able to interact with one another, and have access to a variety of games, chat rooms, information and other entertaining services.

      POP Messaging. This allows users to select from 14 categories of topical information, such as fashion, health and beauty, and receive automatic messages from us on the selected topics.

      Jokes. We send users of this service a variety of jokes on demand or via automatic daily messages.

      News. We automatically send periodic SMS messages on recent event-driven news (such as the Iraq war or SARS updates) or entertainment events to subscribers of this service. Mobile phone users can also download desired information on demand. We obtain our news content from government affiliated media companies, such as XinhuaNet and China.org.cn, our media collaborators, such as Channel [V], and other local media.

     MMS/WAP/JAVA

      Ringtones, Icons and Screen Savers. Our next generation MMS and WAP ringtones allow users to create their own customized ringtones. We also offer more than 8,000 MMS and WAP color images and color animations.

      Games. We offer games based on the JAVA programming language which offers an effective way to create sophisticated 2.5G games. We have already launched 5 JAVA games as of December 31, 2003, such as Star Diver, a space battle game, Magic Shooting, a fantasy action games, and Legend of Ninja, a martial arts action game. We also offer WAP-based card games and games of chance such as blackjack, poker and mahjong, as well as WAP-based versions of our SMS games described above. We expect an additional 11 JAVA games to be launched in the first quarter of 2004.

      Animated Cartoons and Comic Strips. With this MMS and WAP service, users can choose from a variety of animated cartoons and comic strips which they can view on their mobile phone screens. We currently offer four serial comic strips, including a comic strip based on the popular Japanese character, Shin Chan, as well as 13 categories of non-serial cartoons and comic strips which relate to different themes such as holidays, romance and user hobbies and interests.

      Finally, we offer WAP versions of our horoscope, joke and news services.

     Audio-Related Services

      Ringbacks. We were among the first to cooperate with China Mobile to provide ringback services in China in September 2003. Ringback allows a mobile phone user to customize the sound callers hear when the user’s phone is ringing. We supply a variety of high quality content, including pre-recorded messages from celebrities, sound effects (such as sirens), and a wide range of popular music. Users can also select the sounds to be played for specific callers, such as romantic music for the user’s spouse but classical music for business colleagues. According to Norson Telecom Consulting, ringback will reach 30 million subscribers in China and generate an aggregate of approximately $185 million in revenues for mobile operators and content providers in 2005.

      Content for the ringback service is currently developed in-house and aggregated from third party content providers. We anticipate that the popularity of our services will be particularly enhanced by our ringback tone license agreement with Sony Music, under which we are the exclusive provider of Sony Music’s extensive music library for ringback services in China for the term of the agreement. For more information on our alliance with Sony Music, please see “— Content and Marketing Relationships” below.

      China Mobile and China Unicom have demonstrated strong support for the introduction of ringback services in China. As of December 31, 2003, six provincial affiliates of China Mobile had launched this service (the first in Shanghai in September 2003), ten provinces were in trials, eight provinces were in testing and five provinces were in the preliminary stages of initiating the service. As of December 31, 2003, five provincial affiliates of China Unicom were in trials with this service, and we expect them to launch the service in the first half of 2004.

      Voice Entertainment Service. We are among the first to cooperate with China Mobile to provide voice entertainment services, which allow users to send songs, jokes and stories with personal messages to their mobile phones or to the mobile phones of their friends or others. Similar to ringback, content for voice entertainment services are being developed in-house and aggregated from third party content providers.

Operator Service Agreements with China Mobile and China Unicom

     General

      China Mobile and China Unicom are the predominant mobile operators in China. Given their market presence, our negotiating leverage with these operators is limited, and our business is dependent on maintaining our relationships with them. See “Risk Factors — Risks Related to Our Company — We depend on the two mobile phone operators in China for delivery of our services, and the termination or alteration of our various contracts with either of them or their provincial or local affiliates could materially and adversely impact our business.” Our affiliate, Shanghai Weilan, has entered into service agreements with the national and some provincial and local offices of China Mobile and China Unicom to offer our various services through their networks. Each of these agreements with each mobile operator covers a specific geographic area and/or service type without overlaps. Our newly formed affiliate, Shanghai Unilink, will assume Shanghai Weilan’s contracts with China Unicom.

      For 2003, we derived 88.3% of our gross revenues from China Mobile.

      The following is a summary of the material features of our contractual relationships with China Mobile and China Unicom, and is not an exhaustive description. Copies of our material contracts with those operators are attached as exhibits to the registration statement filed with the U.S. Securities and Exchange Commission, of which this prospectus is a part. You may obtain a copy of those contracts as indicated under “Where You Can Find More Information.”

     Service Fee Arrangements and Other Payment Considerations

      Service Fee Arrangements. China Mobile’s provincial operators charge us a service fee equal to 15.0% of the gross revenues from our content services with the remainder paid to us, except in Zhejiang Province where we currently pay 9.0% of the gross revenue, and pursuant to smaller contracts for our WAP services in Shanghai and SMS services in Hebei Province which represent an insignificant amount of our gross revenues. China Unicom has been implementing a new revenue arrangement whereby for the first three months after the service is launched, service providers receive 80.0% of the gross revenues unless they achieve certain customer usage, revenue and other performance criteria, in which case they receive 90.0% of the gross revenues. Thereafter, service providers receive a range of 60.0% to 90.0% of the gross revenues depending on the usage of the provider’s services. Historically, we have received 88.0% of the gross revenues and China Unicom has received 12.0% of the gross revenues, except in Zhejiang Province where we receive 90.0% of the gross revenues (other than in one city in that province where we receive 70.0%) and in Guangxi Province where we receive 80.0% of the gross revenues. If a user does not pay the applicable fees for our services to China Mobile and China Unicom, the mobile operators usually will not pay us for those services.

      Network Fees. To the extent that the number of messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us, we must also pay a per message network fee. The applicable charge to us is currently RMB0.05 ($0.006) per message for China Mobile, but if we were to fail to achieve certain usage thresholds in Shanghai and in Guangdong, Henan, Shanxi, Zhejiang, Tianjin, Liaoning and Xinjiang provinces, China Mobile would apply a higher network fee of up to RMB0.10 ($0.01). Similarly, we pay China Unicom’s provincial affiliates in Shandong Province and Guangxi Province a per message network fee of RMB0.044 ($0.005) and RMB0.05 ($0.006), respectively, to the extent the messages we send exceed the number of messages sent to us by our customers in those provinces. We are also contractually required to pay China Unicom and its provincial affiliate in Chongqing municipality a per message network fee of RMB0.05 ($0.006) and RMB0.02 ($0.002), respectively. However, China Unicom and its provincial affiliate in Chongqing have not been charging us such network fees to date.

      We do not collect fees for our services from the operators in a number of circumstances, including if:

•	the delivery of our service to a customer is prevented because his or her phone is turned off for an extended period of time, the customer’s prepaid phone card has run out of value or the customer has ceased to be a customer of the applicable operator,

•	either of the two operators experiences technical problems with its network which prevent delivery of our services to the customer,

•	we experience technical problems with our technology platform that prevent delivery of our services, or

•	the customer refuses to pay for our service due to quality or other problems.

      These are known as billing and transmission failures, which may not be a result of the operations of the mobile operators, and their rate varies among the provincial operators and also has changed significantly over time. The operators do not charge us network fees for transmissions by us that end in billing and transmission failures. For 2003, the rate of the mobile operators confirmed revenues accounted for approximately 63.1% of the total billable messages that are reflected in our internal records. We do not recognize revenue for our services which are deemed to be billing and transmission failures.

     Obligations with Respect to Our Services

      We must obtain China Mobile’s or China Unicom’s approval for our services and their pricing before these services can be offered on their network. Our contracts with China Mobile and China Unicom vary in the other specific obligations they impose on the parties, but the following is a summary of the material obligations which are generally found in those agreements:

Obligations of Operator:	• Enable our system to be connected to its network,

• Provide us with technical standards necessary for our services to operate on its network,

• Fix network problems not caused by us,

• Maintain records regarding transmission and billing matters,

• Collect fees from its customers and timely remit amounts owed to us, and

• Notify us of any customer complaints unrelated to network problems.

Our Obligations:	• For some contracts such as our SMS and WAP cooperation agreement with China Mobile’s office in Guangdong Province and our WAP agreement with China Mobile’s office in Shanghai, satisfy operational or financial performance criteria which are established by the operator from time to time,

• Provide prompt customer support,

• Maintain our own technology infrastructure,

• Handle any complaints which are unrelated to the operator’s network, and in certain cases, complaints which are not clearly attributable to either party,

• Ensure that our content complies with applicable laws and regulations and the policies of the operators and that we have appropriate licenses,

• Refrain from providing the same or similar service to any other telecommunications service provider,

• Maintain records regarding our services and customers and provide data to the operator upon request,

• For SMS messages, identify the customer’s phone number and identity when services are requested and ensure that no messages are sent anonymously or under an alias,

• Refrain from infringing the intellectual property rights of third parties,

• Observe restrictions on “SMS pushes” and other unrequested messages sent to users, and

• Notify customers in advance of the prices for our services.

     Term and Termination and Other Material Provisions

      The term of our contracts with China Mobile and China Unicom is generally one to two years. We usually renew these contracts or enter into new ones when the prior contracts expire, but on occasion, the renewal or new contract can be delayed by periods of one month or more. The agreements can also be terminated in advance for a variety of reasons which vary among the individual contracts with the operators, including, for example, where we breach our obligations under the contract, a high number of customer complaints are made about our services or we cannot satisfy the operational or financial performance criteria established by the applicable operator. Several of our contracts with the operators can be terminated for no reason upon advance written notice.

      Generally, our contracts with the mobile operators are silent on the arrangements relating to payment from the operators in the event such contracts are not renewed. Payment and billing disputes, if any, will therefore be resolved in accordance with the provision in the contracts which generally provides that parties shall resolve disagreements through amicable negotiation (where such provision survives the termination of the respective agreements) or through court proceedings if amicable resolution cannot be reached. However, our MonternetTM MMS Cooperation Agreement with China Mobile (national level) specifically provides that automatic termination of that agreement resulting from impossibility to perform due to force majeure will occur only after payment matters are settled by the parties.

      The specific termination and other material provisions of our more significant contracts with China Mobile and China Unicom are set forth below:

      MonternetTM SMS Cooperation Agreement with China Mobile’s office in Jiangsu Province (Jiangsu Mobile). This contract has a term of one year from June 18, 2003 and is automatically renewable for an additional year if neither party objects. However, Jiangsu Mobile may terminate it earlier if:

•	Our service is ranked among the worst 10% of service providers during the monthly evaluation for three consecutive months,

•	Any part of our service fails to achieve applicable requirements, and still fails to do so after being required to correct such failure within a certain period of time,

•	Jiangsu Mobile receives a large number of strong customer complaints by users about our service quality,

•	Our system affects the ordinary operation of, or causes major safety flaws in or danger to, Jiangsu Mobile’s network,

•	We improperly charge users for our services, promote our business by improper methods (such an unauthorized SMS push), engage in unfair competition or intentional fraud, or breach this agreement in a way which causes a negative impact to Jiangsu Mobile or other service providers, provided the situation is serious,

•	We conduct SMS services with multiple operators or outside of China, fail to separate our database for Jiangsu Mobile’s subscribers from our database for other operators’ subscribers, or other operators’ subscribers send SMS messages to Jiangsu Mobile’s subscribers via our system by any methods (including without limitation, SMS or Internet),

•	We use our own SMS platform to send SMS services to Jiangsu Mobile’s subscribers,

•	We provide any services without first obtaining Jiangsu Mobile’s approval,

•	We use Jiangsu Mobile’s MonternetTM SMS system purely as a fee collection service and the situation is serious, or

•	We breach the contract which results in Jiangsu Mobile’s inability to perform under it.

      In addition, within six months after we introduce a service in Jiangsu Province, we cannot cooperate with any other operator with respect to a similar service within the same geographic region or we may be liable for monetary fines. Moreover, we cannot use the products of Jiangsu Mobile’s competitors for promotional purposes or participate in promotional activities that are named after such competitors.

      Under this contract, we receive 85.0% of the gross revenues from our content services based on Jiangsu Mobile’s records, less network fees which can range from RMB0.05 to RMB0.08 per message to the extent the number of messages we send over that operator’s network exceeds the number of messages our customers send to us.

      SMS Cooperation Agreement with China Mobile’s office in Guangdong (Guangdong Mobile). The term of this contract is one year from January 16, 2004 and is renewable upon agreement of the parties. However, Guangdong Mobile may terminate it earlier if:

•	We use Guangdong Mobile’s SMS system purely as a fee collection service,

•	We provide services to users without first obtaining their consent,

•	We overcharge users of our services,

•	We provide incorrect computation of fees for the services provided to users,

•	We fail to provide users of our services a method to cancel their orders and to provide a refund for cancelled orders,

•	We price our services excessively by charging prices in violation of the pre-determined pricing standards,

•	We violate the restriction against interlinking, such as by providing to any third parties the same information services that we provide to Guangdong Mobile, and

•	Guangdong Mobile receives a large number of strong customer complaints by users about our service quality or if such complaints lead to a serious social impact.

      This contract also provides that we receive 85.0% of the gross revenues from our content services, less network fees as discussed in the description of the MonternetTM SMS Cooperation Agreement above. In addition, if we fail to transmit our services in accordance with the format requirements of Guangdong Mobile, we will not receive any fees for those services.

      The agreement also provides that if we rank among the top 15 service providers in Guangdong Mobile’s monthly review or in the top 20 in its half-year review, we will receive promotional support from Guangdong Mobile. Moreover, if we effectively perform under this contract and the average annual rate of customer complaints on our services is low, Guangdong Mobile will give preferential consideration in extending this contract. Conversely, this contract specifies demerits that Guangdong Mobile can apply to its review of us, which will be made if we violate Guangdong Mobile’s policies.

      MonternetTM MMS Cooperation Agreement with China Mobile (national level). This contract has a term of one year and is automatically renewable for an additional year unless either party elects not to renew. When we cooperate with China Mobile, we will not provide the same content to any other mobile operator. This contract also has a termination for breach provision if any party’s breach causes this contract to be unenforceable or causes adverse social impact or economic losses to the other party. We receive 85.0% of the gross revenues from our content services under this contract. This amount is determined based on China Mobile’s internal records.

      Mobile Data Cooperation Agreement with China Unicom (national level). This contract has a term of one year and may be renewed upon the agreement of the parties. This contract may be terminated earlier if:

•	We breach the contract and thereby cause negative effects or economic losses to China Unicom or cause China Unicom to be unable to continue the cooperation,

•	The content of our services violates PRC regulations and the situation is determined to be serious in the judgment of China Unicom,

•	The content of our services infringes the intellectual property rights of third parties and the situation is determined to be serious in the judgment of China Unicom,

•	Our services cause harm to the telecommunications network, Internet or other business platform of China Unicom and the situation is determined to be serious in the judgment of China Unicom, or

•	We fail to set up an information safety and confidentiality management and technical support system and the situation is determined to be serious in the judgment of China Unicom.

      Under this contract, we receive 60.0% to 90.0% of the gross revenues for our content services depending on usage of our services, but historically, we have received 88.0%. We are also obligated to pay network service fees but have not been charged those fees to date. If the discrepancy between our records and those of China Unicom is less than 5%, the payments made to us will be based on China Unicom’s records. If the discrepancy is greater than 5%, the contract provides that the parties will cooperate to determine the correct amount.

      To address the restrictions on providing the same content or service to more than one mobile operator which appear in many of our contracts with the operators, we customize our services for each operator by, for example, altering one or more aspects of the content or “look” of the service without affecting the overall functionality of the service. For example, we will integrate Western horoscope content into our “AI” service for one operator and integrate Chinese horoscope content into our AI service for another operator.

Content and Marketing Relationships

      We have entered into contractual relationships with a variety of companies which we believe significantly enhance the attractiveness of our services and raise our profile among mobile phone users.

     Content Relationships

      Our content collaborators authorize the inclusion of their content in one or more of our services in exchange for a percentage of our revenues or a royalty or a fixed fee payment which we pay directly to the provider, and are usually non-exclusive. Our agreements with our content collaborators have terms ranging from six months to one and a half years. Currently, our key content collaborators are:

•	Sony Music — We are the exclusive provider of Sony Music’s catalog via ringback tones in China. Sony Music’s content includes songs by many Chinese, Japanese and Western artists who are popular in China. This relationship has resulted in strong promotion of our ringback service by China Mobile because the spokesman for its M-Zone marketing initiative, Jay Chou, is one of Sony Music’s most popular Chinese artists. Under our agreement with Sony Music, we were obligated to use only music from Sony Music’s catalog for the first month after we launched our ringback services in September 2003 and ensure that at least 50% of our ringback tones used in the second to fourth month after that date are from Sony Music’s catalog (these obligations are no longer in effect). In addition, we are working with Sony Music to include their content in our voice entertainment services.

We pay Sony Music specified royalties for each recording used as a ringback tone based on our estimates of related revenues as discussed at the end of this subsection. Our agreement with Sony Music terminates in April 2004.

•	STAR TV — We provide wireless interactive services for Channel [V], a popular regional music video channel, and XKWS, STAR TV’s entertainment channel in China, through a revenue sharing arrangement. These channels specifically target young people, and we offer wireless services based on their programming content which is promoted during broadcasts. For example, during certain talk shows on these channels, a message will appear on the television screen inviting viewers to vote for the winner of a celebrity game on the show via our SMS services. Also, viewers can use our services to have song dedication messages displayed on the top of the television screen while a particular music video is playing. We believe that television represents one of the largely untapped channels for promoting and integrating wireless value-added services in China.

We pay STAR TV a pre-determined percentage of the total net revenue generated from our services incorporating the content provided by STAR TV, based on our estimates as described below. In addition, we have guaranteed STAR TV a minimum amount of net revenue that it would receive under the agreement. In the event that STAR TV’s aggregate share of the net revenue for the first six months and for the whole term of the contract fall below the minimum thresholds, we must pay STAR TV the difference between the actual revenue it received from us and the minimum guaranteed amount. The initial term of our agreement with STAR TV will terminate in April 2004 and will be automatically renewed for an additional two years unless STAR TV objects.

•	Turner Broadcasting/Cartoon Network — We have the right to develop and distribute via our wireless value-added services a number of the Cartoon Network’s well-known cartoon characters, including Tom & Jerry and The Powerpuff Girls, which are increasingly popular in China. We have developed SMS, MMS and WAP downloads, JAVA games and other services which utilize these characters. Under our agreement, we are obligated to pay a fixed annual amount, as well as a percentage of the revenue we receive with respect to the related services based on our estimates, which percentage increases after we have recouped the fixed annual fee. The initial term of this agreement terminates in September 2004 and will be automatically renewed for an additional year unless either party objects.

•	Index Corp. — We have a right to localize and distribute the JAVA games Star Diver, Magical Shooting and Legend of Ninja in China, which were developed by Index, a wireless game developer in Japan and one of our strategic shareholders. We pay Index a royalty equal to a percentage of the net revenues received from the mobile operators (net of value-added taxes) attributable to services that contain Index’s games. The size of the royalty depends on the game being used. The initial term of our agreement with Index will terminate on November 2004 and will be automatically renewed for an additional year unless either party objects.

•	XinhuaNet — XinhuaNet, a leading news and information Web site affiliated with China’s Xinhua News Agency, provides us with news and other information for use on our wireless services in exchange for a fixed fee. We pay XinhuaNet a fixed annual fee for the pre-determined categories of news content it provides to us. Our agreement with XinhuaNet terminates on May 14, 2004.

•	Shin Chan — We have sublicensed the popular Japanese cartoon series, Shin Chan, and have developed localized animated MMS messages and cartoon strips based on the characters from that series. We pay this sublicensor a percentage of the net revenues received by the mobile operators with respect to services incorporating the Shin Chan content. This agreement terminates in July 2004.

•	BigInMusic — Under this arrangement, users of the ringback service and our voice entertainment services can access BigInMusic’s extensive library of more than 100,000 jazz, blues, tango, world music and other songs. We pay this provider a royalty equal to a percentage of the net revenues received from the mobile operators attributable to services that contain BigInMusic’s content. Our agreement with BigInMusic terminates in December 2008.

•	EMI — We are the non-exclusive provider of EMI’s catalog of music, which includes more than 4,700 songs by popular artists, for the ringback and voice entertainment services. We pay EMI the higher of (i) a fix rate multiplied by sales volume (i.e., the number of music content provided to users) and (ii) a percentage of the net revenue attributable to the services incorporating EMI’s music content. Our agreement with EMI terminates in July 2004.

      We have also appointed Mitsubishi Corporation, one of our shareholders, as our representative to identify content from Japan which is suitable for the Chinese wireless market and to introduce us to potential content partners. Mitsubishi receives a commission based on the net revenue we receive from any content we acquire under this arrangement, which includes the Shin Chan cartoon series.

      In calculating the percentage fees payable to these providers, we make estimates to take into account billing and transmission failures which may have been applicable to the services incorporating the providers’ products and reduce the fees payable by us accordingly. Nonetheless, as estimates involve making assumptions which may prove inaccurate, we have in the past paid, and may continue to pay, such providers fees which are disproportionate to what we have been paid for the relevant service. See “Risk Factors — Our revenues and cost of services are affected by billing and transmission failures which are often beyond our control.”

     Marketing Relationships

      Our principal marketing relationships are with China Mobile and China Unicom through which all of our services are provided and all payments from mobile phone users are collected. Our marketing activities with these operators are described below under “— Sales and Marketing.”

      We are also focused on expanding our marketing channels by developing integrated marketing campaigns with traditional media companies and multinational corporations. For example, we have been involved in several marketing campaigns with McDonald’s in China whereby our wireless value-added services are promoted in their in-store and media advertising, and McDonald’s is in turn promoted through our services. During the World Cup in 2002, we and McDonald’s launched a pan-China campaign whereby users could pick game scores or other statistics via our SMS services and receive McDonald’s coupons if they guessed correctly. We are also currently engaged in a campaign with McDonald’s and China Mobile in connection with China Mobile’s M-Zone marketing initiative in which mobile users are invited to choose their favorite McDonald’s meal combination via SMS in exchange for free mobile ringtone/icon downloads and a McDonald’s mobile meal coupon. Previous integrated marketing campaigns have involved Proctor & Gamble, Unilever, Tiger Beer, Nokia and Volkswagen.

Sales and Marketing

      We sell and market our services principally to and through China Mobile and China Unicom as described below under “— Operator Channels.” We also sell and market through our Web sites, promotional events, direct marketing, media advertising and other activities as described below under “— Non-Operator Channels.”

      One of our principal activities in both the operator and non-operator channels will be cross-selling and up-selling to users of our SMS-based services to migrate them to our new subscription-based, premium 2.5G services such as MMS messages and JAVA games. Based on the recent expansion of the wireless value-added services market in China and the rapid adoption of new services, we believe that a significant portion of the current users in the market will be willing to sample these new premium services, and possibly become regular users, even if they are more expensive than SMS-based services.

     Operator Channels

      General. All of our services are provided through the networks of China Mobile and China Unicom, and the mobile operators collect all fees for our services from the ultimate users. Accordingly, we devote substantial resources to maintaining, expanding and strengthening our relationships with these operators. Our management team utilizes its extensive experience in China to develop close ties with the key personnel of the mobile operators at the central and provincial levels. As of December 31, 2003, we also had approximately 87 sales professionals (plus three part-time sales people) strategically located in 24 provinces and municipalities concentrated in the eastern and southern regions of China to work closely with the mobile operators at the provincial and local level, where pricing and important marketing and operational decisions are made. Our localized sales network enables us to work closely with operators to facilitate the approval required for new service offerings and for related pricing and to enjoy enhanced marketing and promotional support. We are also able to gain unique insight into developments in the local markets and the competitive landscape, as well as new market opportunities. Our sales professionals are well-incentivized as a significant portion of their compensation is tied to usage of our services in the applicable region.

      Members of our sales and marketing department generally make in-person visits to the following sites at least once each month:

•	national headquarters of China Mobile and China Unicom,

•	approximately 22 to 25 provincial and municipal offices and 100 local offices of China Mobile, and

•	approximately 20 provincial and municipal offices and 200 local offices of China Unicom.

      STK Cards. We are currently pursuing an important initiative to increase the number of our services embedded on STK cards offered by China Mobile. STK cards are enhanced SIM cards that offer a variety of services embedded in the cards which have been approved by China Mobile’s national office and selected by the local offices in the provinces where the cards are sold. In this way, the selected services are pre-installed into phones which use these cards. China Mobile is rapidly expanding its roll-out of STK cards across China. The provincial offices of China Mobile introduce new STK cards in most cases every six months which may have new services from new service providers, or a mix of old and new services and providers, embedded on them. STK cards can be obtained for free.

      China Mobile’s provincial offices typically only select the service or services of a limited number of providers to be embedded in STK cards. They base their selection on such factors as:

•	the uniqueness of the service offered by each provider,

•	the service provider’s total number of users, usage and revenue generated in the applicable province,

•	the rate of customer complaints, and

•	the amount of money the service provider devotes to marketing in the applicable province.

      We believe that having our services embedded on STK cards is particularly valuable because it provides users with an easily accessible menu which prominently features a limited number of services. Since our services were first embedded in STK cards in 2001 and later included in STK cards promoted through China Mobile’s M-Zone marketing initiative in April 2003, we have generated significantly higher average revenue per STK card user, in comparison to users who access our services through the wireless menus offered on MonternetTM and Uni-Link or our Web sites. We have services embedded in STK cards offered in 17 provinces and municipalities and our sales force is currently in discussions with several other provinces.

      Coordinated Marketing Campaigns. We also cooperate in major marketing campaigns with China Mobile and China Unicom. For example, we are currently working with China Mobile in its M-Zone marketing initiative, which promotes its wireless value-added services to younger mobile phone users.

     Non-Operator Channels

      We also focus on non-mobile operator sales and marketing activities, such as:

•	promoting our Web sites to potential users as a fun, easy-to-access place to request our wireless content and applications,

•	hosting promotional events around China with one of the mobile operators at which we create brand awareness by interacting with consumers to educate them about our services and distributing Linktone-branded souvenirs,

•	engaging in direct marketing to mobile phone users by, for example, including advertising inserts in users’ bills from China Mobile or China Unicom,

•	utilizing our database of users to create targeted marketing campaigns,

•	advertising in traditional media such as youth and lifestyle magazines, and

•	conducting integrated marketing campaigns with traditional media companies and multi-national corporations, as discussed above under “— Content and Marketing Relationships — Marketing Relationships.”

Customer Research

      Our sales, marketing and product development activities are supported by our 5-member customer research department. This department focuses our sales efforts in the following three distinct phases:

•	Customer Acquisition — Our customer research department analyzes the success rates of various national and local marketing campaigns in which we are involved, including by user segment and cost per user, in order to determine which campaigns are the most effective. Using phone surveys, focus groups and analyses of usage patterns, the department also considers demographic and other market factors to identify product mixes and product categories which are suitable for the current market environment.

•	Customer Conversion — To enhance our ability to convert one-time or occasional customers into regular users of our services, our customer research department analyzes customer and product churn rates across the market, average revenue per user data and other information. In this way, they can identify different customer segments and develop targeted marketing campaigns for those segments, including cross-selling and up-selling marketing campaigns.

•	Customer Retention — Our customer research department evaluates ways to maximize user interest in our services through, for example, providing feedback to our product developers to improve product features based on customer information and bundling older services with newly launched services. It also creates various reward programs designed to enhance customer loyalty.

Customer Services

      We pride ourselves in providing high quality customer services. This is an important factor for maintaining our relationships with China Mobile and China Unicom as discussed above in “— Our Relationships with China Mobile and China Unicom.” Our dedicated customer service centers provide our users real-time support and are staffed by 16 full-time and 15 part-time professionals. The centers currently operate everyday from 7 a.m. to 11 p.m. They log approximately 11,000 customer contacts per week via telephone, e-mail and SMS. We strive to achieve the fastest response times and highest customer satisfaction levels in the industry. As a result, we are consistently ranked as one of the top service providers by China Mobile, and have won numerous awards in customer service and customer satisfaction from key provincial affiliates, including:

•	#1 Mobile Service Provider for Customer Service by China Mobile’s Shanghai office in August and September 2002, from January to June 2003 and again in September 2003.

•	#1 Mobile Service Provider for Customer Service by China Mobile’s office in Jiangsu Province for the third quarter of 2003.

•	#1 Mobile Service Provider for Customer Service by China Mobile’s office in Guangdong Province for the second quarter of 2003.

      We were further ranked #1 in customer service by a number of other provincial offices of China Mobile in 2001, 2002 and 2003.

Product Development

      We believe that a key part of our future success will depend on our ability to develop and enhance our services by leveraging our expertise in wireless value-added services. Our product development activities are led by our 64-member product development department (plus 13 part-time employees) based in Shanghai and Beijing, of which 31 work on new services such as MMS, WAP and JAVA with the remainder focusing on SMS-based services and technical support.

      We develop the content for our services in-house and also aggregate it from domestic and international providers. We plan to enter into additional relationships with such providers, in particular with respect to the development of games and content for all of our 2.5G services, in order to fully utilize the technological benefits of 2.5G and the sophisticated premium content which users will demand. For aggregated third party content, most of our efforts involve customization, localization and related development activities of the content for the Chinese market to create appealing, user-friendly products.

      Our new services development team in Shanghai and Beijing focuses on MMS and WAP products, as well as JAVA games. With respect to games, we believe that increasing the usage of our wireless games and decreasing the turnover of our players depend to a large extent on our ability to continually develop new or improved games with superior graphics and interaction and engaging story lines. We are currently focusing on developing or aggregating from third parties, particularly from game developers in Japan and Korea, a variety of action and adventure JAVA games (approximately 80% of our JAVA games are aggregated from third parties). For this purpose, we have built a strong game development team which is highly experienced working in the JAVA programming language to customize and localize games for the Chinese market. Recently, we have entered into a contractual relationship with Index Corp., a Japanese wireless services provider and one of our shareholders, to localize their games. Our other content arrangements provide another potential source of JAVA games to bring to China.

      Our game developers also work closely with the development teams of China Mobile and China Unicom. China Mobile in particular has recognized our capabilities in this area and selected us to be part of their JAVA trial programs in Guangdong, Zhejiang and Jiangsu provinces.

      In addition, our new services development team is developing SMS, MMS, ringtone, icon and screen saver services for multiple technology platforms which create “virtual” wireless fan clubs for popular stars. For example, these fan clubs will allow users to:

•	receive SMS messages or visit a dedicated WAP site regarding album release dates, upcoming concerts and other events,

•	download MMS photos of the artists and related ringtones, icons and screen savers,

•	chat with other fans via SMS, and

•	order ringbacks.

      Except for one horoscope service and services related to our relationship with Channel [V], all of our SMS-based services are developed in-house, while approximately 25% of the content for our MMS services are aggregated from third parties.

      Finally, certain provincial and local offices of the mobile operators use different software and technology, and our product development department must conform our services so that they are interoperable with China Mobile’s and China Unicom’s networks at all levels.

Infrastructure and Technology

      We have developed a reliable, flexible and scalable platform with open and adaptive technology. Our Intelligent Application Gateway, or LT-IAG, is a unified platform supporting multiple protocols, networks and billing solutions, with high scalability, load balancing, intelligent session management and performance measurement. It also allows us to monitor our services and their delivery to China Mobile’s and China Unicom’s networks on a real-time basis which allows us to optimize the efficiency of our system and quickly address any problems. The platform is equipped with an open application interface for rapid connectivity by third party content providers and access to multiple channels for SMS, MMS, WAP and Web connectivity. LT-IAG is connected to the operators’ network on a pan-China basis, and we believe that it is among the most robust and reliable platforms in the industry.

      Our user database, which operates on our proprietary software and is an integral part of LT-IAG, allows us to store, analyze, retrieve and compare various statistical information and to identify relevant trends. LT-IAG also supports our customer service activities by providing our service professionals with real-time user data and information regarding service delivery and billing. In addition, LT-IAG can rapidly schedule, deploy and manage “SMS pushes” to promote our products. LT-IAG is fully compatible with the 2.5G technology standard and related services.

      Our Web sites and services are made available primarily through network servers located in the facilities of China Telecom’s Shanghai affiliate and China Mobile’s and China Unicom’s affiliates in Beijing. As of December 31, 2003, there were 28 such network servers, running on a Linux-based operating system. We lease dedicated lines with 10 megabits per second capacity from China Telecom and China Netcom.

      We intend to constantly improve and expand our technology to continuously enhance efficiency. Our high level of technology capability is demonstrated in our LT-IAG platform’s seamless connectivity with the operators’ networks, which leads to greater user access and delivery speeds and ultimately a better entertainment and gaming experience for end users.

Competition

      We compete principally with three groups of wireless value-added service providers in China, which Norson Telecom Consulting estimates number more than 800 in the aggregate as of November 28, 2003. The first group is comprised of companies which, like Linktone, focus primarily or entirely on this market and offer a wide range of services. These include more established participants such as MTone Wireless and Newpalm (a subsidiary of Chinadotcom), as well as smaller companies such as Any8, 263.net and Kongzhong. These competitors are generally characterized by strong market knowledge and, in some cases, well-developed relationships with the mobile operators on a local and national basis. They also tend to focus on entertainment-related services.

      The second group is comprised of the major Internet portal operators in China, including publicly-listed companies such as NetEase, SINA, Sohu and Tom.com. The Internet portals leverage their existing strength in aggregating content, marketing and cross-selling among their established Internet user base to promote wireless value-added services. The publicly-listed portals, NetEase, SINA and Sohu, are each significantly better capitalized than our company. However, with the exception of SINA, these portals have traditionally lacked specific wireless product development expertise and well-developed relationships with the mobile operators at a local level.

      The third group is comprised of niche service providers, such as Tencent, Enorbus and Solute, which focus on a particular market segment or application, such as wireless instant messaging, that often builds on a pre-existing competency in the sector.

      We may also face competition from international wireless companies, such as Nokia, come2us and Cybird, and international Internet portal operators, such as Yahoo!, Lycos and AOL, who are or may be attempting to enter the Chinese market. These international competitors have had only limited success, however, in penetrating the Chinese wireless value-added services market to date.

      Several of our competitors have longer operating histories in China, greater name and brand recognition, larger customer bases and databases, significantly greater financial, technological and marketing resources and superior access to original content than we have. As a result, our existing competitors may in the future achieve greater market acceptance and gain additional market share. In addition, it is possible that China Mobile or China Unicom or both could decide to provide content and services to their users themselves and deny network access to third party service providers such as our company. Please refer to “Risk Factors —

Risks Related to our Company — Additional Risks Related to our Company — We may face significant competition” for a more detailed discussion of the risks we face from our competitors.

Government Regulation

      The following is a summary of the principal governmental laws and regulations that are or may be applicable to wireless service providers like us in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws, particularly with regard to wireless value-added services, which is an emerging industry in China. For a description of the regulatory risks related to our business, please see “Risk Factors — Risks Related to our Industry — The telecommunication laws and regulations in China are evolving and subject to interpretation and will likely change in the near future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties”; “Risk Factors — Risks Related to our Industry — The regulation of Internet Web site operators is also unclear in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations”; and “Risk Factors — Risks Related to our Company — Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations which could adversely affect our ability to operate our business effectively or at all.”

Regulation of Telecommunication Services

      The telecommunications industry, including certain wireless value-added services, is highly-regulated in China. Regulations issued or implemented by the State Council, the Ministry of Information Industries, and other relevant government authorities cover many aspects of telecommunications network operation, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.

      The principal regulations governing the telecommunications services business in China include:

•	Telecommunications Regulations (2000), or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in China as either infrastructure telecommunications businesses or value-added telecommunications businesses. The latter category includes SMS and other wireless value-added services. Under the Telecom Regulations, certain services are classified as being of a value-added nature and require the commercial operator of such services to obtain an operating license, including telecommunication information services, online data processing and translation processing, call centers and Internet access. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.

•	Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2002), or the FI Telecom Regulations. The FI Telecom Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecom enterprise. Under the FI Telecom Regulations, a foreign entity is prohibited from owning more than 50% of the total equity in any value-added telecommunications business in China, subject to certain geographic limitations.

•	Administrative Measures for Telecommunications Business Operating License (2001), or the Telecom License Measures. Under the Telecom License Measures, an approved value-added telecommunications service provider must conduct its business in accordance with the specifications recorded on its Telecom Business Operating License.

      In addition to regulations promulgated at the national level by the Chinese government, the Shanghai municipal government has issued provisional regulations requiring SMS service providers to obtain licenses from or register with the local Ministry of Information Industries branch office before providing SMS service within the city. At this time, it is unclear whether national regulations will be promulgated regulating SMS services.

      Both of our affiliates, Shanghai Weilan and Shanghai Unilink, hold value-added telecommunication services licenses issued by the Shanghai Municipal Telecommunications Administration Bureau, which is the local office of the Ministry of Information Industries. Shanghai Weilan is also in the process of applying for an inter-provincial value-added telecommunication license with the Ministry of Information Industries.

Other Laws and their Application

      Regulation of Internet Content Services. As a wireless value-added services provider, we do not engage in the Internet portal business which typically involves the provision of extensive Internet content services, including Chinese language Web navigational and search capabilities, content channels, web-based communications and community services and a platform for e-commerce, such as auction houses. Shanghai Weilan registered with the Shanghai Telecommunication Administration Bureau in November 2003 to provide commercial services at the Linktone Web sites.

      As a commercial ICP provider, we are prohibited from posting or displaying any content that:

•	opposes the fundamental principles determined in China’s Constitution;

•	compromises state security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the state;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	sabotages China’s religious policy or propagates heretical teachings or feudal superstitions;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•	includes other content prohibited by laws or administrative regulations.

      Failure to comply with these prohibitions may result in the closing of our Web sites.

      Regulation of News Dissemination through SMS Services. Pursuant to a circular issued by the Shanghai Communications Administration, distribution of news contents through wireless applications like SMSs must be approved by relevant government agencies in charge.

      Regulation of Advertisements. The State Administration of Industry and Commerce, or the SAIC, is the government agency responsible for regulating advertising activities in China. The SAIC has not promulgated regulations specifically aimed at wireless advertising through a media other than the Internet, such as through SMS services. One provisional regulation issued by Shanghai municipal government prohibits service providers from sending SMS advertisements without the client’s consent.

      As part of our non-mobile operator marketing activities, we have developed integrated marketing campaigns with traditional media companies and multinational corporations through certain cross-selling efforts with companies that included Proctor & Gamble, Unilever, Tiger Beer, Nokia, McDonald’s and Volkswagen. If the SAIC were to treat our integrated marketing campaigns or other activities as being advertising activities, we would need to apply to the local SAIC for an advertising license to conduct wireless advertising business (through SMSs, for example). We cannot assure you that such application would be approved by the SAIC. Failure to obtain such approval could result in penalties including being banned from engaging in online advertising activities, confiscation of illegal earnings and fines.

      Foreign Exchange Controls. The principal regulations governing foreign exchange in China are the Foreign Exchange Control Regulations (1996) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations (1996), or the Regulations. Under the Regulations, Renminbi is freely convertible into foreign exchange for current account items, including the distribution of dividends.

Conversion of Renminbi for capital account items, such as direct investment, loans and security investment, however, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE.

      Under the Regulations, foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE.

Intellectual Property and Proprietary Rights

      We rely primarily on a combination of copyright laws and contractual restrictions to establish and protect our intellectual property rights. We require our employees to enter into agreements requiring them to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes, whether or not patentable or copyrightable, made by them during their employment are our property. They also sign agreements to substantiate our sole and exclusive right to those works and to transfer any ownership that they may claim in those works to us.

      While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. We have registered the following Internet and WAP domain names:

•	www.linktone.com,

•	www.linktone.com.cn,

•	www.lt2000.com.cn,

•	www.ul9000.com.cn,

•	wap.linktone.com, and

•	wap.linktone.com.cn.

      We have registered 26 trademarks with China’s Trademark Office relating to our company name and logo and some of our services. We are in the process of applying for 108 additional trademarks in China and three other trademarks in the U.S. relating to our company and services. China’s trademark law adopts a “first-to-file” system for obtaining trademark rights. As a result, the first applicant to file an application for registration of a mark will preempt all other applicants. Prior use of unregistered marks, except “well known” marks, is generally not a basis for legal action in China. We may not be able to successfully defend or claim any legal rights in those trademarks for which applications have been made but for which the Trademark Office has not issued a registration certificate.

      We have also obtained 15 copyright certificates in China for cartoon images used in our Mobile Pet game.

      Many parties are actively developing and seeking patent protection for wireless services-related technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and that cover significant parts of our technology, business methods or services. Disputes over rights to these technologies are likely to arise in the future. We cannot be certain that our products do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Risk Factors — Risks Related to our Company — We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.”

Employees

      The following table summarizes the functional distribution of our employees as of December 31, 2001, 2002 and 2003:

	December 31,

Department	2001	2002	2003

Business Development	5	4	4
Customer Research	0	3	5
Customer Service	8	14	16
Finance	5	5	7
Human Resources	2	2	3
Investor Relations	1	1	1
Legal and Administrative	2	3	7
Sales and Marketing	19	26	97
Product Development	17	18	64
Technical Support	13	13	30

Total	72	89	234

      Our product development and customer service departments also included 13 part-time content editors and 15 service professionals as of December 31, 2003.

      None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.

Facilities

      Our Shanghai office currently occupies two spaces: the first is approximately 318 square meters under a lease that expires in August 2005 and the second is approximately 900 square meters under a lease that expires in January 2005 at effective annual rent of approximately $60,000 and $82,000, respectively. Our Beijing office currently occupies two spaces: the first is approximately 52 square meters under a lease that expires in January 2005 and the second is approximately 598 square meters under a lease that expires in January 2006 at effective annual rent of approximately $16,000 and $111,000, respectively. Our other branch office in Guangzhou occupies approximately 96 square meters under a lease that expires in April 2004 at an effective annual rent of approximately $6,000. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans. We also have representative offices in Hangzhou, Chongqing, Shenyang, Nanjing, Jinan, Wuhan and Xi’an.

Legal Proceedings

      We are not currently a party to any material litigation and are not aware of any pending or threatened litigation.

Market Overview

PRC Telecommunications Industry

      The telecommunications industry in China has experienced rapid growth in recent years. According to the Ministry of Information Industries, the total number of fixed telephone lines subscribers in service increased from 108.8 million as of December 31, 1999 to 263.3 million as of December 31, 2003, representing a growth rate of 142.0%. As a result of the increasing demand for information services and technology development, the market for data communications and Internet services in China also experienced rapid growth during that period. The number of Internet users in China increased from 2.6 million as of the end of 1999 to 53.7 million as of December 31, 2003, representing a growth rate of 1965.4%.

      The following table sets forth certain information relating to the telecommunications and information industry in China as of the dates indicated.

	As of December 31,					Growth
						Rate
	1999	2000	2001	2002	2003	(1999-2003)(2)

China’s population (in millions)	1,258	1,267	1,276	1,285	(1)	2.1%
China’s GDP per capita (RMB)	6,551	7,086	7,651	8,184	(1)	24.9%
China’s GDP per capita ($)	791	856	924	989	(1)	25.0%
Fixed line
Access lines in service (in millions)	108.8	144.4	179.0	214.4	263.3	142.0%
Penetration rate(3)	8.7%	11.4%	14.0%	16.8%	21.2%	143.7%
Mobile
Subscribers (in millions)	43.4	85.3	144.8	206.6	268.7	519.1%
Penetration rate(4)	3.5%	6.7%	11.3%	16.1%	20.9%	497.1%
Internet
Users (in millions)	2.6	9.7	17.4	49.7	53.7	1965.4%
Penetration rate(4)	0.2%	0.8%	1.4%	3.9%	(1)	1850.0%

(1)	Data not currently available.
(2)	Except for population, GDP per capita (RMB), GDP per capita ($) and Internet penetration rate, which are for the period from 1999 to 2002.
(3)	Determined by dividing the number of access lines by the total population of China, except for Internet penetration data as of December 31, 2003 which is sourced from the Ministry of Information Industries.
(4)	Determined by dividing the number of subscribers or users by the total population of China, except for data as of December 31, 2003 which is sourced from the Ministry of Information Industries.

Sources:	Data in respect of China’s population and GDP per capita are sourced from the 2003 China Statistical Yearbook which is compiled by the National Bureau of Statistics of China. Data in respect of fixed line access lines, mobile subscribers and Internet users are derived from information published by the Ministry of Information Industries on its Web site (www.mii.gov.cn). The ministry updates this data monthly.

     Notwithstanding significant growth in the fixed line segment, the number of access lines and penetration rate are expected to experience a diminishing rate of growth. Norson Telecom Consulting, an independent research agency, projects that fixed line subscribers will grow to 318.2 million by 2005, representing a growth rate of 20.9% between 2003 and 2005. This equates to a projected fixed line penetration rate of 24.4% in 2005 as compared to the current rate of 21.2% as of December 31, 2003.

      Because there is limited fixed line penetration, wireless telephony has become an increasingly important medium of communication in China. According to the Ministry of Information Industries, the number of mobile subscribers in China increased from 43.4 million as of the end of 1999 to 268.7 million as of December 31, 2003, representing a growth rate of 519.1% through December 31, 2003. Despite such growth, China’s wireless penetration rate of 20.9% as of December 31, 2003 remains low as compared to other markets globally. Pyramid Research estimates that the number of mobile subscribers in China will reach 394.6 million by December 31, 2005 representing a penetration rate of 30.0% as of December 31, 2005.

      The table below sets forth industry and other information regarding certain other countries and regions as of the date or for the period indicated.

		GDP	Mobile
	Population in	per capita in	subscribers in	Mobile
	2002(1)	2002(2)	2003(3)	penetration

	(in millions)		(in thousands)
India	1,055	$543	18,297	1.7%
Indonesia	220	997	16,480	7.5%
Brazil	175	2,780	37,957	21.7%
Philippines	81	885	20,169	24.8%
United States	282	37,620	159,041	56.5%
Japan	127	34,410	78,594	61.8%
South Korea	49	10,660	33,274	68.3%
Germany	82	28,710	59,644	72.9%
United Kingdom	60	29,240	50,218	84.1%
Hong Kong	7	23,320	6,754	91.1%
Singapore	3	20,921	3,402	99.9%

(1)	National Statistical Offices, Eurostat, United Nations and Euromonitor, as of January 1, 2003. This information was sourced from Thomson Datastream. Thomson Datastream compiles data from various historical, numerical, economic and financial databases.
(2)	Economist Intelligence Unit, as of year end 2002. This information was sourced from Thomson Datastream.
(3)	ASIAcom, Volume 9, Number 23, published on December 9, 2003. Data is as of September 30, 2003, except for Brazil, the United States, Germany and the United Kingdom, for which the data is as of June 30, 2003. ASIAcom is a business newsletter providing industry news on Asian telecoms, Internet, cable and satellite TV. ASIAcom is published by Baskerville which is part of the Informa Telecoms Group.

Wireless Value-Added Services as a Revenue Driver for the Mobile Operators

      As the wireless market in China continues to develop, an increasing portion of the mobile operators’ users have relatively low per capita incomes. These subscribers generally yield lower levels of average revenue per user, or ARPU, because they are primarily users of pre-paid services. In addition, China’s wireless market is becoming increasingly competitive, as demonstrated by the recent CDMA promotions by China Unicom, as well as the intra-city wireless offerings by China’s two fixed line operators, China Telecom and China Netcom, which offer users limited mobile services within a city based on Personal Handyphone Service or Personal Access System technology. In addition, China Telecom and China Netcom are expected to be awarded two wireless licenses, which will lead to further competition in the market. Due to these pressures on the traditional voice-related businesses of the mobile operators, SMS and other wireless value-added services have become a key differentiator and increasingly important driver for the growth prospects of China Mobile and China Unicom. We believe wireless value-added services will play a key role in the mobile operators’ competitive positioning when attracting and retaining users as well as in their efforts to reverse declining ARPU levels.

      Against this competitive backdrop, the market for wireless value-added services in China has expanded significantly and is expected to continue to grow at a fast pace. Norson Telecom Consulting estimates that total wireless value-added services revenue in China rose from RMB1.0 billion ($120.8 million) in 2001 to RMB15.0 billion ($1.8 billion) in 2003 and is expected to grow to RMB26.0 billion ($3.1 billion) in 2004. Despite such growth, Norson Telecom Consulting estimates that total revenue gained from wireless value-added services only accounted for 3.5% of total wireless revenue in China in 2002, a percentage significantly lower than that experienced by operators in other markets with progressive wireless value-added services businesses such as NTT DoCoMo in Japan, with approximately 21.0% of revenue from wireless value-added services in 2002, SK Telecom in Korea, with approximately 8.5% of revenue from wireless value-added services in 2002, and Vodafone in Europe, with approximately 11.9% of revenue from wireless value-added services in 2002.

      Currently, SMS services continue to represent the bulk of the wireless value-added services market in China. According to Norson Telecom Consulting, approximately 90.0 billion SMS messages were sent in China for the year ended December 31, 2002, and 180.0 billion SMS messages were expected for the year ended December 31, 2003. This market is increasingly shifting towards next generation technologies, with mobile operators upgrading their networks to GPRS and CDMA 1x RTT and users upgrading to next generation handsets that can operate with technologies such as MMS and WAP. The mobile operators, China Mobile and China Unicom, have recognized this opportunity and are collaborating with select service providers, including us, to further develop 2.5G applications and services.

Evolution of Wireless Value-Added Services Market in Japan and Korea

      The evolution of the market for mobile services in China has thus far closely followed the industry development experienced in Japan and Korea. The growth and development of the fixed line telephone market in both of these countries had also slowed due to a maturing market and mobile substitution. As a result, mobile phone usage in Japan outpaced use of fixed line phones in 2000, while Korea’s wireless penetration rate surpassed fixed line penetration in 1999.

      In Japan, NTT DoCoMo, the country’s largest wireless operator, launched its highly successful i-mode service in February 1999 in order to combat declining ARPUs and maintain customer loyalty. NTT DoCoMo’s dominant market position allowed it to promote the growth of wireless data services through its proprietary technology platform. In addition, i-mode’s business model, which included favorable revenue sharing agreements with service providers, encouraged the development of innovative and popular content that capitalized on the distinct cultural characteristics and preferences of Japanese consumers. Japan’s youth are entertainment and technology oriented and view early adoption of new services as a sign of being current and popular. As a result, wireless value-added services flourished in Japan, and according to Pyramid Research, an independent research agency, the revenue generated from such services has grown from $1.2 billion in 1999 to $13.4 billion in 2002, representing a growth rate of 1016.7%. The penetration rate of 2.5G reached 3.7% as of the end of 2002, and NTT DoCoMo became the first mobile operator in the world to offer commercial service based on 3G technology in 2001.

      Similarly in Korea, SK Telecom, the nation’s sole wireless provider until 1996, was able to use its dominant market position to further the growth of wireless data services. In particular, SK Telecom sought to capitalize on the tremendous popularity of the Internet in Korea, which has the world’s highest broadband penetration rate. In 1999, SK Telecom launched its highly successful n.TOP wireless data and Internet service that allows subscribers to access information, send and receive Internet email and effect e-commerce transactions. According to Pyramid Research, the total value of Korea’s wireless value-added services market has grown from $85.3 million in 1999 to $1.1 billion in 2002, representing a growth rate of 1189.6%. According to Pyramid Research, in 2000, SK Telecom launched the world’s first CDMA 1x RTT high speed data network, and as of December 2002, the country’s 2.5G penetration rate reached 34.6%.

      The wireless value-added services market in China is expected to grow in a manner comparable to that in Japan and Korea due to similar consumer behavior patterns, cultural similarities, geographic proximity, and the presence of dominant local operators. Chinese wireless value-added services consumers also tend to be young and early adopters of new technology and most importantly, have shown a willingness to pay for such services. Due to China’s low personal computer, Internet and broadband penetration, as well as distinct consumer behavior and cultural factors, wireless media and entertainment has become an important form of entertainment for Chinese consumers. Japanese and Korean content has also proven to be popular among Chinese consumers, and the availability of such content is expected to further spur demand for wireless value-added services.

Operators’ Wireless Value-Added Services Initiatives in China

      Recognizing the significant potential of wireless value-added services as evidenced by the experiences in Japan and Korea, China Mobile and China Unicom launched service platforms with operational structures similar to that of i-mode. China Mobile was the first to enter the market by introducing a popular trial SMS program in connection with the Sydney Olympic Games in August 2000. This program, which ran for three weeks, created over 100,000 paying mobile data users and SMS traffic of 15.0 million messages (of which we accounted for over 60.0%). China Mobile later established its MonternetTM platform in November 2000. China Unicom started its Uni-Info platform in May 2001. MonternetTM and Uni-Info offer mobile phone users a single access point to order and pay for wireless value-added services.

      From the inception of MonternetTM and Uni-Info, China Mobile and China Unicom have outsourced almost all content and applications for their platforms, meaning that these operators, much like NTT DoCoMo and SK Telecom, rely almost entirely upon third party service providers to drive their network traffic, supply attractive wireless services and increase revenue from their wireless value-added services. In turn, the operators focus on the operation of their networks. For their part, wireless value-added service providers in China rely on the two operators for the network distribution of their content and services, billing and collection, and remittance of revenues. Both operators have established similar fee arrangements which are described under “— Relationships with China Mobile and China Unicom.”

      In late 2002, China Mobile again led the market with its move into the trial of MMS services. In April 2003, China Mobile began charging end-users for MMS services and outsourcing content to 14 designated MMS providers, which included us. Also in April 2003, China Mobile launched a new marketing initiative called M-Zone, which promotes wireless value-added services to younger mobile phone users and is expected to become one of China Mobile’s three major wireless services brands. As part of this initiative, China Mobile users can upgrade their SIM cards to enhanced versions, known as STK cards, that contain popular wireless value-added services embedded in the operational menu of the cards. China Unicom launched WAP services for its CDMA subscribers in the second quarter of 2003. Norson Telecom Consulting estimates that China Mobile and China Unicom have invested in the aggregate approximately RMB$2.2 billion ($265.8 million) during 2001 and 2002 and invested another RMB$2.2 billion ($265.8 million) in 2003 in gateways and network management systems to facilitate the provision of wireless value-added services.

      In addition to their working relationships with third party service providers, China’s mobile operators will likely form closer alliances with handset vendors in order to standardize user friendly access to and functionality for wireless value-added services in all handsets.

Competitive Landscape

      China’s wireless service provider industry is highly fragmented. According to Norson Telecom Consulting, there are more than 800 wireless value-added service providers in China as of November 28, 2003. However, most of the service providers lack the pan-China distribution platform, the product development capability, or the product breadth and depth necessary to compete with the leading nationwide service providers. Norson Telecom Consulting estimates that as of June 30, 2003, only 20.0% of these service providers were turning a profit, 30.0% were breaking even, and the remaining 50.0% struggling for survival.

      There are currently three broad categories of wireless service providers in China:

•	Portal service providers, which have established expertise in Internet content and have subsequently branched into the mobile space. The portals serve as content aggregators offering a variety of wireless value-added services. These national portal operators include Sohu, NetEase, SINA, and Tom.com.

•	Dedicated service providers, whose business focus is to offer a variety of wireless content directly to mobile users. These providers include Linktone, Newpalm and Mtone Wireless.

•	Niche service providers, which focus on a particular market segment or application that often builds on a pre-existing sector competency. These providers include Tencent, Enorbus, and Solute.

      We may also face competition from international wireless service providers.

      As the mobile operators are becoming more selective in choosing their service providers to promote high quality content, ensure high levels of customer service and limit the number of providers with which they have to deal, scale is becoming more important, and we believe the industry will likely experience consolidation with the leading nationwide providers gaining more market share at the expense of smaller local providers. Nationwide providers may also acquire some of their smaller competitors to gain access to local relationships with the mobile operators in China or new product expertise.

WIRELESS TECHNOLOGY STANDARDS IN CHINA

      Several different wireless technology standards have been developed which operate at different frequencies with both analog and digital radio signals. First generation wireless telephone systems employ analog technology, while newer systems employ digital technology. Digital wireless technology, commonly referred to as second generation technology, or 2G, multiplies the number of users that can be served by the same band of spectrum using analog technology. The wireless technologies most relevant in China currently include:

•	Global System for Mobile Communications, or GSM — initially developed in order to facilitate unification and integration of telecommunications within the European Union and has become widespread throughout most Asian countries. GSM technology breaks audio signals into sequential pieces of data of a defined length, places each such piece into an information conduit at specific intervals and then reconstructs the pieces at the end of the conduit. A key component of the GSM system is the SIM card. Data stored on the card identifies the subscriber to the mobile network as well as the service authorized for that subscriber. Since the identity of the subscriber is held on the card, any handset can be used in conjunction with the SIM card.

•	Code Division Multiple Access, or CDMA — is a digital technology standard which has been used in commercial operation by several operators in certain countries such as the U.S. and Korea. Unlike GSM, CDMA technology is a continuous transmission technology which uses a coding system to mix discrete audio signals together during transmission and then separates such signals at the end of transmission.

      Prior to the commercial rollout of third generation, or 3G, networks, 2.5G technology standards have been developed for both the GSM and CDMA technologies to offer higher data transmission speeds, enabling the use of more data intensive products. Current 2.5G wireless technologies include:

•	General Packet-Switched Radio Service, or GPRS — offers faster data transmission with speeds ranging from 56 kilobits per second, or Kbps, to 114 Kbps via a GSM network. GPRS supports a wide range of bandwidths and is particularly suited for sending and receiving small bursts of data, such as e-mail and Web browsing, as well as large volumes of data. GPRS also makes it possible for users to make telephone calls and transmit data simultaneously.

•	CDMA 1x RTT — is an advanced CDMA-based technology which allows transmission of data at speeds of up to 144 Kbps, compared to a maximum of 64 Kbps for second generation CDMA networks.

      3G represents several technology standards developed by The International Telecommunications Union. Third generation technology has been developed for both the GSM standard and CDMA standard, which are W-CDMA and cdma2000, respectively.

      Wireless value-added services can be offered through all of these technology standards and most commonly include:

•	Short Messaging Services, or SMS — a service that enables a user to send and receive text messages comprised of words or numbers or an alphanumeric combination. SMS was created when it was incorporated into the GSM standard.

•	Wireless Application Protocol, or WAP — a software protocol standard that defines a standardized means of transmitting Internet-based content and data to handheld devices such as mobile phones and pagers with secure access to e-mail and text-based Web pages. WAP supports most wireless networks including GSM and CDMA.

•	Multimedia Messaging Services, or MMS — a method of transmitting graphics, video clips, sound files and short text messages over wireless networks using the WAP protocol. MMS, however, is not the same as e-mail in that MMS is based on the concept of multimedia messaging. An MMS message is coded so that the images, sounds and text are displayed in a predetermined order as one singular message. Furthermore, MMS does not support attachments as e-mail does.

•	JAVA — a general programming environment that creates applications for the Internet or any other distributed networks. JAVA applications are intended to be independent of the hardware platform.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position

Elaine La Roche(1)(2)	54	Chairperson of the Board
Jun Wu(3)	32	Director
York Chen(1)(2)(3)	50	Director
Thomas Hubbs(1)	59	Director
Derek Sulger	31	Director
David C. Wang(2)	59	Director
Raymond Lei Yang(3)	46	Chief Executive Officer and Director
Michael Guangxin Li	38	Chief Operating Officer
Mark Begert	31	Chief Financial Officer
Xin Ye	40	Chief Technology Officer

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of nominating committee.

      Elaine La Roche has served on our board since February 2004. She is currently the Chief Executive Officer of Salisbury Pharmacy Group, which is in the business of acquiring, restructuring and operating independent community pharmacies in the Northeastern United States. From February 1998 to June 2000, Ms. La Roche was seconded from Morgan Stanley to serve as the Chief Executive Officer of China International Capital Corporation, a joint venture investment bank in the People’s Republic of China in which Morgan Stanley is a primary shareholder. Prior to that, she worked at Morgan Stanley from May 1978 to February 1998, including as a Managing Director since 1987 where she served in various capacities including as Chief of Staff to the Chairman and President of Morgan Stanley. Ms. La Roche graduated from Georgetown University School of Foreign Service with a degree in International Affairs and from the American University with a Masters of Business Administration in finance.

      Jun Wu has served as a director since April 2001. From November 1999 until April 2003, Mr. Wu was the Chief Executive Officer and a director of Intrinsic Technology, a wireless data software developer in China. Prior to 1999, he was the Chief Systems Architect for Sendit AB, a Swedish-based mobile messaging company until October 1998. Mr. Wu received a first degree in Computer Science from the Imperial College of Science and Technology at the University of London.

      York Chen has served as a director since April 2001. Mr. Chen has been a Partner and Managing Director of the China and Hong Kong operations of Acer Technology Ventures Asia Pacific Ltd., which is the venture capital arm of Acer Group, one of the world’s largest personal computer vendors, since March 2000. Prior to that, he was a Managing Director of Acer Computer International, a subsidiary of Acer Group. He is also a director of our shareholder Intrinsic Technology. Mr. Chen holds a Bachelor of Science degree from the National Taiwan University and a graduate diploma in International Business Management from the International Trade Institute in Taiwan.

      Thomas Hubbs has served on our board since February 2004. He is an Executive Vice President and the Chief Financial Officer of Bytemobile, Inc., a Silicon Valley-based mobile technology company, where he has worked since October 2001. From December 1995 to April 1998 and from October 1998 to August 2001, he worked at InterWave Communications International, Ltd. (Nasdaq: IWAV), a provider of wireless microcellular network equipment, most recently as an Executive Vice President and Chief Financial Officer of the company. From April 1998 to October 1998, he served as the Senior Vice President and Chief Financial

Officer of Walker Interactive Systems, Inc., a client-server/network computing application software developer. He currently serves on the Board of Directors of DisCopy, Inc. and Provista Software International, Inc. Mr. Hubbs graduated from Lehigh University with a Bachelor of Science in Business Administration and received a Masters of Business Administration from the University of Santa Clara.

      Derek Sulger served as a director from April 2001 until November 2002, and has served again as a director since July 2003. Mr. Sulger is one of our founders and he served as Executive Director and Chief Financial Officer of our company from April 2000 through April 2001. From April 2001 through September 2002, he served as Executive Director and Chief Operating Officer of Intrinsic Technology, a company which he also founded. From July 1993 until April 2000, he worked at Goldman Sachs in London and New York, most recently as an Executive Director in the Fixed Income, Currency and Commodities Division. Mr. Sulger graduated cum laude from Harvard University with a Bachelor of Arts degree.

      David C. Wang has served on our board since February 2004. Since November 2002, he has worked as the President of Boeing China where he leads Boeing’s growth and localization in the region. Prior to joining Boeing, he worked at General Electric for more than 20 years, most recently as Chairman and Chief Executive Officer of General Electric China and as a member of the corporate business development group. Mr. Wang graduated magna cum laude from St. Louis University with a Bachelor of Science degree in Electrical Engineering and holds a Master of Science degree in Electrical Engineering from the University of Missouri.

      Raymond Lei Yang has served as our Chief Executive Officer and a director since March 2003. From June 2001 until November 2002 and from April 1999 until June 2001, he was an Executive Vice President and Chairman of the Board, and Chief Executive Officer, respectively, of Rivalwatch, Inc., a California-based Internet company. Prior to that, he worked as the Chief Executive Officer of Saratoga Technology International, a software distributor and technology company in China. He has a Bachelor of Engineering degree from Tsinghua University and a Masters of Engineering degree from the Electronic Power Research Institute.

      Michael Guangxin Li has served as our Chief Operating Officer since April 2003. From August 2000 until February 2003, he was Senior Vice President of Operations and Strategy at Newpalm (China) Information Technology Co., Ltd., a wireless value-added service provider in China. Prior to that, he worked as an associate at Mercer Management Consulting, a corporate strategy and operations consulting firm, from August 1999 to August 2000 and as a sales manager and director at IBM in China from August 1991 to October 1997. Mr. Li graduated from Beijing University with a degree in Mechanical Engineering and from the Wharton School, University of Pennsylvania, with a Masters of Business Administration.

      Mark Begert has served as our Chief Financial Officer since April 2001 when our affiliated business division, which focused on wireless data software, was spun-off to a newly established holding company, Intrinsic Technology. Previously, he managed the corporate finance, investor relations and corporate communications departments of Intrinsic Technology from May 2000 to April 2001. From June 1994 until May 2000, Mr. Begert was a Vice President and manager in the fixed income capital markets group of Merrill Lynch. Mr. Begert graduated cum laude from Harvard University with a Bachelor of Arts degree.

      Xin Ye has served as our Chief Technology Officer since December 2003. From January 2002 until November 2003, Mr. Ye was Chief Technology Officer at Censoft, Microsoft’s first joint venture in China, where he developed Web-based and wireless product platforms for enterprise service providers. From May 2000 until June 2001, Mr. Ye served as Chief Technology Officer for Sohu, a national Internet portal in China, which is listed on Nasdaq, where he was responsible for managing the technology group. Prior to working for Sohu, he worked with MARIMBA, a U.S.-based software vendor. Mr. Ye has a Bachelor of Science degree in Computer Engineering from Tsinghua University and a Masters of Science degree in Computer Science from Marquette University.

      The address of our current executive officers and directors is c/o Linktone Ltd., Harbour Ring Plaza, 6th Floor, 18 Xizang Zhong Road, Shanghai, 200001 People’s Republic of China.

Employment Agreements

      We have entered into employment, invention assignment and confidentiality and non-compete agreements with each of our executive officers. Other than remuneration terms, the terms of these agreements with Messrs. Yang, Li and Begert are substantially similar to each other.

Employment and Related Agreements with Raymond Lei Yang, Michael Guangxin Li and Mark Begert

      These employment agreements provide that our obligations to compensate each officer will terminate if that officer resigns other than for a good reason or is discharged by us for cause or gross negligence, as determined by a majority of our board of directors. However, if an officer is terminated without cause or resigns for good reason, we are obligated to provide severance benefits to that officer. The term “cause” includes actions by the officer involving:

•	dishonesty,

•	fraud,

•	breach of trust,

•	physical harm to any person,

•	breach of the employment agreement or

•	other similar conduct.

      The term “good reason” includes:

•	changes in the officer’s position which materially reduce his level of responsibilities, duties or stature,

•	a reduction in the officer’s compensation or

•	relocation of the officer’s principal place of employment by more than 50 miles.

      In the case of Raymond Lei Yang, the severance benefits include a payment by us equal to his then-current monthly rate of compensation, multiplied by three plus the number of years he has been employed by us as of the termination date. In the case of Michael Guangxin Li and Mark Begert, the severance benefits include a payment by us equal to their then current respective monthly rate of compensation, multiplied by three. The executive officers are also entitled to exercise their stock options which have vested at the time of the termination without cause or resignation for good reason, and to health benefits, in each case for a period of six months thereafter.

      In addition, if a change of control occurs with respect to our company and an officer is terminated without cause or resigns for good reason prior to the date on which two out of three of IP Fund One, L.P. (a current shareholder), Jun Wu (one of our directors and a current shareholder) and Lunar Occidental Group (a former shareholder) certify our audited accounts for the first complete fiscal year following the change in control, then we will be obligated to pay severance benefits in an amount equal to the greater of six times the then current monthly compensation of the officer, or 12 months’ salary. This severance amount will be reduced by any compensation paid to the officer between the change in control and the termination or resignation date.

      The employment agreements also provide for the grant of options, upon the satisfaction of specified performance criteria, to Messrs. Yang, Li and Begert to acquire 2,285,000, 3,427,600 and 2,250,000 of our ordinary shares, respectively, at an exercise price of $0.05 per share. In November 2003, our board of directors removed the performance criteria relating to those options. These options vest over a period of four years, but will automatically fully vest upon a change of control.

      Under the invention assignment and confidentiality agreements, each officer agrees, among other things, to assign all rights in company-related inventions to us, and to keep our proprietary information confidential. The non-compete agreements prohibit each officer from being employed by, or participating in any manner in the management or operation of, any business that is or may reasonably become our competitor for a period of 12 months after termination of employment for any reason.

Employment and Related Agreements with Xin Ye

      Our employment agreement with Xin Ye provides that if Mr. Ye is terminated without cause or by reason of a constructive termination, we will pay him three months of his annual base salary and benefits and will offer him the opportunity to exercise any vested stock options for a period of three months from the date of termination. The term “constructive termination” includes a request by our company to relocate more than 100 miles from our current location or there is a material adverse change in Mr. Ye’s position causing such position to be of less stature or of less responsibility than chief technology officer, in each case if Mr. Ye terminates his employment within 90 days of such event.

      The employment agreement also provides for the grant of options to acquire 1,200,000 of our ordinary shares at an exercise price of $0.76 per share. These options vest over a period of four years.

      Under a proprietary rights and information agreement, Mr. Ye agrees, among other things, to assign all rights in company-related inventions to us, and to keep our proprietary information confidential. This agreement also prohibits Mr. Ye from directly or indirectly engaging, for a period of one year after termination of employment for any reason, in the development, marketing or distribution of wireless media, entertainment and communication services in China in three major categories: personalized media, games and entertainment, and information and communication.

Board of Directors and Board Committees

      Our board of directors consists of seven members. We expect that all current directors will continue to serve after this offering. There are no family relationships between any of our executive officers and directors. Jun Wu, Derek Sulger and York Chen were each appointed to our board pursuant to rights granted in our articles of association in effect prior to the closing of this offering to certain of our shareholders, namely our founders acting together as a group and IP Fund One L.P., respectively. Raymond Lei Yang, as our current chief executive officer, was also appointed to our board in accordance with the provisions of our articles of association in effect prior to the closing of this offering. In addition, our shareholder, Cresciendo Investments Limited, has a right to appoint a board member but is not currently exercising that right. Upon the closing of this offering, our memorandum and articles of association will be amended and restated, and the foregoing board appointment provisions will be eliminated at that time.

      Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The members of the audit committee are York Chen, Thomas Hubbs and Elaine LaRoche.

      The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The members of our compensation committee are York Chen, Elaine La Roche and David C. Wang. No interlocking relationships exist between our board of directors or compensation committee and the board of directors or compensation committee of any other company. There have previously been interlocking relationships between our compensation committee and the compensation committee of Intrinsic Technology which spun-off our company in April 2001. Specifically, Jun Wu, York Chen, and at various times either Derek Sulger or Patrick Benzie, have served on the compensation committees of both companies from the date of the spin-off until January 2004. In addition, Jun Wu, Derek Sulger and Patrick Benzie served as officers of Intrinsic Technology from November 1999 until April 2003, from April 2000 until August 2002, and from March 2000 until September 2002, respectively.

      The nominating committee of the board of directors monitors the size and composition of the board and considers and makes recommendations to the board with respect to the nomination or election of directors. The members of the nominating committee are York Chen, Raymond Lei Yang and Jun Wu.

Duties of Directors

      Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

      All of our current directors will hold office until the next annual general meeting of shareholders or until their successors have been duly elected and qualified. Thereafter, our directors will be elected as described under the heading “Description of Share Capital — Directors — Classes of Directors.” Officers are elected by and serve at the discretion of the Board of Directors.

Compensation of Directors and Executive Officers; Government-Mandated Benefits

      We have never paid any compensation to our non-executive directors. For 2003, compensation paid to our executive officers was as follows:

	Annual Compensation
			Ordinary Shares		All Other
Name	Salary	Bonus	Underlying Options		Compensation

Raymond Lei Yang	$112,500	—	9,140,300	(1)	$17,000	(2)

Michael Guangxin Li	93,750	—	7,997,800	(1)	17,000	(2)

Mark Begert	95,000	—	2,250,000	(1)	22,000	(2)

Xin Ye	8,333	—	1,200,000	(3)	3,667	(2)

(1)	These options have an exercise price of $0.05 and expire on April 1, 2013.
(2)	Consists of expenses paid to the executive officer for housing allowance, relocation expenses, transportation and education expenses.
(3)	These options have an exercise price of $0.76 and expire on November 1, 2013.

      As discussed in more detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-based Compensation,” we incur non-cash stock-based compensation expense to the extent that the fair market value of the stock underlying an option as of the date of measurement exceeds the exercise price of the options granted. Deferred stock-based compensation is amortized on a straight-line basis and charged as a component of general and administrative expense over the vesting period of the underlying options. At December 31, 2003, we had approximately $5.8 million of deferred stock-based compensation, which will be fully amortized by April 2007.

      Full-time employees of our company and our subsidiaries in China also participate in a government-mandated multi-employer defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance and other welfare benefits are provided to those employees. The total provision for such employee benefits, corresponding to the full amount of our company’s obligation in connection therewith, was $0.2 million, $0.2 million and $0.2 million for 2001, 2002 and 2003, respectively.

Advisory Board

      We have formed an advisory board to provide consultation and advisory services in connection with our business development, including areas related to strategic partnership, marketing and finance. The advisory board is composed of the following individuals:

Name	Experience

Patrick Benzie (Chairman and Senior Advisor)	Co-founder of our company and serves as Managing Director of the Lunar Group, an investment fund. Prior to that, he served as Chief Strategy Officer of our company and its predecessor, Intrinsic Technology, and also worked in the Asset Investment Group at Nomura Securities in London.

Peter L. Briger, Jr.	Principal and a member of the Management Committee of Fortress Investments, an asset management firm. Prior to that, he was a partner at Goldman Sachs & Co. where he was the co-head of Asian Distressed Debt, Asian Real Estate and the GS Global Opportunities (Asia) Fund LLC. In addition, he was a member of the Global Control and Compliance, Asian Management and Japan Executive committees of Goldman Sachs & Co.

Francis Campeau	Has served as the Managing Director of a major Asian financial institution in the areas of convertible securities, credit and fixed income strategies.

Goran Malm	Member of the board of directors of, among other companies, Samsung Electronics, Eastern Pacific Circuits, a circuit board manufacturer, and Keppel T&T, a telecommunications and shipping company. Previously, he was the President for the Asia-Pacific region of Dell Computer, the President of General Electric Asia-Pacific and the President and Chief Executive Officer of General Electric Medical Systems Asia.

Percy Marchant	Managing Director of an internal hedge fund in a global financial institution for more than ten years in London. Previously, he practiced law.

Tim McAdam	General Partner of Trinity Ventures, an investment fund. Previously, he worked as Vice President at GTCR Golder Rauner, a private equity fund, where he led investments in the information technology services, communications, logistics and outsourcing industries.

      The initial term of each member of the advisory board is one year. We believe that the particular knowledge and expertise of each member of the advisory board will be a valuable contribution to our growth and future success.

Limitation on Liability and Other Indemnification Matters

      Cayman Islands law and our amended and restated articles of association, which will become effective upon the closing of this offering, provide that we may indemnify our directors, officers, advisors and trustee acting in relation to any of our affairs against actions, proceedings, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers, advisors and trustee. Under our amended and restated articles of association, indemnification is not available, however, if those events were incurred or sustained by or through their own willful neglect or default.

      We have entered into indemnification agreements with each of our directors and executive officers under which we agree to indemnify each of them to the fullest extent permitted by Cayman Islands law, our articles of association and other applicable law, from and against all expenses and liabilities arising from any proceeding, to which the indemnitee is or was a party, witness or other participant. Upon the written request by a director or officer, we will, within 30 days after receipt of the request, advance funds for the payment of expenses, unless there has been a final determination that the director or officer is not entitled to indemnification for these expenses.

      We have also agreed to provide up to $75,000 of legal assistance to Michael Guangxin Li, our Chief Operating Officer, to cover bona fide legal costs, court fees or judgments for suits which may arise relating to an employment agreement previously entered into between Mr. Li and his prior employer. An action was filed against Mr. Li by his former employer in April 2003 but withdrawn in September 2003, as described in “Related Party Transactions.”

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

      There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer, except as provided above.

Summary of Stock Plans

     2003 Stock Incentive Plan

      Our board of directors and shareholders adopted our 2003 Plan in November 2003. Under the 2003 Plan, we may grant awards (as defined below), including incentive stock options (also known as ISOs) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, to qualifying plan participants who are located in the U.S. or who are U.S. taxpayers. Our board of directors has authorized the issuance of an aggregate of up to 9,610,000 of our ordinary shares under the 2003 Plan. A general description of the terms of the 2003 Plan is set forth below.

      Types of Awards. Awards that can be granted under the 2003 Plan consist of:

•	our ordinary shares,

•	options to purchase our ordinary shares,

•	dividend equivalent rights, the value of which is measured by the dividends paid with respect to our ordinary shares,

•	stock appreciation rights the value of which is measured by appreciation in the value of our ordinary shares, and

•	any other securities the value of which is derived from the value of our ordinary shares and which can be settled for cash, our ordinary shares or other securities or a combination of cash, our ordinary shares or other securities.

      Plan Administration. Our board currently administers the 2003 Plan, and may designate a committee to administer it in the future.

      Eligibility. Under the 2003 Plan, awards may be issued to employees, directors or consultants of our company or our subsidiaries, although ISOs may only be issued to our employees or the employees of our subsidiaries.

      Acceleration of Awards upon Corporate Transactions or Changes in Control. The 2003 Plan provides for acceleration of awards upon the occurrence of specified corporate transactions or changes in control. In the event of certain corporate transactions, including specified types of reorganizations and acquisition transactions, each outstanding award granted under the 2003 Plan will automatically become fully vested and exercisable and be released from any restrictions on transfer (other than transfer restrictions applicable to the award) and repurchase or forfeiture rights immediately prior to the specified effective date of the corporate transaction, unless the award is assumed by the successor company or its parent company in connection with the corporate transaction. Upon consummation of the corporate transaction, each outstanding award will be terminated unless the award is assumed by the successor company or its parent company. Assumed options automatically become fully vested and exercisable if the grantee is terminated by the successor company without cause within 12 months of the corporate transaction.

      In the event of a change in control of our company (other than a change in control which is also a specified corporate transaction described in the paragraph above), and upon the termination of the continuous service of a grantee without cause by us or our related parties (including our subsidiaries or other entities in which we or our subsidiaries hold a substantial ownership interest) within 12 months after such change in control, the grantee’s awards will become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value).

      Evergreen Provision. The 2003 Plan includes a mechanism for an automatic annual increase in the number of ordinary shares available under the plan equal to the lesser of 2.5% of the total shares outstanding or 15,175,000 ordinary shares. This mechanism is known as an “evergreen provision.”

      Awards. Awards under the 2003 Plan are evidenced by an award agreement which contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement (by reason of death, disability, retirement or otherwise) as have been determined by our board. In addition, in the case of stock options the award agreement also specifies whether the option constitutes an ISO or a non-qualified stock option (also known as NQSOs) and may, but need not, include a provision whereby a grantee at any time during his or her employment with us may exercise any part or all of the award prior to full vesting of the award.

      Exercise Price and Term of Stock Options. An option may be exercised when a holder delivers a written notice of such exercise to us. The option price to exercise the option for our ordinary shares must be paid at the time of exercise in full by cash, check or whole ordinary shares with a fair market value at least equal to the option price (or in another appropriate manner approved by us, such as in a combination of cash and whole ordinary shares or by cashless exercise of options through a broker-dealer).

      Under the 2003 Plan, the exercise price for the options is specified in the award agreement for those options. In any event, the exercise price of ISOs cannot be less than the fair market value of our ordinary shares on the date of grant. However, in the case of an ISO granted to a grantee, who, at the time the ISO was granted, owned stock possessing more than 10.0% of the combined voting power of all classes of our share capital, the option price may not be less than 110.0% of the fair market value of our ordinary shares on the date of grant of such ISO. To the extent that the aggregate fair market value of our ordinary shares subject to options granted as ISOs under the 2003 Plan which become exercisable for the first time by a recipient during any calendar year exceeds $100,000, then options represented by ordinary shares in excess of the $100,000 limitation shall be treated as NQSOs.

      The exercise price for NQSOs is determined by the administrator of the 2003 Plan.

      The term of all ISOs and NQSOs will be stated in the applicable award agreement. The term of an ISO cannot exceed 10 years. In addition, the term of an ISO granted to a person, who, at the time of grant, owns stock possessing more than 10.0% of the combined voting power of all classes of our share capital, is limited to five years from the date of the grant of the award.

      Our First Right of Refusal. Holders of our ordinary shares issued upon the exercise of options are obligated to first offer our company the right to purchase those ordinary shares before selling, hypothecating, encumbering or otherwise transferring any of such ordinary shares. Our first right of refusal will terminate upon the closing of this offering.

      Termination of Service. The period following the termination of a grantee’s employment with us during which the grantee can exercise his or her option, if any, will be provided in the award agreement, and it cannot end later than the last day of the original term of the award. Any ISO granted under the 2003 Plan, if not exercised within the time period provided by law for the exercise of ISOs following the termination of a grantee’s employment with us, shall automatically convert to a NQSO thereafter.

      Amendment or Termination of 2003 Plan. Under the 2003 Plan, our board may at any time terminate, suspend, or amend the 2003 Plan in any respect, except that no termination, suspension or amendment will be effective without shareholder approval if such approval is required to comply with any law, regulation or stock exchange rule and no such change may adversely affect any award previously granted without the written consent of the recipient. The 2003 Plan will expire on the tenth anniversary of the date that it was approved by the shareholders.

     2000-1 Employee Stock Option Scheme

      In November 2003, our board of directors approved the 2000-1 Scheme which governs all of our stock option grants outstanding as of that date for an aggregate of 29,991,700 ordinary shares. It is anticipated that all future stock incentive awards will be granted pursuant to the 2003 Plan or any other plan which is adopted from time to time. The 2000-1 Scheme is substantially identical to the 2003 Plan in all material aspects, except for the following:

      Awards. Awards granted under the 2000-1 Scheme consist only of options for our ordinary shares.

      Evergreen Provision. The 2000-1 Scheme does not contain an evergreen provision as described above.

      Exercise Price. NQSOs granted pursuant to the 2000-1 Scheme can have an exercise price of no less than 85% of the fair market value of our ordinary shares on the date of grant.

      Acceleration of Awards upon Corporate Transactions or Changes in Control. The 2000-1 Scheme’s provision for acceleration of the vesting of awards upon the occurrence of specific significant corporate transactions does not depend on whether the options are assumed by the successor company or its parent company. In addition, the vesting of awards will accelerate in the event of a change in control of our company whether or not the grantee’s continuous service is terminated without cause by us or our related parties within 12 months after such change in control.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth information with respect to beneficial ownership of our ordinary shares as of February 13, 2004, and as adjusted to reflect the sale of ADSs offered by us in this offering, for each person known by us to beneficially own 5% or more of our ordinary shares, all of our executive officers and directors individually and as a group, and each other selling shareholder who will participate in this offering.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Shares beneficially owned includes ownership of shares of convertible preferred stock. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons that are exercisable within 60 days of February 13, 2004, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 198,629,200 ordinary shares outstanding as of February 13, 2004, which assumes the conversion of the Series A, B, C, D and E preferred shares, and 250,129,200 ordinary shares outstanding after completion of this offering. The percentages shown with respect to the shares being sold in this offering are based on a total of 9,100,000 ordinary shares to be sold by all selling shareholders named below (assuming no exercise of the over-allotment option).

			Shares being sold		Shares beneficially
			in this offering		owned after offering

			(assuming no exercise of		(assuming no exercise of
	Shares beneficially		the over-allotment		the over-allotment
	owned prior to offering		option)		option)

Name	Number	Percent	Number	Percent	Number	Percent

5% and above Shareholders
Merry Asia Limited/Jun Wu(1)	36,287,083	18.3%	1,795,601	19.7%	34,491,482	13.8%
LiTech Digital Limited Room 1001, 10/F Admiralty Centre Tower 1 18 Harcourt Road, Hong Kong(2)	15,500,000	7.8%	772,677	8.5%	14,727,323	5.9%
People Holdings Limited P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands(3)	14,937,083	7.5%	731,301	8.0%	14,205,782	5.7%
Lunar Group Ketchum Partners I LLC(4)	16,307,983	8.2%	782,193	8.6%	15,525,790	6.2%
Lunar Group Stokenchurch Partners I LLC/Derek Sulger(5)	16,307,983	8.2%	680,125	7.5%	15,627,858	6.2%
IP Fund One, L.P./York Chen Ugland House, P.O. Box 309 George Town, Grand Cayman Cayman Islands, British West Indies(6)	17,645,900	8.9%	881,444	9.7%	16,764,456	6.7%
Cresciendo Investments Limited Suite 450, 4th Fl. Barkly Wharf East Le Caudan Waterfront Port Louis, Mauritius(7)	10,157,000	5.1%	506,328	5.6%	9,650,672	3.9%
Instrinsic Technology (Holdings) Ltd. Harbour Ring Plaza, 6th Floor, 18 Xi Zang Zhong Road, Shanghai, 200001 People’s Republic of China(8)	24,520,300	12.3%	1,222,340	13.4%	23,297,960	9.3%

			Shares being sold		Shares beneficially
			in this offering		owned after offering

			(assuming no exercise of		(assuming no exercise of
	Shares beneficially		the over-allotment		the over-allotment
	owned prior to offering		option)		option)

Name	Number	Percent	Number	Percent	Number	Percent

Executive Officers and Directors(9)
Raymond Lei Yang(10)	2,285,075	1.2%	—	—	2,285,075	*
Michael Guangxin Li(11)	1,999,450	1.0%	—	—	1,999,450	*
Mark Begert(12)	5,514,650	2.8%	—	—	5,514,650	2.2%
Xin Ye	—	—	—	—	—	—
Elaine La Roche	—	—	—	—	—	—
Thomas Hubbs	—	—	—	—	—	—
David C. Wang	—	—	—	—	—	—
York Chen(6)	—	—	—	—	—	—
All current directors and executive officers as a group (10 persons)(13)	80,040,141	40.3%	3,357,170	36.9%	76,682,971	30.7%

Other Selling Shareholders

					Shares beneficially
			Shares being sold in		owned after this
	Shares beneficially		this offering (assuming		offering (assuming no
	owned prior		no exercise of the		exercise of the over-
	to offering		over-allotment option)		allotment option)

Name	Number	Percent	Number	Percent	Number	Percent

Nathaniel Ahrens	144,100	*	7,183	*	136,917	*
Michael Amato	66,100	*	3,295	*	62,805	*
Atlantic Portfolio Management Ltd.	330,700	*	16,485	*	314,215	*
George Benzie	175,000	*	8,724	*	166,276	*
Larry Benzie	175,000	*	8,724	*	166,276	*
Peter Briger	1,102,300	*	54,950	*	1,047,350	*
Anthony Cacioppo	88,200	*	4,397	*	83,803	*
Cassia Finance Investment Incorporated	1,840,000	*	91,724	1.0%	1,748,276	*
Derek Chang	200,000	*	9,970	*	190,030	*
Thomas Chang	661,400	*	32,971	*	628,429	*
Tim Chang	355,500	*	17,722	*	337,778	*
Carlos Cordeiro	2,204,600	1.1%	109,900	1.2%	2,094,700	*
Andrew R. Dale	126,900	*	6,326	*	120,574	*
Charles E Davis IV	253,800	*	12,652	*	241,148	*
John Erhard	59,500	*	2,966	*	56,534	*
Greenacre Ventures Ltd.	1,769,100	*	88,190	*	1,680,910	*
Noreen Harrington	881,800	*	43,958	*	837,842	*
Ankai Hu	2,100,000	1.1%	104,685	1.2%	1,995,315	*
Icon Ventures Asia Ltd.	3,306,900	1.7%	164,849	1.8%	3,142,051	1.3%
Index Corporation	5,078,500	2.6%	253,164	2.8%	4,825,336	1.9%
Mike Jepsen	253,800	*	12,652	*	241,148	*
John Jessop	264,600	*	13,190	*	251,410	*
Thomas F. Jessop Jr.	88,200	*	4,397	*	83,803	*
Thomas Jessop Sr.	66,100	*	3,295	*	62,805	*
Jason Kushner	88,200	*	4,397	*	83,803	*
Tim McAdam	176,400	*	7,000	*	169,400	*
Mitsubishi Corporation	5,078,500	2.6%	253,164	2.8%	4,825,336	1.9%
Zain Naqi	330,700	*	16,485	*	314,215	*
Kipp Nelson	2,204,600	1.1%	109,900	1.2%	2,094,700	*
Mike Novogratz	881,800	*	43,958	*	837,842	*
Oshen International Ltd.	507,600	*	25,304	*	482,296	*
Richard Patton	66,100	*	3,295	*	62,805	*
Robert Patton	220,500	*	10,992	*	209,508	*
Royal Bank of Canada, Trustees Limited	264,600	*	13,190	*	251,410	*
Sinotop International Ltd.	500,000	*	24,925	*	475,075	*
Francis Xavier Sulger	75,000	*	3,739	*	71,261	*

					Shares beneficially
			Shares being sold in		owned after this
	Shares beneficially		this offering (assuming		offering (assuming no
	owned prior		no exercise of the		exercise of the over-
	to offering		over-allotment option)		allotment option)

Name	Number	Percent	Number	Percent	Number	Percent

Helga Nelsen Sulger	325,000	*	16,201	*	308,799	*
Justin Deering Sulger	470,600	*	23,459	*	447,141	*
Steven Tazza	264,600	*	13,190	*	251,410	*
Danny Yee	1,653,400	*	82,422	*	1,570,978	*

*	Less than 1.0%

(1)	Merry Asia Limited is a British Virgin Islands company which is 100% owned by one of our directors, Jun Wu. Prior to November 2003, Mr. Wu held these shares directly. Its address is c/o Jun Wu, Harbour Ring Plaza, 6th Floor, 18 Xizang Zhong Road, Shanghai, 200001 People’s Republic of China. Includes stock options to acquire an aggregate of 267,083 ordinary shares which are exercisable within 60 days of February 13, 2004. The options have the following features: (i) 90,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2010 and (ii) 177,083 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2011.

(2)	LiTech Digital Limited is controlled by Zili Shao pursuant to a trust arrangement with Jun Shao and Xiaoli Shao. Prior to December 2003, these shares were held directly by Xiaoli Shao.

(3)	People Holdings Limited is 100% owned by Haichao Joseph Lee. Prior to November 2003, Mr. Lee held these shares directly. Includes stock options to acquire an aggregate of 267,083 ordinary shares which are exercisable within 60 days of February 13, 2004. The options have the following features: (i) 90,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2010 and (ii) 177,083 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2011.

(4)	Lunar Group Ketchum Partners I LLC is a Delaware limited liability company in which Patrick Benzie, one of our former directors, is the sole member. Lunar Group Ketchum Partners I LLC directly owns 15,690,900 ordinary shares and has a power of attorney over an additional 350,000 ordinary shares owned by family members and associates of Mr. Benzie that gives Mr. Benzie the power to direct or cause the direction of the management and policies of the beneficial owners of those shares in ordinary relation to their shareholding in our company. All of these shares were originally held by Lunar Occidental Group LLC until they were transferred to Patrick Benzie in January 2003, who in turn transferred them to Lunar Group Ketchum Partners I LLC and to his family members and associates as set forth above in January 2003. Also, includes stock options to acquire an aggregate of 267,083 ordinary shares which are exercisable within 60 days of February 13, 2004. The options have the following features: (i) 90,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2010 and (ii) 177,083 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2011. Lunar Group Ketchum Partners I LLC’s address is c/o Patrick Benzie, Harbour Ring Plaza, 6th Floor, 18 Xizang Zhong Road, Shanghai, 200001 People’s Republic of China.

(5)	Lunar Group Stokenchurch Partners I LLC is a Delaware limited liability company in which Derek Sulger, one of our current directors, is the sole member. Lunar Group Stokenchurch Partners I LLC directly owns 13,743,400 ordinary shares and has a power of attorney over an additional 2,297,500 ordinary shares owned by family members and associates of Mr. Sulger that gives Mr. Sulger the power to direct or cause the direction of the management and policies of the beneficial owners of those ordinary shares in relation to their shareholding in our company. All of these shares were originally held by Lunar Occidental Group LLC until they were transferred to Derek Sulger in January 2003, who in turn transferred them to Lunar Group Stokenchurch Partners I LLC and to his family members and associates as set forth above in January 2003. Also, includes stock options to acquire an aggregate of 267,083 ordinary shares which are exercisable within 60 days of February 13, 2004. The options have the following features: (i) 90,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2010 and (ii) 177,083 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2011. Lunar Group Stokenchurch Partners I LLC’s address is c/o Derek Sulger, Harbour Ring Plaza, 6th Floor, 18 Xizang Zhong Road, Shanghai, 200001 People’s Republic of China.

(6)	IP Fund One, L.P. is an investment partnership managed by Acer Technology Ventures Asia Pacific, Ltd., which is controlled by William Lu, Richard Chang and York Chen, one of our directors. Mr. Chen has an interest in this fund but disclaims beneficial ownership of these shares in our company.

(7)	Cresciendo Investments Limited is wholly owned by Ellensburg Holding Pte. Ltd., which is wholly owned by Singapore Technologies Pte. Ltd. Singapore Technologies Pte. Ltd. is wholly owned by Temasek Holdings Ltd., which is wholly owned by the Singapore government. Prior to November 2003, these shares were held directly by Hong Lim Investments Pte. Ltd.

(8)	The major shareholders of Intrinsic Technology (Holdings) Ltd. are AsiaInfo, a publicly listed company, Jun Wu, one of our directors, Lunar Group Ketchum Partners I LLC, Lunar Group Stokenchurch Partners I LLC, Haichao Joseph Lee and LiTech Digital Limited.

(9)	The address of our current executive officers and directors is c/o Linktone Ltd., Harbour Ring Plaza, 6th Floor, 18 Xizang Zhong Road, Shanghai, 200001 People’s Republic of China.

(10)	Represents stock options to acquire ordinary shares which are exercisable within 60 days of February 13, 2004. The options have an exercise price of $0.05 and an expiration date of April 1, 2013.

(11)	Represents stock options to acquire ordinary shares which are exercisable within 60 days of February 13, 2004. The options have an exercise price of $0.05 and an expiration date of April 1, 2013.

(12)	Includes stock options to acquire an aggregate of 5,073,750 ordinary shares which are exercisable within 60 days of February 13, 2004. The options have the following features: (i) 75,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2010, (ii) 165,254 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2011, (iii) 1,070,996 of the options have an exercise price of $0.072 per ordinary share and an expiration date of March 1, 2011, (iv) 3,200,000 of the options have an exercise price of $0.05 per ordinary share and an expiration date of January 1, 2012, and (v) 562,500 of the options have an exercise price of $0.05 per ordinary share and an expiration date of April 1, 2013.

(13)	This amount also includes 9,892,441 ordinary shares subject to stock options currently exercisable or exercisable within 60 days of February 13, 2004 and the amounts held by Merry Asia Limited, which is controlled by Jun Wu, a director of our company, by Lunar Group Stokenchurch Partners I LLC which is controlled by Derek Sulger, a director of our company, and by IP Fund One, L.P. in which York Chen, a director of our company, has an interest. Mr. Chen disclaims beneficial ownership of the shares in our company held by IP Fund One, L.P.

      Except for Nathaniel Ahrens, George Benzie, Larry Benzie, Cassia Finance Investment Incorporated, Tim Chang, Noreen Harrington, Index Corporation, Mike Jepsen, Lunar Ketchum Partners I LLC, Lunar Group Stokenchurch Partners I LLC, Oshen International Ltd. and Steven Tazza, all of the selling shareholders named in the table above have agreed to sell an additional 400,000 ADSs to the underwriters if the underwriters exercise their over-allotment option.

      Our major shareholders do not have different voting rights. The selling shareholders named above acquired their ordinary shares (or preferred shares which were subsequently converted into ordinary shares concurrently with this offering) in offerings which were exempt from registration under the U.S. Securities Act of 1933 because they involved either private placements or offshore sales to non-U.S. persons.

      To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

      To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

      As at February 13, 2004, there were 110 holders of our ordinary shares and preferred shares. Of these holders, 47 reside in the United States.

RELATED PARTY TRANSACTIONS

Stock Option Grants

      We have granted options to purchase an aggregate of 29,991,700 of our ordinary shares under the 2000-1 Scheme all of which were granted to our employees and employees of Intrinsic Technology, which formed a part of our company prior to spin-off in April 2001. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Corporate Structure” and Note 1 to our consolidated financial statements. The following table summarizes the option grants made under our 2000-1 Scheme to our current senior executive officers and our other employees as a group as of December 31, 2003.

	Ordinary shares
	underlying	Exercise		Date of
	options granted(1)	price	Date of grant	expiration

Jun Wu	90,000	$0.0985	June 1, 2000	June 1, 2010
Derek Sulger	90,000	$0.0985	June 1, 2000	June 1, 2010
Mark Begert	90,000	$0.0985	June 1, 2000	June 1, 2010
Mark Begert	1,389,400	$0.072	March 1, 2001	March 1, 2011
Jun Wu	250,000	$0.0985	June 1, 2001	June 1, 2011
Derek Sulger	250,000	$0.0985	June 1, 2001	June 1, 2011
Mark Begert	233,300	$0.0985	June 1, 2001	June 1, 2011
Mark Begert	3,200,000	$0.05	January 1, 2002	January 1, 2012
Mark Begert	2,250,000	$0.05	April 1, 2003	April 1, 2013
Raymond Lei Yang	9,140,300	$0.05	April 1, 2003	April 1, 2013
Michael Guangxin Li	7,997,800	$0.05	April 1, 2003	April 1, 2013
Other employees as a group	5,010,900	$0.0985 to $0.072	June 1, 2000 to January 1, 2002	June 1, 2010 to January 1, 2012

Total	29,991,700

(1)	Includes employees of Intrinsic Technology.

      Our board of directors has authorized the issuance of an aggregate of up to 9,610,000 ordinary shares under the 2003 Plan, of which 8,160,000 have been granted. The 2003 Plan provides for an automatic annual increase in the number of ordinary shares available for issuance under the plan equal to the lesser of 2.5% of the total shares outstanding or 15,175,000 ordinary shares. The term of these options is ten years.

      The following table summarizes the option grants made under our 2003 Plan to Xin Ye, our chief technology officer, and other employees as a group as of December 31, 2003.

	Ordinary
	shares
	underlying	Exercise		Date of
	options granted	price	Date of grant	expiration

Xin Ye	1,200,000	$0.76	Nov. 18, 2003	Nov. 1, 2013
Other employees as a group	750,000	$0.76	Nov. 18, 2003	Nov. 1, 2013

Total	1,950,000

      On January 6, 2004, we also granted options for an aggregate of 6,210,000 ordinary shares at an exercise price of $1.10 per share to certain of our employees. These options will expire on January 6, 2014.

Private Placements

      In April 2001, we sold a total of 245,203 Series C preferred shares to Intrinsic Technology at a price of $8.16 per share.

      In July 2001, we sold a total of 101,570 Series D preferred shares to Mitsubishi Corporation and Index Corp. at a price of $8.16 per share.

      In November 2001, we sold a total of 101,570 Series E preferred shares to Hong Lim Investments Pte. Ltd. at a price of $9.85 per share.

License and Service Arrangements with Intrinsic Technology

      In May 2001, Intrinsic Technology granted us a license to use its wireless services-related software, and we engaged Intrinsic Technology as our exclusive provider of maintenance and support services for that software. We paid Intrinsic Technology RMB1.0 million ($0.1 million) under these agreements, which expired in May 2002.

Licensing and Localization Agreement with Index Corp.

      In August 2003, Index Corp., one of our shareholders, granted us an exclusive license to localize software for the games Legend of Ninja, Star Diver and Magical Shooting for the Chinese market. We pay Index Corp. royalties equal to 50.0% of our after-tax revenue attributable to these games that are compatible with the JAVA environment and 40.0% of our after-tax revenue attributable to games that are pre-installed on mobile phones. This agreement has a term of one year and is automatically renewable year to year unless otherwise terminated by either party.

Cooperation Agreement with Mitsubishi

      In November 2001, we appointed Mitsubishi Corporation, or Mitsubishi, one of our shareholders, as our exclusive representative to procure Japanese content for inclusion in our services. Mitsubishi receives 5.0% of the gross revenue (including sales by third-party licensees of Shanghai Weilan and Linktone Consulting) attributable to the Japanese content procured with its assistance. Our agreement with Mitsubishi is for a one-year term and is renewed automatically each year unless previously terminated by either party.

SMS Cooperation Agreement

      Under this agreement, Shanghai Weilan provides SMS and related technical services to Shanghai Intrinsic Technology Ltd., or Shanghai Intrinsic, to enable the transmission and reception of SMSs between Shanghai Intrinsic and its clients. In addition to a one-time fee of RMB6,000 ($725), Shanghai Weilan charges Shanghai Intrinsic a per message network fee and fees for use of access codes which are tagged to each SMS. To date, Shanghai Weilan has paid us RMB4,000 ($483) under this agreement.

Shareholders’ Agreement

      Our shareholders’ agreement with holders of our Series A, B, C, D and E preferred shares and our founding shareholders, Jun Wu, Haichao Lee, Xiaoli Shao, Lunar Group Ketchum Partners I LLC and Lunar Group Stokenchurch Partners I LLC, shall terminate upon the closing of this offering, except for the following provisions:

•	parties to the shareholders’ agreement shall resolve disputes regarding the agreement by arbitration, and

•	in certain circumstances, we are obligated to register for public sale all or any portion of the ordinary shares issuable upon conversion of our Series A, B, C, D and E preferred shares held by shareholders who are named in the shareholders’ agreement.

      The shareholders named in the shareholders’ agreement are also entitled to participate in certain securities registrations that we initiate after this offering. See “Description of Share Capital — Registration Rights.”

Other Related Party Transactions

      In April 2003, our Chief Operating Officer, Michael Guangxin Li, was named as a defendant in a legal proceeding brought before the Beijing Labor Arbitration Bureau by Newpalm (China) Information Technology Co., Ltd., or Newpalm, Li’s previous employer. In April 2003, we agreed to pay up to $75,000 of legal expenses, including attorneys’ fees and court costs, to the extent incurred by Mr. Li in connection with the dispute. Newpalm withdrew the case in September 2003. Actual legal expenses paid by us pursuant to this agreement were $2,500.

      Since April 2001, we have paid Thacher, Proffit & Wood an aggregate of approximately $67,000 for legal services rendered to us. Francis Sulger, the father of one of our directors, Derek Sulger, is a partner at Thacher, Proffit & Wood.

      We have also entered into various agreements with our affiliated Chinese entities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Arrangements with Consolidated Affiliates.”

Corporate Reorganization

      Our current operations are the result of a spin-off effected in April 2001. In the spin-off, we transferred the assets related to our former wireless data software business to a newly-established company, Intrinsic Technology, and distributed a total of 973,900 ordinary shares, 348,315 Series A preferred shares and 66,172 Series B preferred shares of Intrinsic Technology to our ordinary and Series A and Series B preferred shareholders. Concurrently with the spin-off, we sold 245,203 shares of Series C redeemable preferred stock to Intrinsic Technology for $2.0 million, and also distributed to holders of our Series B convertible preferred stock a special dividend in the form of warrants exercisable for a total of 110,287 shares of Series B preferred stock at an exercise price of $.01 per share. Holders of our Series B preferred shares exercised all of the warrants in May 2001.

DESCRIPTION OF SHARE CAPITAL

      As of February 13, 2004, our authorized share capital consisted of 500,000,000 shares, par value 0.0001 per share, and there were 97,464,200 ordinary shares and 101,165,000 preferred shares issued and outstanding.

      Between December 31, 2000 and December 31, 2003, we issued and sold Series C preferred shares, Series D preferred shares and Series E preferred shares. See “Related Party Transactions — Private Placements.”

      We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law (2003 Revision) of the Cayman Islands, or the Companies Law. Upon the closing of this offering, we will adopt a new amended and restated memorandum and articles of association. The following are summaries of material provisions of our new amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. We have filed copies of our complete amended and restated memorandum and articles of association as exhibits to our registration statement on Form F-1.

Directors

      Interested Transactions. A director may vote in respect of any contract or transaction in which he is interested, provided however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof that a director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

      Remuneration and Borrowing. The directors may determine remuneration to be paid to the directors, including in the absence of an independent quorum. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any of our debts, liabilities, or obligations or those of any third party.

      Qualifications. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

      Classes of Directors. The directors will be divided into three classes, as nearly equal in number as the then total number of directors permits. At our annual general meeting of shareholders in 2004, directors designated as Class I directors will be elected for a one-year term, directors designated as Class II for a two-year term and directors designated as Class III for a three-year term. At each succeeding annual general meeting of shareholders beginning in 2005, successors to the class of directors whose terms expire at that meeting shall be elected for a three-year term.

      If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director.

      Nonetheless, whenever the holders of preferred shares have the right, voting separately as a class, to elect directors, the election, term of office, filling of vacancies and other features of directorships will be governed by the applicable terms of our articles of association and the rights attaching to those preferred shares.

      These board provisions could make it more difficult for third parties to gain control of our company by making it difficult to replace members of the board.

Rights, Preferences and Restrictions of our Ordinary Shares

      General. All of our outstanding ordinary shares are fully paid and nonassessable. Certificates representing our ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

      Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors.

      Voting Rights. Each ordinary share is entitled to one vote on all matters upon which our ordinary shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by our Chairman or any other shareholder present in person or by proxy. A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our outstanding shares entitled to vote at the meeting present in person or by proxy.

      Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to our ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to our ordinary shares. A special resolution is required for matters such as a change of name. Holders of our ordinary shares may by ordinary resolution, among other things, elect directors, appoint auditors, and make changes in the amount of our authorized share capital.

      Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of our ordinary shares) assets available for distribution among the holders of our ordinary shares shall be distributed among the holders of our ordinary shares pro rata. If the assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

      Calls on our Ordinary Shares and Forfeiture of our Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Our ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

      Redemption of our Ordinary Shares. We may issue shares that are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as we may, before the issue of the shares, determine by special resolution.

Preferred Shares

      Prior to or concurrently with the completion of this offering, all of our outstanding preferred shares will be converted into ordinary shares. Consequently, no preferred shares will be outstanding immediately following completion of this offering.

      Our amended and restated memorandum and articles of association provide for the authorization of preferred shares. The preferred shares may be issued from time to time at the discretion of the board of directors without shareholder approval. The board of directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference and other rights and privileges not in conflict with our amended and restated memorandum and articles of association. We have no immediate plans to issue any preferred shares. The issuance of any of our preferred shares could provide needed flexibility in connection with possible acquisitions and other corporate purposes. However, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting shares or discourage an attempt to gain control of us. In addition, the board of directors, without shareholder approval, can issue preferred shares with voting and conversion rights which could adversely affect the voting power and other rights of the holders of ordinary shares. These preferred shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. The listing maintenance requirements of the Nasdaq National Market, which apply so long as our ADSs are quoted on that market, require shareholder approval of certain issuances of our securities equal to or exceeding 20% of the then outstanding voting power of all our securities or the then outstanding number of our ordinary shares.

Variations of Rights of Shares

      All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

General Meetings of Shareholders

      The directors may whenever they think fit, and they shall on the requisition of our shareholders holding at the date of the deposit of the requisition not less than one-tenth of our paid-up capital as at the date of the deposit carries the right of voting at our general meetings, proceed to convene a general meeting of our Company. If the directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of such 21 days. Advance notice of at least five days is required for the convening of the annual general meeting and other shareholders meetings.

Limitations on the Right to Own Shares

      There are no limitations on the right to own our shares.

Limitations on Transfer of Shares

      There are no provisions in our amended and restated memorandum or articles of association that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring.

Disclosure of Shareholder Ownership

      There are no provisions in our amended and restated memorandum or articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

      We may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital. We may by ordinary resolution:

(a)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(b)	sub-divide our existing shares, or any of them into shares of smaller amount than is fixed by our amended and restated memorandum of association, subject nevertheless to the provisions of Section 12 of the Companies Law; or

(c)	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

      We may by special resolution reduce our share capital and any capital redemption reserve fund in any manner authorized by law.

Differences in Corporate Law

      The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

      Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

      When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

      If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

      Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which could be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected only if authorized by more than a simple majority vote;

•	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

•	those who control the company are perpetrating a “fraud on the minority.”

      Indemnification. Cayman Islands law does not (other than as set forth hereafter) limit the extent to which a company’s organizational documents may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Registration Rights

      Under the terms of our shareholders agreement with the holders of our Series A, B, C, D and E preferred shares and our founding shareholders, any of the following shareholders may require us at any time to register for public sale all or any portion of our ordinary shares held by them as long as the aggregate offering price of the registered securities is expected to be at least $10.0 million:

•	Icon Ventures Asia Limited, which prior to the closing of this offering holds certain of our Series A preferred shares,

•	IP Fund One, L.P., which prior to the closing of this offering holds all of our Series B preferred shares,

•	Intrinsic Technology, which prior to the closing of this offering holds all of our Series C preferred shares,

•	Mitsubishi Corporation and Index Corp., which prior to the closing of this offering collectively hold all of our Series D preferred shares, and

•	Cresciendo Investments Limited, which prior to the closing of this offering holds all of our Series E preferred shares.

      Intrinsic Technology is entitled to two effective registrations of shares pursuant to requests made at least nine months apart. Each of the other shareholders named above is entitled to one effective registration. We are also obligated to register any of our ordinary shares held by any of the shareholders named above who did not initiate the demand for registration and all other holders of our ordinary shares if they request to be included in the registration. Nevertheless, none of the shareholders named above may demand a registration if the total number of our ordinary shares to be sold by that shareholder (and any affiliate of that shareholder with whom that shareholder must aggregate its sales under Rule 144 under the Securities Act) can be presently sold in any 90-day period without registration in compliance with Rule 144.

      If and to the extent requested by the managing underwriter of any underwritten offering demanded by the shareholders named above, we will:

•	not effect any public or private sale or distribution of our ordinary shares or other equity securities or securities convertible into equity securities (excluding stock options issued to our employees) during the period specified by the managing underwriter, and

•	use commercially reasonable efforts to cause each holder of our privately placed ordinary shares or other equity securities or securities convertible into equity securities (excluding stock options issued to our employees) purchased after November 19, 2001 to agree not to effect any public sale or distribution of any of those securities during the ten business day period prior to and the 120-day period beginning on the effective date of the registration statement for this offering.

      In addition, each of the shareholders named above is entitled to require us to register its ordinary shares when we register shares to be newly issued by us or to be sold by other shareholders. This type of registration right is known as a “piggyback” registration right.

      The foregoing registration rights are subject to certain conditions and limitations, including:

•	the right of the underwriters in any underwritten offering to limit the number of our ordinary shares to be registered for public sale by shareholders, and

•	our right to delay for up to three months the filing of a registration statement if our board of directors determines that the registration would adversely affect our plans for this offering or adversely affect our company for any other reason; this delay may not be invoked more than once in any 12-month period.

      We are generally required to bear all of the expenses of all registrations, except underwriting discounts and commissions. Registration of any of our ordinary shares held by shareholders with registration rights would result in those shares becoming freely tradable without restriction under the Securities Act immediately after the effectiveness of the registration. We have agreed to indemnify the holders of registration rights in connection with demand and piggyback registration in certain circumstances.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be quoted on the Nasdaq National Market, we cannot assure you that a regular trading market will develop in the ADSs. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Upon completion of this offering, we will have outstanding 6,060,000 ADSs, representing approximately 24.2% of our ordinary shares (assuming no exercise of the over-allotment option). All of the ADSs sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any ADSs that are purchased by any “affiliates” of Linktone as that term is defined in Rule 144 under the Securities Act. The remaining 189,529,200 ordinary shares held by existing shareholders and any ADSs held by our affiliates are “restricted securities” as that term is defined under the Securities Act. Restricted securities may not be sold publicly unless they are registered under the Securities Act or sold pursuant to Rule 144 or another exemption from registration. All of these remaining ordinary shares are currently eligible for resale under Rule 144, subject to the volume limitations and other restrictions described below.

Lock-Up Agreements

      Our officers, directors and shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ADSs, our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or our ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs or our ordinary shares, whether any of these transactions are to be settled by delivery of our ADSs or our ordinary shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus (other than any ADSs sold by selling shareholders in this offering).

      Our shareholders IP Fund One, L.P., Icon Ventures Asia Limited, Mitsubishi Corporation, Index Corporation, Cresciendo Investments Limited, Intrinsic Technology (Holdings) Ltd., Merry Asia Limited, Lunar Group Ketchum Partners I LLC, Lunar Group Stokenchurch Partners I, LLC, People Holdings Limited and LiTech Digital Limited have also entered into an agreement with us that imposes on those shareholders similar restrictions on transactions involving our ADSs or ordinary shares to those described in the preceding paragraph for the two year period following the expiration of those restrictions described in the prior paragraph. Subject to the 180-day lock-up described above, this agreement does, however, allow Intrinsic Technology (Holdings) Ltd., Merry Asia Limited, Lunar Group Ketchum Partners I LLC, Lunar Group Stokenchurch Partners I, LLC, People Holdings Limited and LiTech Digital Limited to engage in any such transactions if the average daily closing price of our ADSs for the preceding month exceeds 125% of the offering price per ADS for this offering or if the transaction or series of transactions involves not more than 2.5 million ordinary shares, ADSs representing not more than 2.5 million ordinary shares or options, rights, warrants, swaps or other arrangements with respect to the economic consequences of not more than 2.5 million ordinary shares in any 30 day period. Furthermore, this agreement allows IP Fund One, L.P., Icon Ventures Asia Limited, Mitsubishi Corporation, Index Corporation and Cresciendo Investments Limited to engage in any such transactions if the average daily closing price of our ADSs for the preceding month exceeds 125% of the offering price per ADS for this offering or if the transaction or series of transactions involve not more than one-third of the ordinary shares owned by the shareholder as of the date of this offering, ADSs representing that amount of ordinary shares or options, rights, warrants, swaps or other arrangements with respect to the economic consequences of that amount of ordinary shares.

Rule 144

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year is entitled to sell within any three-month period commencing 90 days after the effective date of this offering a number of our ordinary shares that does not exceed the greater of the following:

•	1.0% of the number of our ordinary shares then outstanding, which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

      Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Registration Rights

      Upon completion of this offering, the holders of 65,787,100 of our ordinary shares or their permitted transferees will be entitled to request that we register their ordinary shares under the Securities Act. See “Description of Share Capital — Registration Rights.”

Stock Option Plans

      At January 31, 2004, options to purchase 38,151,700 of our ordinary shares were issued and outstanding. All of these ordinary shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and the lock-up agreements.

      We intend to file a registration statement under the Securities Act covering 39,601,700 ordinary shares reserved for issuance under our 2003 Plan and 2000-1 Scheme. This registration statement is expected to be filed within 90 days after the date of this prospectus and will automatically become effective upon filing. Following such filing, ordinary shares registered under the registration statement will, subject to the lockup agreements and Rule 144 volume limitations applicable to affiliates, be available for sale in the open market upon the exercise of vested options 90 days after the effective date of this offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

      The Bank of New York will act as the depositary bank for our American Depositary Shares. ADSs represent ownership interests in securities that are on deposit with a depositary bank. ADSs are normally represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is The Hongkong and Shanghai Banking Corporation Limited, Custody and Clearing, Hong Kong office.

      We have appointed The Bank of New York as depositary bank pursuant to a deposit agreement entered into by us, The Bank of New York as depositary, registered holders of outstanding ADSs and the owners of beneficial interests in our ADSs evidenced by ADRs.

      You should read this summary together with the deposit agreement and the form of ADR. You can inspect a copy of the deposit agreement at the corporate trust office of the depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the principal offices of the custodian, which acts as agent of depositary, currently located at Basement 1 & 2, 1 Queen’s Road Central, Hong Kong. A copy of the deposit agreement is on file with the U.S. Securities and Exchange Commission under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement as indicated under “Where You Can Find More Information.”

      This section summarizes the material terms of the ADSs. Please remember, however, that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of our ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

      If you acquire our ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of our ADSs and those of the depositary. Although the deposit agreement is governed by New York law, our obligations to the holders of our ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

      You may hold ADRs either directly or indirectly through your broker or other financial institution. If you hold ADRs directly, you are an ADR holder. This description assumes you hold your ADRs directly. If you hold the ADRs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Deposit, Withdrawal and Cancellation

      Each ADS currently represents ten ordinary shares and will also represent any other securities, cash or other property deposited with The Bank of New York but not distributed to our ADS holders. The depositary will only deliver our ADSs in whole numbers. Accordingly, any amount of our ordinary shares which is not divisible into ten (or the then current conversion ratio) cannot be deposited for the issuance of our ADSs, unless it is aggregated with other ordinary shares which together are divisible by ten (or the then current conversion ratio).

      The Bank of New York will deliver ADRs if you or your broker deposit our ordinary shares or evidence of rights to receive our ordinary shares with the custodian. The issuance of our ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the number of our ordinary shares have been duly transferred to the custodian. In addition, our deposit agreement provides that any ordinary shares deposited for inclusion in our ADS program should be accompanied by appropriate instruments of transfer or endorsement, in the form satisfactory to the custodian, together with any certifications as may be reasonably required by the depositary or the custodian. Ordinary shares cannot be deposited unless, upon deposit, the ordinary shares will be free of all transfer restrictions.

      You may turn in your ADRs at The Bank of New York’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver the amount of deposited securities underlying the ADR at the office of the custodian, or, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its office.

Share Dividends and Other Distributions

      The Bank of New York has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADRs represent.

      Cash. The Bank of New York will as promptly as practicable convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, The Bank of New York shall file such application for approval or license, if any, that it considers desirable. If such conversion is not possible on a reasonable basis or any approval or license of any government or agency is needed and cannot be obtained, the deposit agreement allows The Bank of New York to distribute Renminbi only to those ADR holders to whom it is possible to do so. It will hold the Renminbi it cannot convert for the account of the ADR holders who have not been paid. It will not invest the Renminbi and it will not be liable for interest.

      Before making a distribution, any withholding taxes that must be paid under United States law will be deducted. The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the Renminbi, you may lose some or all of the value of the distribution.

      Shares. The Bank of New York may distribute new ADRs representing any shares we may distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADSs. It will sell shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADRs, each ADS will also represent the new shares.

      Rights to Receive Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to you. We must furnish The Bank of New York with satisfactory evidence that it is legal to do so. If we do not furnish this evidence, and The Bank of New York decides it is practical to sell the rights, The Bank of New York may sell the rights and distribute the net proceeds, in the same way as it does with cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

      If The Bank of New York makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The Bank of New York will then deposit the shares and deliver ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

      U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADRs issued after exercise of rights. For example, you may not be able to trade the ADRs freely in the United States. In this case, The Bank of New York may deliver ADRs that are legended to reflect the applicable restrictions.

      Other Distributions. The Bank of New York will send to you anything else we distribute on deposited securities by means it thinks are legal and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what we distributed, in which case the ADRs will also represent the newly distributed property.

      The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights, or anything else to ADR holders. This means that you may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Voting Rights

      You may instruct The Bank of New York to vote the shares underlying your ADRs but only if we ask The Bank of New York to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

      If we ask for your instructions, we will give The Bank of New York notice of such meeting not less than 45 days prior to the meeting date and The Bank of New York will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will:

(1)	describe the matters to be voted on; and

(2)	explain how you may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADRs as you direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, in compliance with Cayman Islands law and Hong Kong law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Bank of New York will only vote or attempt to vote as you instruct.

      If The Bank of New York does not receive voting instructions from you by the specified date, it will consider you to have authorized us to vote the number of deposited securities represented by your ADSs. The Bank of New York will give us a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that:

(1)	we do not wish to receive a discretionary proxy;

(2)	we think there is substantial shareholder opposition to the particular question; or

(3)	we think the particular question would have a material adverse impact on our shareholders.

      We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your shares.

      The deposit agreement specifies the various rights, obligations and risks among the depositary, our company and holders of ADRs, and as part of this function, the deposit agreement provides in Section 4.7 that The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Notices and Reports

      Upon receipt of notice of any meeting of holders of ADSs or other deposited securities, if requested in writing by us, The Bank of New York will, as soon as practicable thereafter, mail to the owners of ADRs a notice which contains (a) such information as is contained in such notice of meeting received by The Bank of New York from us, (b) a statement that the owners of ADRs as of the close of business on a specified record date will be entitled, subject to any applicable provisions of the Cayman Islands law and of our Memorandum and Articles of Association, to instruct The Bank of New York as to the exercise of the voting rights, if any, pertaining to the amount of shares or other deposited securities represented by their respective ADSs, and (c) a statement as to the manner in which instructions may be given.

      The Bank of New York will make available for inspection by registered holders at its corporate trust office any reports and communications, including any proxy soliciting material, received from us, which are both (a) received by The Bank of New York as the holder of the deposited securities, and (b) made generally available to the holders of such deposited securities by us. The Bank of New York will also, upon written request, send to the registered holders copies of such reports when furnished by us pursuant to the deposit agreement. Any such reports and communications, including any proxy soliciting material, furnished to The Bank of New York by us will be furnished in English. The Bank of New York will also make available for inspection at its corporate trust office its books for the registration and transfer of ADRs. However, any such inspection shall not be for the purpose of communicating with registered holders of ADRs in the interest of a business or object other than the business of our company, or matters relating to the deposit agreement or the ADRs.

Fees and Expenses

ADR holders must pay:	For:

$5.00 (or less) per 100 ADSs	Each issuance of an ADR, including as a result of a distribution of shares or rights or other property

$0.02 (or less) per ADS	Each distribution of cash to you or per calendar year for depositary services if no cash distribution was made during the preceding calendar year

Registration or Transfer Fees	Transfer and registration of shares on the share register of the foreign registrar to or from the name of The Bank of New York or its agent when you deposit or withdraw shares

Expenses incurred by The Bank of New York	Conversion of Renminbi to U.S. dollars Cable, telex and facsimile transmission expenses Servicing of shares or other deposited securities

Taxes and other governmental charges The Bank of New York or the Custodian have to pay on any ADR or any share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Payment of Taxes

      You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The Bank of New York may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

• Change the nominal or par value of our shares;	The securities received by The Bank of New York will become deposited securities.
• Reclassify, split up or consolidate any of the deposited securities;	Each ADR will automatically represent its equal share of the new deposited securities.
• Distribute securities on the shares that are not distributed to you;	The Bank of New York may distribute some or all of the cash, shares or other securities it received. It may also, and will, if we request, deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets; or	The Bank of New York will give you written notice of the occurrence of the above events if those events will affect your holdings of ADSs.
• Take any similar action.

Amendment and Termination

      We may agree with The Bank of New York to amend the deposit agreement and the ADRs without your consent for any reason. If the amendment will cause any of the following results, the amendment will not become effective for at least 30 days after The Bank of New York notifies you of the amendment:

•	adds or increases fees or charges, except for:

—	taxes and other government charges;

—	registration fees;

—	cable, telex or facsimile transmission costs; or

—	delivery costs or other such expenses; or

•	prejudices any substantial right of ADR holders.

      At the time an amendment becomes effective, you are considered, by continuing to hold your ADRs, to agree to the amendment and to be bound by the ADRs and the deposit agreement, as amended.

      The Bank of New York will terminate the deposit agreement if we ask it to do so. In such case, The Bank of New York must notify you at least 90 days before termination. The Bank of New York may also terminate the deposit agreement if The Bank of New York has provided written notice to us that it would like to resign and we have not appointed a new depositary bank within 90 days.

      After termination, The Bank of New York and its agents will be required to do only the following under the deposit agreement:

•	advise you that the deposit agreement is terminated; and

•	collect dividends and other distributions on the deposited securities, sell rights and other property as described in the deposit agreement and deliver the deliverable portion of shares and other deposited securities upon cancellation of ADRs.

      One year after termination, The Bank of New York may sell any remaining deposited securities by public or private sale. After that, The Bank of New York may hold the proceeds of the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The Bank of New York’s only obligations will be an indemnification obligation and an obligation to account for the proceeds of the sale and other cash. After termination, our only obligations will be an indemnification obligation and our obligation to pay specified amounts to The Bank of New York.

Limitations on Obligations and Liability to ADR Holders

      The deposit agreement expressly limits our obligations and liability and the obligations and liability of The Bank of New York. We and The Bank of New York:

•	are only obligated to take the actions specifically provided for in the deposit agreement without negligence or bad faith;

•	are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the deposit agreement;

•	are not liable if either exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or any other party; and

•	may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

      In the deposit agreement, we and The Bank of New York agree to indemnify each other under designated circumstances.

Requirements for Depositary Actions

      Before The Bank of New York will deliver or register the transfer of an ADR, make a distribution on an ADR, or process a withdrawal of shares, The Bank of New York may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations that it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

      The Bank of New York may refuse to deliver, transfer or register transfers of ADRs generally when our books or the books of The Bank of New York are closed, or at any time if The Bank of New York or we think it advisable to do so.

      You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (1) The Bank of New York or we have closed its or our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on the shares;

•	when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

      This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADRs

      In compliance with the provisions of the deposit agreement, The Bank of New York may deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The Bank of New York may also deliver shares upon cancellation of pre-released ADRs, even if the ADRs are cancelled before the pre-

release transaction has been closed out. A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer (i) owns the shares or ADRs to be deposited (ii) assigns all beneficial rights, title, and interest in the shares or the ADRs to the depositary and (iii) will not take any action with respect to such shares and ADRs that is inconsistent with the transfer of beneficial ownership;

•	the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and

•	The Bank of New York must be able to close out the pre-release on not more than five business days’ notice.

      In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release to 30% of total shares deposited, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

      The depositary may deliver ADRs against our delivery of evidence of our rights to receive shares from ourselves or our agent. Issuance of such ADRs will not be deemed a pre-release that is subject to the conditions discussed above.

TAXATION

Cayman Islands Taxation

      The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to Linktone levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

      The following is a summary of material United States federal income tax consequences under present law relating to the purchase, ownership, and disposition of the ordinary shares or ADSs. This description does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, proposed Treasury Regulations, Internal Revenue Service, or the IRS, published rulings and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of ordinary shares or ADSs could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring or holding the ordinary shares or ADSs.

      This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks or financial institutions,

•	life insurance companies,

•	tax-exempt organizations,

•	dealers in securities or foreign currencies,

•	traders in securities that elect to apply a mark-to-market method of accounting,

•	persons holding ordinary shares or ADSs as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes,

•	persons subject to the alternative minimum tax provisions of the Code, and

•	persons that have a “functional currency” other than the U.S. dollar.

      This description generally applies to purchasers of the ordinary shares or ADSs as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

      Investors considering the purchase of ADSs should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

      As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is:

•	a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

      If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the ordinary shares or ADSs, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the ordinary shares or ADSs that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the ordinary shares or ADSs.

      For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as owners of the underlying shares represented by such ADSs.

      If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

Taxation of Dividends and Other Distributions on Ordinary Shares or ADSs

      Subject to the passive foreign investment company rules discussed below, all distributions to a U.S. Holder with respect to the ordinary shares or ADSs, other than certain pro rata distributions of our shares, will be includible in a U.S. Holder’s gross income as ordinary dividend income when received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under U.S. federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the ordinary shares or ADSs, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain.

      Dividends paid in Renminbi will be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date that the U.S. Holder receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the U.S. Holder does not receive U.S. dollars on the date the dividend is distributed, the U.S. Holder will be required to include either gain or loss in income when the U.S. Holder later exchanges the Renminbi for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of the Renminbi for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources. If we distribute as a dividend non-cash property, the U.S. Holder will generally include in income an amount equal to the U.S. dollar equivalent of the fair market value of the property on the date that it is distributed.

      Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares or ADSs will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” In particular circumstances, a U.S. Holder that:

•	has held the ordinary shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss,

•	is obligated to make payments related to the dividends, or

•	holds the ordinary shares or ADSs in arrangements in which the U.S. Holder’s expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ordinary shares or ADSs.

      Distributions to a U.S. Holder of shares or rights to subscribe for shares that are received as part of a pro rata distribution to all our shareholders should not be subject to U.S. federal income tax. The basis of the new shares or rights so received will be determined by allocating the U.S. Holder’s tax basis in the ordinary shares between the ordinary shares and the new shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the new shares or rights will be zero if (i) the fair market value of the new shares or rights is less than 15.0% of the fair market value of the old ordinary shares at the time of distribution and (ii) the U.S. Holder does not make an election to determine the basis of the new shares by allocation as described above. The U.S. Holder’s holding period in the new shares or rights will generally include the holding period of the old ordinary shares on which the distribution was made.

Taxation of Disposition of Ordinary Shares or ADSs

      Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of ordinary shares or ADSs equal to the difference between the amount realized (in U.S. dollars) for the ordinary shares or ADSs and the U.S. Holder’s tax basis (in U.S. dollars) in the ordinary shares or ADSs. The gain or loss will be capital gain or loss. Any gain or loss that you recognize will generally be treated as United States source income or loss, except that losses will be treated as foreign source losses to the extent you received dividends that were includible in the financial services income basket during the 24-month period prior to the sale.

Passive Foreign Investment Company

      We believe that we are not a passive foreign investment company for U.S. federal income tax purposes, but we cannot be certain whether we will be treated as a passive foreign investment company for any future taxable year. If we are a passive foreign investment company in any year in which a U.S. Holder holds ordinary shares or ADSs, the U.S. Holder generally will be subject to increased U.S. tax liabilities and reporting requirements on receipt of certain dividends or on a disposition of ordinary shares or ADSs, in that year and all subsequent years although a shareholder election to terminate such deemed passive foreign investment company status may be made in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a passive foreign investment company, the consequences of an investment in a passive foreign investment company, and the consequences of making a shareholder election to terminate deemed passive foreign investment company status if we no longer meet the income or asset test for passive foreign investment company status in a subsequent taxable year.

      A company is considered a passive foreign investment company for any taxable year if either

•	at least 75.0% of its gross income is passive income, or

•	at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

      We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25.0% (by value) of the stock of such corporation.

      Our belief that we are not a passive foreign investment company is based on our estimate of the fair market value of our intangible assets, including goodwill, not reflected in our financial statements under U.S. GAAP. In the future, in calculating the value of these intangible assets, we will value our total assets, in part, based on our total market value determined using the average of the quarterly selling prices of the ADSs for the relevant year. We believe this valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our intangible assets, which may result in our classification as a passive foreign investment company. In addition, if our actual acquisitions and capital expenditures do not match our projections, the likelihood that we are or will be classified as a passive foreign investment company may also increase.

      A separate determination must be made each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change.

      If we are a passive foreign investment company for any taxable year during which a U.S. Holder holds ordinary shares or ADSs, the U.S. Holder will be subject to special tax rules with respect to:

•	any “excess distribution” that the U.S. Holder receives on ordinary shares or ADSs and

•	any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the ordinary shares or ADSs, unless the U.S. Holder makes a “mark-to-market” election as discussed below.

      Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

      The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares or ADSs cannot be treated as capital, even if the U.S. Holder holds the ordinary shares or ADSs as capital assets.

      A U.S. shareholder of a passive foreign investment company may avoid taxation under the excess distribution rules discussed above by making a “qualified electing fund” election to include the U.S. Holder’s share of our income on a current basis. However, a U.S. Holder may make a qualified electing fund election only if the passive foreign investment company agrees to furnish the shareholder annually with certain tax information, and we do not presently intend to prepare or provide such information.

      Alternatively, a U.S. Holder of “marketable stock” in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election for the ordinary shares or ADSs, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares or ADSs as of the close of your taxable year over the U.S. Holder’s adjusted basis in such ordinary shares or ADSs. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares or ADSs over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the ordinary shares or ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares or ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares or ADSs, as well as to any loss realized on the actual sale or disposition of the ordinary shares or ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares ADSs. A U.S. Holder’s basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

      The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on Nasdaq, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The mark-to-market election would be available to a

U.S. Holder unless our ordinary shares or ADSs are delisted from The Nasdaq National Market and do not subsequently become regularly traded on The Nasdaq SmallCap Market or other qualified exchange or market.

      A U.S. Holder who holds our ordinary shares or ADSs in any year in which we are a passive foreign investment company would be required to file IRS Form 8621 regarding distributions received on our ordinary shares and any gain realized on the disposition of our ordinary shares.

Non-U.S. Holders

      A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our ordinary shares or ADSs unless the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

      A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or ADSs unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist.

      Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if the Non-U.S. Holder were a U.S. Holder, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30.0% rate or a lower tax treaty rate.

Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to dividends in respect of our ordinary shares or ADSs or the proceeds received on the sale, exchange or redemption of our ordinary shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

      A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

ENFORCEABILITY OF CIVIL LIABILITIES

      We are incorporated in the Cayman Islands because of the following benefits found there:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

      However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

(1)	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

(2)	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

      Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.

      We conduct our business in China solely through our wholly owned subsidiaries, Linktone Consulting and Shanghai Huitong. Most of our assets are located in China. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States.

      Maples and Calder Asia, our counsel as to Cayman Islands law, and Commerce & Finance Law Offices, our counsel as to Chinese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China would:

(1)	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

(2)	entertain original actions brought in the Cayman Islands or China against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

      Maples and Calder Asia has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

      Commerce & Finance Law Offices has advised us further that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

LEGAL MATTERS

      The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York law will be passed upon for us by Morrison & Foerster LLP. Certain legal matters with respect to U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of our ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder Asia. Legal matters as to Chinese law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Haiwen & Partners. Morrison & Foerster LLP may rely upon Maples and Calder Asia with respect to matters governed by Cayman Islands’ law and upon Commerce & Finance Law Offices with respect to matters governed by Chinese law. Simpson Thacher & Bartlett LLP may rely upon Maples and Calder Asia with respect to matters governed by Cayman Islands’ law and Haiwen & Partners with respect to matters governed by Chinese law.

EXPERTS

      Our consolidated financial statements for the years ended and as of December 31, 2001, 2002 and 2003 included in this prospectus have been audited by PricewaterhouseCoopers, independent public accountants, as stated in their report appearing elsewhere in this prospectus, and are included in reliance upon the report of PricewaterhouseCoopers given on their authority as experts in accounting and auditing. The offices of PricewaterhouseCoopers are located at 19th Floor, Shui On Plaza, 333 Huai Hai Zhong Road, Shanghai 200021, China.

      The statements included in this prospectus under the captions “Risk Factors — Risks Related to Our Company”; “Risk Factors — Risks Related to Our Industry”; “Risk Factors — Risks Related to Doing Business in China”; “Business — Government Regulation”; “Prospectus Summary — Linktone”; and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Arrangements with Consolidated Affiliates,” to the extent they constitute matters of Chinese law, have been reviewed and confirmed by Commerce & Finance Law Offices, our PRC counsel, as experts in such matters, and are included herein in reliance upon such review and confirmation.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form F-1 (including relevant exhibits and schedules) under the Securities Act with respect to our ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ordinary shares and ADSs. Information regarding the contents of contracts or other documents described in this prospectus is not necessarily complete and you should refer to the actual contracts and documents filed as exhibits to the registration statement for more detailed and complete information.

      Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our officers and directors will not be subject to the insider short-swing profit disclosure and recovery requirements of Section 16 of the Exchange Act. The registration statement, reports and other information so filed can be inspected and copied at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. Our SEC filings, including the registration statement and other information may also be inspected at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

      Our SEC filings will also be available to the public on the SEC’s Internet Web site at http://www.sec.gov.

      We will furnish the depositary referred to under “Description of American Depositary Shares” with annual reports. The depositary has agreed that, at our request, it will mail these reports to all registered holders of our ADSs. We will also furnish to the depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will arrange for the mailing of these documents to record holders of our ADSs, if we so request. Please see “Description of American Depositary Shares” for further details on the responsibilities of the depositary.

UNDERWRITING

      The offering contemplated herein consists of a U.S. offering and an international offering. Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2004, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as representative of the U.S. underwriters and Credit Suisse First Boston (Hong Kong) Limited is acting as representative of the international underwriters, the following respective numbers of our ADSs:

Number of
U.S. Underwriters	ADSs

Credit Suisse First Boston LLC
11 Madison Avenue, New York, New York 10010
JPMorgan Securities Inc.
Piper Jaffray & Co.
CLSA Limited

Total

Number of
International Underwriters	ADSs

Credit Suisse First Boston (Hong Kong) Limited
45/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all of the ADSs from us and the selling shareholders in this offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

      All sales of our ADSs in the United States will be made by U.S. registered broker/dealers. The U.S. underwriters and the international underwriters are referred to collectively as the underwriters, and the U.S. representative and the international representative are referred to collectively as the representatives.

      We and the selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 600,000 and 400,000 additional ADSs, respectively, at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ADSs.

      The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                    per ADS. The underwriters and selling group members may allow a discount of $                    per ADS on sales to other broker/ dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per share		Total

	Without	With	Without	With
	over-allotment	over-allotment	over-allotment	over-allotment

Underwriting discounts and commissions paid by us and the selling shareholders	$	$	$	$
Expenses payable by us and the selling shareholders	$	$	$	$

      The underwriters have informed us and the selling shareholders that they do not expect discretionary sales to exceed 5% of our ADSs being offered.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our ADSs or our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or our ordinary shares or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus except issuances pursuant to the exercise of employee stock options outstanding on the date of this prospectus.

      The underwriters have reserved for sale at the initial public offering price up to 303,000 ADSs, representing not more than 5% of the size of this offering, for our business associates, friends and family of employees and directors of our company, and other persons associated with us who have expressed an interest in purchasing our ADSs in this offering. Three attorneys with our outside legal counsel, Morrison & Foerster LLP, also intend to participate in the directed share program. The number of ADSs available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.

      We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      We have applied to have our ADSs quoted on The Nasdaq Stock Market’s National Market.

      Before this offering, there has been no public market for our ordinary shares or ADSs. The public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

      In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of our ADSs in excess of the number of our ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of our ADSs over-allotted by the underwriters is not greater than the number of our ADSs that they may purchase in the over-allotment option. In a naked short position, the number of our ADSs involved is greater than the number of our ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing in the open market.

•	Syndicate covering transactions involve purchases of our ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of our ADSs to close out the short position, the underwriters will consider, among other things, the price of our ADSs available for purchase in the open market as compared to the price at which they may purchase our ADSs through the over-allotment option. If the underwriters sell more of our ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying our ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when our ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in our ADSs who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our ADSs until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions, penalty bids and passive market making may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of our ADSs to underwriters and selling group members for sale to their online brokerage account holders.

      United Kingdom Each underwriter has represented and agreed that (i) it has not offered or sold and, prior to the expiry of a period of six months from the completion of the global offering, will not offer or sell any ADSs or ordinary shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done by it in relation to any ADSs or ordinary shares in, from or otherwise involving the United Kingdom; and (iii) it only has communicated or caused to be communicated and only will communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any ADSs or ordinary shares in circumstances in which section 21(1) of the FSMA does not apply to us.

      France. Each underwriter has represented and agreed that (i) neither this prospectus nor any offering material relating to ADSs or ordinary shares has been or will be submitted to the “Commission des Opérations de Bourse” for approval (“Visa”) in France; and (ii) it has not offered or sold and will not offer or sell any ADSs or ordinary shares or distribute or cause to be distributed any copies of this prospectus or any offering material relating to the ADSs or ordinary shares, directly or indirectly, in France, except to qualified investors (“investisseurs qualifiés”) and/or a restricted group of investors (“cercle restreint d’investisseurs”), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-1 and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998.

      Germany. Each underwriter has represented and agreed that (i) this prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other German governmental authority; and (ii) it has not offered or sold and will not offer or sell any ADSs or ordinary shares or distribute copies of this prospectus or any document relating to the ADSs, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the German Securities Prospectus Act and by doing so has not taken, and will not take, any steps which would constitute a public offering of the ADSs or ordinary shares in Germany.

      Italy. The offering of the ADSs or ordinary shares has not been registered with the Commissione Nazionale per le Società e la Borsa or “CONSOB,” in accordance with Italian securities legislation. Accordingly, each underwriter has represented and agreed that the ADSs or ordinary shares may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ADSs or ordinary shares may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of 1st July, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of 24th February, 1998 (or the Finance Law) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of 14th May, 1999, as amended (or the Issuers Regulation) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale, or delivery of the ADSs or ordinary shares or distribution of copies of this prospectus or any other document relating to the ADSs or ordinary shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be made in compliance with Article 129 of Legislative Decree no. 385 of 1st September 1993, as amended (the “Banking Law Consolidated Act”) and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities, (iii) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities, and (iv) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Financial Laws Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

      The Netherlands. Each underwriter has represented and agreed that it has not offered, distributed, sold, transferred or delivered, and will not offer, distribute, sell, transfer or deliver, any ADSs or ordinary shares, directly or indirectly, in the Netherlands, as part of their initial distribution or at any time thereafter, to any person other than our employees or employees of our subsidiaries, individuals who or legal entities which trade or invest in securities in the conduct of their profession or business within the meaning of article 2 of the Exemption Regulation issued under the Securities Transactions Supervision Act 1995 (“Vrijstellingsregeling Wet toezicht effectenverkeer 1995”), which includes banks, brokers, pension funds, insurance companies, securities institutions, investment institutions and other institutional investors, including, among others, treasuries of large enterprises, who or which regularly trade or invest in securities in a professional capacity.

      Denmark. This prospectus has not been filed with or approved by the Danish Securities Council or any other regulatory authority in the Kingdom of Denmark.

      The securities have not been offered or sold and may not be offered, sold or delivered directly or indirectly in Denmark, unless in compliance with Chapter 12 of the Danish Act on Trading in Securities and the Danish Executive Order No. 166 of 13 March 2003 on the First Public Offer of Certain Securities issued pursuant hereto as amended from time to time.

      Norway. This prospectus has not been approved by or registered with the Oslo Stock Exchange under Chapter 5 of the Norwegian Securities Trading Act 1997. Accordingly, each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, any ADSs or ordinary shares to any persons in Norway in any way that would constitute an offer to the public other than to persons who invest in securities as part of their professional activity and who are registered with the Oslo Stock Exchange in this capacity, or otherwise only in circumstances where an exemption from the duty to publish a prospectus under the Norwegian Securities Trading Act 1997 shall be applicable.

      Sweden. This prospectus has not been approved by or registered with the Swedish Financial Supervisory Authority (Finansinspekitonen). Accordingly, each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, any ADSs or ordinary shares to persons in Sweden, except to a “closed circle” of not more than 200 pre-selected, non-substitutable investors, under the Swedish Financial Instruments Trading Act (“Lag (1991:980) om handel med finansiella instrument”).

      Belgium. Neither this prospectus nor any offering material relating to the ADSs or ordinary shares has been or will be submitted to the “Commission Bancaire et Financière/ Commissie voor het Bank- en Financiewezen” for approval. Therefore, this prospectus will not constitute a prospectus under Belgium law. Accordingly, each underwriter has represented and agreed that neither this prospectus nor any offering material relating to the ADSs or ordinary shares may be distributed or caused to be distributed, directly or indirectly, to the public in Belgium, except to:

•	“qualified investors,” as defined in article 3, 2DEGREES of the Royal Decree of July 1999 on the public character of financial transactions and acting for their own account, and

•	a restricted group of potential investors (without the intervention of any intermediaries other than those permitted under Belgian law), defined as a group of less than 51 persons, or, without restrictions, if the consideration to be paid by each investor amounts to at least Euro 250,000.

      Ireland. Each underwriter has represented and agreed that (i) otherwise than in circumstances which are not deemed to be an offer to the public by virtue of the provisions of the Irish Companies Acts, 1963 to 2001, it has not offered or sold, and will not offer or sell, in Ireland, by means of any document, any ADSs or ordinary shares, unless such offer or sale has been or is made to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, and it has not issued, and will not issue, in Ireland any form of application for ADSs or ordinary shares; and (ii) it has not made and will not make any offer of ADSs or ordinary shares to the public in Ireland to which the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992 of Ireland would apply, except in accordance with the provisions of those regulations; and (iii) it has complied, and will comply, with all applicable provisions of the Investment Intermediaries Act 1995 of Ireland, with respect to anything done by it in relation to the offer, sale or delivery of the ADSs or ordinary shares in or involving Ireland.

      Switzerland. Each underwriter has acknowledged that (i) it has not offered or sold, and will not offer or sell, the ADSs and ordinary shares to any investors in Switzerland other than on a non-public basis; (ii) this prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht); and (iii) none of this offering, the ADSs and ordinary shares has been or will be approved by any Swiss regulatory authority.

      Luxembourg. Each underwriter represents, warrants and agrees that the ADS or ordinary shares are not being offered to the public in the Grand Duchy of Luxembourg and each of the underwriters represents, warrants and agrees that it will not offer the ADSs or ordinary shares or cause the offering of the ADSs or ordinary shares or contribute to the offering of the ADSs or ordinary shares to the public in Luxembourg, unless all the relevant legal and regulatory requirements have been complied with. In particular, this offer has not been and may not be announced to the public and offering material may not be made available to the public.

      Australia. This prospectus is not a disclosure document under Chapter 6D of the Corporations Act 2001 (Cth) (the “Australian Corporations Act”), has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, each underwriter has represented and agreed that (i) the offer of ADSs and ordinary shares under this prospectus is only made to persons to whom it is lawful to offer ADSs and ordinary shares without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act,

(ii) this prospectus is made available in Australia to only those persons as set forth in clause (i) above and (iii) such underwriter must send the offeree a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above and unless permitted under the Australian Corporations Act agrees not to sell or offer for sale within Australia any ADSs or ordinary shares sold to the offeree within 12 months after their transfer to the offeree under this prospectus.

      New Zealand. This prospectus has not been prepared or registered in accordance with the Securities Act 1978 of New Zealand. Accordingly, each underwriter has represented and agreed that it (i) has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares and (ii) has not distributed and will not distribute, directly or indirectly, any offer materials or advertisements in relation to any offer of ADSs or ordinary shares, in each case in New Zealand other than (a) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money or (b) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment, or statutory substitution for, the securities legislation of New Zealand).

      Hong Kong. Each underwriter has represented and agreed that (i) it has not offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any ADSs or ordinary shares other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Chapter 32 of the laws of Hong Kong); and (ii) except as permitted under the securities laws of Hong Kong, it has not issued, and will not issue, in Hong Kong any document, invitation or advertisement relating to the ADSs or ordinary shares other than with respect to ADSs or ordinary shares which are intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

      Japan. Each underwriter has acknowledged and agreed that the ordinary shares and ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and are not being offered or sold and any may not be offered or sold, directly and indirectly, in Japan or to or for the account of any resident of Japan, except that the initial purchasers may offer and sell such shares (i) pursuant to an exception from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As used in this paragraph, “resident of Japan” means any person residing in Japan including any corporation or other entity organized under the laws of Japan.

      Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it will not offer or sell ADSs or ordinary shares, nor will it make ADSs or ordinary shares the subject of an invitation for subscription or purchase, nor will it circulate or distribute this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs or ordinary shares, whether directly or indirectly, to the public or any member of the public in Singapore other than:

•	to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001, Chapter 289, of Singapore (the Securities and Futures Act),

•	to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act, or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

      Korea. The ADSs or ordinary shares offered in the global offering have not been registered under the Korean Securities and Exchange Law, and each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, in Korea or to or for the account of any resident of Korea, any of the ADSs or ordinary shares acquired in connection with the distribution, except otherwise permitted by applicable provisions of Korean laws and regulations, including, without limitation, the Korean Securities and Exchange Law and the Foreign Exchange Transaction Law.

      United Arab Emirates. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares, in the United Arab Emirates, except:

•	in compliance with all applicable laws and regulations of the United Arab Emirates; and

•	through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates.

      People’s Republic of China. This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the People’s Republic of China. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the People’s Republic of China. For the purposes of this paragraph, the People’s Republic of China excludes Hong Kong, Macau and Taiwan.

EXPENSES RELATING TO THIS OFFERING

      The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay:

U.S. Securities and Exchange Commission registration fee	$10,734
National Association of Securities Dealers filing fee	1,500
Nasdaq listing fee	155,000
Legal fees and expenses	520,000
Accounting fees and expenses	525,000
Printing fees	60,000
Other fees and expenses	155,000

Total	$1,427,234

      All amounts are estimated, except the U.S. Securities and Exchange Commission registration fee, the Nasdaq listing fee and the NASD filing fee.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of our ADSs in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of our ADSs are made. Any resale of our ADSs in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our ADSs.

Representations of Purchasers

      By purchasing our ADSs in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase our ADSs without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under “— Resale Restrictions.”

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of ADSs, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for ADSs. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for ADSs. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which ADSs were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of ADSs as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in ADSs in their particular circumstances and about the eligibility of ADSs for investment by the purchaser under relevant Canadian legislation.

LINKTONE LTD.

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

LINKTONE LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity/(deficit) and of cash flows present fairly, in all material respects, the financial position of Linktone Ltd. (“the Company”) and its subsidiaries as of December 31, 2001, 2002 and 2003, and the results of their operations and their cash flows for the years ended December 31, 2001, 2002 and 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

Shanghai, People’s Republic of China

January 29, 2004, except for the 100-for-one share split in Note 20, as to which the date is February 4, 2004

LINKTONE LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

		As of December 31,

					Pro Forma
	Note	2001	2002	2003	2003 (Note 19)

Assets
Current assets:
Cash and cash equivalents		$2,375,776	$3,036,065	$5,612,893	$5,612,893
Accounts receivable, net		443,860	563,787	3,092,619	3,092,619
Deposits and other receivables	6	119,275	125,213	554,300	554,300

Total current assets		2,938,911	3,725,065	9,259,812	9,259,812
Property and equipment, net	9	236,868	236,714	450,238	450,238

Total assets		$3,175,779	$3,961,779	$9,710,050	$9,710,050

Liabilities and shareholders’ equity/(deficit)
Current liabilities:
Taxes payable		$128,048	$282,103	$986,748	$986,748
Accrued liabilities and other payables	10	395,467	611,670	919,222	919,222
Due to related parties	12	96,987	13,787	13,792	13,792

Total current liabilities		620,502	907,560	1,919,762	1,919,762

Total liabilities		620,502	907,560	1,919,762	1,919,762

Series B redeemable convertible preferred shares ($0.01 par value; 66,172 shares authorized, 66,172 shares issued and outstanding as of December 31, 2001, 2002, and 2003; redeemable in April 2007 at $1,500,000)	5	331,295	439,736	583,672	—
Series C redeemable convertible preferred shares ($0.01 par value; 245,203 shares authorized, 245,203 shares issued and outstanding as of December 31, 2001, 2002, and 2003; redeemable in April 2007 at $2,000,000)	5	2,000,000	2,000,000	2,000,000	—
Series E redeemable convertible preferred shares ($0.01 par value; 101,570 shares authorized, 101,570 shares issued and outstanding as of December 31, 2002 and 2003; redeemable in September 2007 at $1,000,000)	5	—	999,997	999,997	—
Commitments and contingencies	17
Shareholders’ equity/(deficit)
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 97,390,000 shares issued and outstanding as of December 31, 2001, 2002 and 2003) (198,555,000 shares issued and outstanding on a pro forma basis at December 31, 2003)		9,739	9,739	9,739	19,855
Series A convertible preferred shares ($0.01 par value, 386,848 shares authorized, 383,293 shares issued and outstanding as of December 31, 2001, 386,848 shares issued and outstanding as of December 31, 2002 and 2003)	5	1,589,750	1,624,732	1,624,732	—
Series B convertible preferred shares ($0.01 par value; 110,287 shares authorized, issued and outstanding as of December 31, 2001, 2002 and 2003)	5	900,656	900,656	900,656	—
Series D convertible preferred shares ($0.01 par value, 101,570 shares authorized, issued and outstanding as of December 31, 2001, 2002, and 2003)	5	1,000,000	1,000,000	1,000,000	—
Additional paid-in capital	5	—	—	5,811,354	12,910,295
Deferred stock-based compensation	16	—	—	(4,691,825)	(4,691,825)
Statutory reserves	11	—	—	500,000	500,000
Accumulated other comprehensive loss		(784)	(868)	(411)	(411)
Accumulated deficit		(3,275,379)	(3,919,773)	(947,626)	(947,626)

Total shareholders’ equity/(deficit)		223,982	(385,514)	4,206,619	7,790,288

Total liabilities and shareholders’ equity/(deficit)		$3,175,779	$3,961,779	$9,710,050	$9,710,050

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(In U.S. dollars, except per share data)

		For the year ended December 31,

	Note	2001	2002	2003

Gross revenues	7	$1,086,587	$4,309,036	$16,601,492
Business tax		(74,677)	(240,269)	(1,115,822)

Net revenues		1,011,910	4,068,767	15,485,670
Cost of services		(325,258)	(1,525,146)	(5,819,391)

Gross profit		686,652	2,543,621	9,666,279

Operating expenses:
Product development		(368,445)	(426,872)	(748,209)
Selling and marketing		(745,312)	(1,171,988)	(2,144,540)
Stock-based compensation*	16	—	—	(1,119,529)
Other general and administrative		(1,400,142)	(1,526,724)	(2,070,141)

Total operating expenses		(2,513,899)	(3,125,584)	(6,082,419)
Income/(loss) from operations		(1,827,247)	(581,963)	3,583,860
Interest income		22,000	46,010	32,223

Income/(loss) before tax		(1,805,247)	(535,953)	3,616,083
Income tax benefit/(expense)		—	—	—

Net income/(loss)		(1,805,247)	(535,953)	3,616,083
Special warrant dividend to Series B shareholders		(899,556)	—	—
Accretion on Series B redeemable preferred share		(56,992)	(108,441)	(143,936)

Net income/(loss) attributable to ordinary shareholders		$(2,761,795)	$(644,394)	$3,472,147

Other comprehensive income/(loss):
Foreign currency translation adjustment		9,016	(84)	457

Comprehensive income/(loss)		$(1,796,231)	$(536,037)	$3,616,540

Earning/(loss) per share:	18
Basic		$(0.03)	$(0.01)	$0.04

Diluted		$(0.03)	$(0.01)	$0.02

Weighted average ordinary shares:
Basic		97,390,000	97,390,000	97,390,000

Diluted		97,390,000	97,390,000	207,633,600

*	Stock-based compensation is a component of general and administrative expenses.

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

(In U.S. dollars, except share data)

					Series B			Accumulated
	Ordinary shares		Additional		preferred	Deferred		other			Total
			paid-in	Convertible	share	stock based	Statutory	comprehensive	Accumulated	Parent	shareholders’
	Shares	Amount	capital	preferred shares	warrants	compensation	reserves	income/(loss)	deficit	capital	equity/(deficit)

Balance as of December 31, 2000	—	$—	$—	$—	$—	$—	$—	$—	$—	$1,005,844	$1,005,844
Capitalization of Linktone through spin-off	97,390,000	9,739	107,439	1,245,200	—	—	—	(9,800)	(621,023)	(1,005,844)	(274,289)
Special warrant dividend to Series B shareholders	—	—	(107,439)	—	899,556	—	—	—	(792,117)	—	—
Issuance of Series A convertible preferred shares	—	—	—	344,550	—	—	—	—	—	—	344,550
Issuance of Series D convertible preferred shares	—	—	—	1,000,000	—	—	—	—	—	—	1,000,000
Exercise of Series B convertible preferred share warrants	—	—	—	900,656	(899,556)	—	—	—	—	—	1,100
Accretion of Series B redeemable convertible preferred shares	—	—	—	—	—	—	—	—	(56,992)	—	(56,992)
Foreign currency translation adjustments	—	—	—	—	—	—	—	9,016	—	—	9,016
Net loss	—	—	—	—	—	—	—	—	(1,805,247)	—	(1,805,247)

Balance as of December 31, 2001	97,390,000	9,739	—	3,490,406	—	—	—	(784)	(3,275,379)	—	223,982
Issuance of Series A convertible preferred shares	—	—	—	34,982	—	—	—	—	—	—	34,982
Accretion of Series B redeemable convertible preferred shares	—	—	—	—	—	—	—	—	(108,441)	—	(108,441)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(84)	—	—	(84)
Net loss	—	—	—	—	—	—	—	—	(535,953)	—	(535,953)

Balance as of December 31, 2002	97,390,000	9,739	—	3,525,388	—	—	—	(868)	(3,919,773)	—	(385,514)
Accretion of Series B redeemable convertible preferred shares	—	—	—	—	—	—	—	—	(143,936)	—	(143,936)
Deferred stock-based compensation	—	—	5,811,354	—	—	(4,691,825)	—	—	—	—	1,119,529
Translation adjustments	—	—	—	—	—	—	—	457	—	—	457
Net income	—	—	—	—	—	—	—	—	3,616,083	—	3,616,083
Appropriations to statutory reserves	—	—	—	—	—	—	500,000	—	(500,000)	—	—

Balance as of December 31, 2003	97,390,000	$9,739	$5,811,354	$3,525,388	$—	$(4,691,825)	$500,000	$(411)	$(947,626)	$—	$4,206,619

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the year ended December 31,

	2001	2002	2003

Cash flow from operating activities
Net income/(loss)	$(1,805,247)	$(535,953)	$3,616,083
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Stock compensation costs	—	—	1,119,529
Depreciation	81,038	85,235	90,856
Provision for bad debts	—	—	161,478
Changes in assets and liabilities:
Accounts receivable	127,048	(119,927)	(2,690,310)
Deposits and other receivables	11,638	(5,938)	(429,087)
Tax payable	128,048	154,055	704,645
Accrued liabilities and other payables	373,467	216,203	307,552
Due to related parties	96,987	(83,200)	5

Net cash (used in)/provided by operating activities	(987,021)	(289,525)	2,880,751

Cash flow from investing activities
Purchase of property and equipment	(287,906)	(85,081)	(304,380)

Net cash used in investing activities	(287,906)	(85,081)	(304,380)

Cash flow from financing activities:
Issuance of Series A convertible preferred shares	344,550	34,982	—
Issuance of Series C redeemable convertible preferred shares	2,000,000	—	—
Issuance of Series D convertible preferred shares	1,000,000	—	—
Issuance of Series E redeemable convertible preferred shares	—	999,997	—
Exercises of Series B convertible preferred share warrants	1,100	—	—

Net cash provided by financing activities	3,345,650	1,034,979	—

Foreign currency translation	9,016	(84)	457
Net increase in cash and cash equivalents	2,079,739	660,289	2,576,828
Cash and cash equivalents, beginning of year/period	296,037	2,375,776	3,036,065

Cash and cash equivalents, end of year/period	$2,375,776	$3,036,065	$5,612,893

Supplemental disclosures of cash flow information
Cash paid during the year/period for:
Cash paid for business tax on revenues	$33,676	$201,118	$681,161
Cash paid for interest	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless otherwise stated)

1     Restructuring, Organization and Nature of Operations

     Restructuring and Organization

      Linktone Ltd. (“Linktone” or the “Company”) commenced operations as a business division of Intrinsic China Technology Ltd., which was incorporated in the Cayman Islands on November 10, 1999 and renamed Intrinsic Technology Ltd. on July 12, 2000. Linktone operated two business divisions, (i) the wireless data software business and (ii) the wireless value-added consumer services. The wireless value-added consumer services was conducted through two subsidiaries, Shanghai Linktone Consulting Co., Ltd. (“Linktone Consulting”) and Shanghai Huitong Information Co., Ltd. (“Huitong”), and a variable interest entity (see Note 4(a)), for which the Company is the primary beneficiary, Shanghai Weilan Computer Co., Ltd. (“Weilan”) (together the “Linktone Division”).

      On April 27, 2001, Linktone completed the spin-off of its Intrinsic Division and was renamed Linktone Ltd., operating with a new executive management team and holding the net assets of the Linktone Division. In the spin-off, Linktone transferred the net assets of the Intrinsic Division to a newly established holding company, Intrinsic Technology (Holding) Ltd. (“Intrinsic Holding”), a Cayman Islands company, and distributed shares of Intrinsic Holding to its shareholders (the “Distribution”). The Distribution was made on a pro-rata basis as of the date of the spin-off, with the holders of each share of ordinary shares, Series A preferred share or Series B preferred share of Linktone receiving one share of ordinary shares, Series A preferred share or Series B preferred share of Intrinsic Holding, respectively.

      Due to the significance of the Intrinsic Division relative to that of Linktone, the transaction was accounted for as a reverse spin-off with Linktone as the spinnee for accounting purposes. Consequently, income statement and statement of cash flows information for 2001, which is included in these consolidated financial statements, reflect the full year results of Linktone, with Linktone Division’s results for the period prior to the spin-off determined and reported as if Linktone had been a separate independent entity since its inception. The opening equity is reflected in these financial statements as Parent Capital and the spin-off has been reflected as a reorganization in the Statement of Changes in Shareholders’ Equity/(Deficit). The Company’s Series A preferred, Series B preferred, and ordinary shares were capitalized on the date of the spin-off at amounts in the same proportion as the carrying amounts of the accounting spinnor’s Series A preferred, Series B preferred and ordinary shares, respectively, immediately prior to the spin-off. Concurrent with the spin-off, the Company sold Series C redeemable convertible preferred shares to Intrinsic Holding for $2 million, and also distributed to its Series B preferred shareholders a special dividend of warrants exercisable for 110,287 shares of Series B convertible preferred shares at an exercise price of $0.01 per share. The warrants were recognized as a dividend with a charge to earnings attributable to common shareholders at their fair value of $0.9 million. The warrants were exercised for Series B convertible preferred shares in May 2001.

      A new variable interest entity, Shanghai Unilink Computer Co., Ltd. (“Unilink”) was established in June 2003. Linktone is the primary beneficiary of Unilink.

      The accompanying consolidated financial statements include the results of operations of the Company, its subsidiaries, Linktone Consulting and Huitong, and the two variable interest entities, Weilan and Unilink (hereinafter collectively referred to as the “Group”).

     Nature of operations

      The Group is a provider of wireless media, entertainment and communication services to mobile phone users in the People’s Republic of China (“PRC”). The Group specializes in the development, aggregation, marketing and distribution of consumer wireless applications for access by mobile phone users in the PRC.

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The business in which the Group is engaged is subject to a number of industry-specific risk factors, including, but not limited to, dependence on mobile network operators, rapid development of the market, large number of competitors, and evolving regulatory environment.

      To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless value-added services and Internet content services, the Company conducts substantially all of its operations through two variable interest entities, Weilan and Unilink. Weilan and Unilink are each legally owned, either directly or indirectly, by four PRC citizens (the “Registered Shareholders”). Weilan was registered on December 2, 1999. Hu Ankai and Li Dong, employees of the Company through 2002, each holds 50% of Weilan’s total outstanding shares. Unilink was registered in June 2003. Weilan holds 90% of Unlink’s total outstanding shares, and Simon Minsheng Du and Chen Lei, employees of the Company, each holds 5% of Unlink’s total outstanding shares. In November 2003, Chen Lei, one of the Registered shareholders of Unilink, transferred his 5% equity interest in Unilink to Raymond Lei Yang, the Group’s Chief Executive Officer, as designated by the Company. The Group terminated all existing contractual arrangements with Chen Lei, and entered into the same contractual arrangements with Raymond Lei Yang. The Company does not hold any direct ownership interest in Weilan or Unilink.

      The arrangements with the Registered Shareholders have been undertaken solely to satisfy PRC regulations, which prohibit foreign companies from owning or operating telecommunications businesses in the PRC. PRC regulations currently restrict the Company from holding an equity interest in telecommunication services providers such as Weilan and Unilink.

      The Company has entered into various operating agreements with Weilan and Unilink, including trademark, domain name and software license agreements and the Exclusive Technical Consulting and Services Agreements. Under these agreements, Weilan and Unilink have the exclusive right to use certain domain names and registered trademarks owned by the Company, and the Company is the exclusive provider of technical and other services to Weilan and Unilink. In return, Weilan and Unilink are required to pay the Company licensing and service fees for the use of each domain name, trademark and the technical and consulting services received. The technical and consulting service fees can be, and are, adjusted at the Company’s discretion depending on the quantity and level of services provided. These operating agreements further provide that the Company will guarantee Weilan’s or Unilink’s performance of third party contracts and agreements entered into by Weilan or Unilink in the normal course of business and restrict the ability of Weilan or Unilink to conduct any transactions that may materially affect their assets, obligations, rights, or operations without the consent of the Company. These transactions would include the sale of assets, incurrence of debt or guarantees, declaration of dividends, or assignments of rights.

      In addition, the Company has extended interest-free loans to the registered shareholders to finance their investments in Weilan and Unilink ($624,000 as of December 31, 2001 and 2002, and $745,000 as of December 31, 2003). Principal terms of these loan agreements provide that (i) proceeds from the loans are to be used solely for the operations of Weilan and Unilink, (ii) the loans can only be repaid to the Company by transferring the shares of Weilan and Unilink to the Company, (iii) the shares of Weilan or Unilink cannot be transferred without the approval of the Company, (iv) the Company has the right to appoint all directors and senior management personnel of Weilan and Unilink, and (v) all voting rights in Weilan and Unilink are assigned to Raymond Yang and Mark Begert, the CEO and CFO of the Company, respectively, or as designated by the Company. These loan agreements are supplemented by various other agreements, including the Exclusive Purchase Contracts and Equity Pledge Agreements with the registered shareholders, whereby the Company has the right to acquire the shares of Weilan and Unilink either through a purchase, at any time, for the amount of the loans outstanding, or the collection of the shares pledged as collateral for the non-payment of loans from the registered shareholders or the technical consulting and service fees due from Weilan or Unilink. Since the Company consolidates Weilan and Unilink, the loans to the registered

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shareholders are treated as investments in Weilan and Unilink and eliminated in consolidation for all periods presented.

      The income earned from license and service fees charged by Linktone Consulting and Huitong, as defined under Chinese accounting standards and regulations, may be distributed as dividends to Linktone Ltd. Distributable profits under Chinese accounting standards are reduced for any reserves established by the Board of Directors, as described in footnote 11.

2     Basis of presentation

      These consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

      All transactions and balances between the Group’s businesses have been eliminated upon consolidation.

3     Use of estimates

      The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

4     Summary of significant accounting policies

     (a)     Basis of consolidation

      The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the two variable interest entities. All subsidiaries are wholly-owned by the Company, and the Company does not hold any investments accounted for under the cost or equity method.

      In January 2003, the FASB issued FIN 46, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, FIN 46 must be adopted for the first interim or annual period beginning after June 15, 2003. The Company has elected to retrospectively apply FIN 46 and consolidate its variable interest entities since its inception.

     (b)     Cash and cash equivalents

      The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are composed primarily of investments in money market accounts stated at cost, which approximates fair value.

     (c)     Accounts receivable

      Provision is made against accounts receivable to the extent that they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of allowance of $nil, $nil, and $161,478 as of December 31, 2001, 2002 and 2003.

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (d)     Property and equipment, net

      Property and equipment are stated at cost less accumulated depreciation.

      Property and equipment are depreciated over their estimated useful lives on a straight-line basis with no residual value. The estimated useful lives are as follows:

Computer hardware/ equipment	60 months
Office equipment	60 months
Leasehold improvements	the shorter of their estimated useful lives or the lease term

      Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the relevant assets, and is recognized in the statement of operations.

     (e)     Impairment of long-lived assets

      Prior to January 1, 2002, the Group evaluated the recoverability of long-lived assets in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” As of January 1, 2002, the Group has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with this standard, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying value, an indication of impairment is present and a loss is recognized in the statement of operations for the difference between the fair value and the carrying value of the assets. There have been no impairment charges recognized by the Company in any of the periods presented.

     (f)     Revenue and cost of services recognition

      The vast majority of the Group’s revenues are derived from entertainment-oriented wireless value-added services. Wireless value-added services revenues are derived from providing personalized media (including ring back services and downloadable ringtones, icons and screen savers), games and entertainment and communication services, to mobile phone users through various subsidiaries of China Mobile Communications Corporation (“China Mobile”) and China United Communications Corporation (“China Unicom”) (collectively the “Mobile Operators”). Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.

      The Group recognizes all revenues in the period in which the services are performed, provided that persuasive evidence of a contractual arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. A substantial portion of the Group’s revenue is recorded based on monthly statements received from provincial level subsidiaries of the Mobile Operators. In certain instances, when a statement is not received within a reasonable period of time, the Group is required to make an estimate of the revenues and cost of services earned during the period covered by the statement. On a quarterly basis, the Group evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. In the quarter ended December 31, 2003, approximately 15% and 17% of the Group’s revenues and cost of services, respectively were estimated. All of the Group’s revenues during 2001, 2002 and the nine months ended September 30, 2003 were recognized based on operator statements.

      The Group contracts with the Mobile Operators for the transmission of wireless short messages as well as for billing and collection services. The Group measures its revenues based on the total amount paid by its customers, for which the Mobile Operators bill and collect on the Group’s behalf. For these billing and

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

collection services, the Mobile Operators retain a fixed percentage fee, which is reflected as a cost of services in the financial statements. In addition, the Mobile Operators charge the Group a network usage fee based on a fixed per message fee multiplied by the excess of messages sent over messages received. These network usage fees are likewise retained by the Mobile Operators, and are reflected as a cost of services in the financial statements. Network usage fees charged to the Group are reduced for messages received by the Group because the Mobile Operators separately charge the sender a fee for these transmissions. The Group has assessed its relationship with the Mobile Operators and the terms of the fee arrangement under Emerging Issue Task Force Issue No 99-19, and has concluded that reporting the gross amounts billed to its customers is appropriate.

      The Group licenses content from independent content providers. Certain of these agreements determine the fees payable for content based on a percentage of revenues of the Group generated from the use of the content. The Group records its revenues inclusive of fees to be paid to content providers as the Group acts as the principal in these arrangements.

      From time to time, the Group enters into barter transactions related to advertising services, and adopted the provisions of EITF 99-17 to account for barter transactions. According to EITF 99-17, revenues and expenses should be recognized at fair value from a barter transaction involving advertising services only if the fair value of the advertising services surrendered is reliably measurable. The Group has not recognized any revenues or expenses related to barter transactions involving advertising for any of the periods presented as fair values were not determinable within the limits of EITF 99-17. The Group has also historically derived certain revenue from selling packaged SMS services to corporations (“enterprise services”).

(g)	Income and other taxes

      The Group accounts for income tax using SFAS No. 109 “Accounting for Income Taxes,” which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred taxes are provided for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax basis of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized. Shanghai Weilan and Shanghai Unilink are subject to a 1-3% tax (depending on the application of the relevant tax regulations by the governmental authorities) on revenues, as defined for tax purposes. Such amounts are accrued for as a reduction to revenues.

      The Group is also subject to business taxes of 5% on the provision of taxable services, which includes services provided to customers and in certain instances to the variable interest entities. All business taxes paid are accrued for as a reduction of revenues.

(h)	Advertising expenses

      Advertising expenses generally represents the cost of promotions to create or stimulate a positive image of the Group or a desire to buy the Group’s products and services, and are expensed as incurred. Advertising expenses totaled approximately $348,773, $686,682 and $938,750 during the years ended December 31, 2001, 2002 and 2003, respectively.

(i)	Product development expenses

      Product development expenses consist primarily of compensation and related costs for employees associated with the development and programming of SMS content.

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Group accounts for product development costs under SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and would capitalize, if criteria under SOP 98-1 were met, material direct costs of materials and services consumed in developing or obtaining internal-use computer software during the application development stage. Cost incurred in the enhancement of the Group’s existing products and services are charged to product development expense as incurred. To date, no costs have met the criteria for capitalization and hence none have been capitalized.

(j)	Stock-based compensation

      The Group accounts for share-based employee compensation arrangements in accordance with APB No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations, and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock Based Compensation” (“SFAS No. 123”). In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Group’s ordinary shares on the measurement date and the amount an employee must pay to acquire the shares. The measurement date is determined when the number of shares and the exercise price are fixed. Total compensation cost as determined at the date of option grant is recorded in shareholders’ equity/(deficit) as additional paid-in capital with an offsetting entry to deferred stock-based compensation. Deferred stock-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options. The Group accounts for stock-based arrangements issued to non-employees using the fair value method, which recognizes compensation expense based on the fair value of the options using the Black-Scholes option pricing model on the date of grant.

      The following table illustrates the effect on net income had compensation cost for the Group’s share options been determined based on the fair value at the grant dates, as prescribed by SFAS No. 123.

	For the year ended December 31,

	2001	2002	2003

Net income/(loss) attributable to ordinary shareholders as reported	$(2,761,795)	$(644,394)	$3,472,147
Add: Compensation expense for employees under APB No. 25	—	—	1,119,529
Less: Compensation expense for employees under fair value based methods	(15,581)	(6,492)	(87,861)

Pro forma net income/(loss) attributable to ordinary shareholders	$(2,777,376)	$(650,886)	$4,503,815

Basic earning/(loss) per share
— As reported	$(0.03)	$(0.01)	$0.04

— Pro forma	$(0.03)	$(0.01)	$0.05

Diluted earning/(loss) per share
— As reported	$(0.03)	$(0.01)	$0.02

— Pro forma	$(0.03)	$(0.01)	$0.02

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      We calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. The following are the assumptions used for each respective period:

	For the year ended
	December 31,

	2001	2002	2003

Risk-free interest rate (%)	4.75	3.75-4.15	3.19
Expected life (years)	4	3-4	5
Expected dividend yield (%)	—	—	—
Volatility (%)	—	—	—

(k)	Foreign currency translation

      The Company’s reporting currency is the U.S. dollar (“$”). The functional currency of the Company’s operating subsidiaries and consolidated variable interest entities in China is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statement of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the statement of operations. The exchange differences resulting from remeasurement of the PRC entity financial statements into U.S. dollars are included in Accumulated Other Comprehensive Loss which is a separate component of shareholders’ equity/(deficit) on the consolidated balance sheets.

(l)	Comprehensive income

      Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For this purpose, holders of redeemable convertible equity securities are deemed to be owners. Accumulated other comprehensive income of the Group represents the cumulative foreign currency translation adjustment.

(m)	Earnings/(Loss) per share

      In accordance with SFAS No. 128 “Computation of Earnings Per Share,” basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares in the diluted earnings/(loss) per share computation are excluded in net loss periods as their effect would be anti-dilutive.

(n)	Segment reporting

      The Group follows SFAS No. 131 “Disclosures about Segment of an Enterprise and Related Information.” The Group operates and manages its business as a single segment. The Group generates its revenues solely from mobile phone users in China and accordingly, no geographical segments are presented.

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5	Preferred shares

      In connection with the reorganization in April of 2001, the Company capitalized 66,172 shares of Series B redeemable convertible preferred share at an assigned value of $274,303 and 336,848 shares of Series A convertible preferred stock at an assigned value of $1,245,200. Simultaneous with the reorganization, the Company issued warrants to purchase 110,287 shares of Series B convertible preferred share with an exercise price of $0.01 per share, which were exercised on May 30, 2001. Subsequent to the reorganization, the Company issued an additional 34,980 Series A preferred shares in 2001 for consideration of $9.85 per share, and an additional 3,555 Series A preferred shares in 2002 for consideration of $9.84 per share.

      In April 2001, the Company issued 245,203 Series C redeemable convertible preferred shares (“Series C”) for consideration of $8.15 per share.

      In July 2001, the Company issued 101,570 Series D convertible preferred shares (“Series D”) for consideration of $9.84 per share.

      In February 2002, the Company issued 101,570 Series E redeemable convertible preferred shares (“Series E”) for consideration of $9.84 per share.

      Holders of the Company’s preferred stock have various rights and preferences as follows:

Voting

      Holders of preferred shares have voting rights equal to the voting rights to which the ordinary share then issuable upon conversion of such preferred share are entitled.

Dividends

      The holder of each preferred share is entitled to participate in dividends, when and if declared by the Board of Directors. No dividends have been declared by the Board of Directors from inception of the Company through December 31, 2003.

Liquidation

      In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Group, or the sale of all or substantially all of its assets, holders of Series B, C, D and E preferred shareholders, and Icon (a specified holder of Series A preferred share), each as a class, shall receive $1,500,000, $2,000,000, $1,000,000, $999,997 and $750,000, respectively, after which the remaining liquidation proceeds shall be distributed pro rata amongst all the shareholders, including the Series A preferred shareholders other than Icon, in accordance with each shareholders’ respective shareholding percentages, with each preferred share participating as if converted into ordinary shares.

Conversion

      Each preferred share shall be convertible into one ordinary share, as such conversion may be adjusted from time to time, including stock splits, in accordance with the conversion provisions in the Company’s Articles of Incorporation. Each preferred share shall be automatically converted into such number of ordinary shares, as such conversion may be adjusted, upon (i) the closing of a qualified IPO (see Note 19), or (ii) upon the terms and conditions as each may be agreed between the Company and the holders of the relevant shares. The pro forma balance sheet as of December 31, 2003 presents as adjusted financial position as if conversion of the preferred shares into ordinary shares occurred on December 31, 2003. As a result of the share split which took place on February 4, 2004, each preferred share is now convertible into 100 ordinary shares.

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Mandatory redemption

      The holders of Series B and Series C shares are entitled to redeem all of the outstanding Series B and Series C shares on or after April 30, 2007. The holders of Series E shares are entitled to redeem all of the outstanding Series E shares on or after September 3, 2007.

      The redemption price for the original Series B shares capitalized upon spin-off is $1,500,000. The redemption price for the Series B shares purchased upon exercise of the Series B warrants is $1,100. Due to the insignificance of the redemption price, these Series B shares purchased upon the exercise of Series B warrants are classified as convertible preferred shares in shareholders’ equity/(deficit). The redemption prices of the Series C and Series E shares are $2,000,000 and $1,000,000, respectively. If on the redemption date the number of shares that may be legally redeemed by the Group is less than the number of such shares to be redeemed, then the shares to be redeemed shall be allocated to Series B redeemable preferred shareholders and Series C redeemable preferred shareholders pro rata in accordance with each of its shareholding percentage at such time, and the remaining shares that may not legally be redeemed shall be carried forward until the Group has legally available funds for such redemption.

6	Deposits and other receivables

	Year ended December 31,

	2001	2002	2003

Rental and other deposits	$78,547	$81,800	$162,909
Staff advances	18,842	43,396	136,654
Professional fees on initial public offering	—	—	171,971
Prepayments	20,359	—	77,687
Others	1,527	17	5,079

Total	$119,275	$125,213	$554,300

7	Components of revenue

      The Group derives short messaging services (“SMS”) revenues principally from providing value-added services, such as games and entertainment, communication services, personalized media, and various other related products to mobile phone users. Revenues for the years end December 31, 2001, 2002 and 2003 are as follows:

	Year ended December 31,

	2001	2002	2003

SMS revenues	$1,039,614	$4,073,885	$16,539,201
Enterprise services and others	46,973	235,151	62,291

Total revenue	$1,086,587	$4,309,036	$16,601,492

8	Concentrations

(a)	Dependence on mobile phone operators

      SMS revenues, which represent a substantial portion of the wireless value-added services revenue of the Group, are derived from cooperative arrangements with two mobile operators in Mainland China. The mobile operators are entitled to a portion of the revenues earned from the transmission of wireless short messages as well as for the billing and collection of service. If the strategic relationship with either mobile phone operator

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in the PRC is terminated or scaled-back, or if the mobile phone operators alter the revenue sharing arrangements, the Group’s wireless value-added service business would be adversely affected.

      Revenues collected from China Mobile Communication Corporation for the years end December 31, 2001, 2002 and 2003 are approximately $981,437, $3,727,895 and $14,667,344, representing 90%, 87% and 88.3% of revenues, respectively.

      Amounts due from China Mobile Communication Corporation as of December 31, 2001, 2002 and 2003 amounted to approximately $368,694, $460,960, and $2,907,553, respectively, representing 83%, 82%, and 94% of accounts receivable, respectively.

(b)	Credit risk

      The Group depends on the billing system of mobile operators to charge the mobile phone users through mobile phone bills and collect payments from users. The Group generally does not require collateral for its accounts receivable. The Group has not experienced any significant credit losses for any periods presented.

9	Property and equipment

	Year ended December 31,

	2001	2002	2003

Computer hardware/equipment	$229,711	$302,601	$569,125
Office equipment	14,284	21,020	44,749
Leasehold improvements	73,911	79,366	93,493

	317,906	402,987	707,367
Less: Accumulated depreciation	(81,038)	(166,273)	(257,129)

Net book value	$236,868	$236,714	$450,238

      During the years ended December 31, 2001, 2002 and 2003, the depreciation charges of the Group amounted to approximately $81,038, $85,235 and $90,856, respectively.

10	Accrued liabilities and other payables

	Year ended December 31,

	2001	2002	2003

Accrued liabilities	$136,820	$159,675	$263,128
Accrued payroll	128,931	192,495	345,416
Accrued welfare benefits	105,518	222,833	222,922
Advance from customers	19,977	—	—
Other payables	4,221	36,667	87,756

Total	$395,467	$611,670	$919,222

11     Mainland China contribution plan and profit appropriation

      Full time employees of the Company and its subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company and its subsidiaries accrue for these benefits based on

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

certain percentages of the employees’ salaries. The total provision for such employee benefits was $193,057, $245,889 and $188,762 for the years ended December 31, 2001, 2002 and 2003, respectively.

      The Company is required to make contributions to the plan out of the amounts accrued for medical and pension benefits to relevant local labor bureaus. The contributions for the years ended December 31, 2001, 2002 and 2003 amounted to $80,085, $125,829 and $150,818, respectively. The local labor bureaus are responsible for the medical benefits and the pension liability to be paid to these employees. The Company has no further commitments beyond its monthly contribution.

      Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and variable interest entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end); the other fund appropriations are at the Company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and bonus and are not distributable as cash dividends. Appropriations to the staff welfare and bonus fund will be charged to general and administrative expenses.

      In respect of the year ended December 31, 2003, Huitong approved an allocation of after-tax profits of $500,000 to the enterprise expansion fund (the maximum total amount required under the regulations).

12     Related party transactions

	Year ended December 31,

	2001	2002	2003

Technology service fee charged by Intrinsic	$80,000	$40,000	—

      As of December 31, 2001, 2002 and 2003, balances due to Intrinsic in respect of technology service fee amounted to $96,987, $13,787 and $13,792, respectively. The technology service agreement was terminated in late 2002.

13     Income Taxes

      Under the current laws of the Cayman Islands, the Group is not subject to Cayman Islands tax on income or capital gain. The Company’s subsidiaries are governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises (collectively, “PRC Income Tax Law”). Pursuant to the PRC Income Tax Law, foreign investment enterprises are subject to income tax at a statutory rate of 33% (30% state income tax plus 3% local income tax) on PRC taxable income. However, the Company’s variable interest entities are not subject to income tax but are subject to a tax on revenue.

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of the difference between statutory tax rate and the effective tax rate:

      The following is a reconciliation between statutory EIT rate and the Group’s effective tax rate:

	Year ended December 31,

	2001	2002	2003

Statutory EIT rate	33%	33%	33%
Effect of tax holiday*	—	—	(78)%
Non-deductible expenses incurred outside the PRC	(11)%	(30)%	7%
Non-deductible stock-based compensation	—	—	10%
Other non-deductible expenses/non-taxable income**	(2)%	28%	3%
Change in valuation allowance	(20)%	(31)%	25%

Effective EIT rate	—	—	—

*	Huitong is classified as a software enterprise and is entitled to an exemption from the state enterprise income tax in 2003 and 2004. The aggregate dollar and per share effect of the tax holiday in 2003 was $2,812,536 and $0.03 per share.

**	Other non-deductible expenses/non-taxable income consist primarily of income/(loss) at certain Group companies that are subject to a tax on revenue instead of income.

Significant components of deferred tax assets:

      The Group’s deferred tax assets at each balance sheet date are as follows:

	Year ended December 31,

	2001	2002	2003

Deferred tax assets:
Loss carry forwards	$55,235	$264,021	$1,226,329
Establishment costs	351,351	276,344	207,257
Valuation allowance	(406,586)	(540,365)	(1,433,586)

Total	$—	$—	$—

      Cumulative operating loss carry forwards for income tax purposes as of December 31, 2001, 2002 and 2003 of $167,381, $800,063 and $3,716,148, respectively, will expire in 2006 through 2008. Substantially all of the deferred tax assets relate to Linktone Consulting. In consideration of the Group’s tax planning strategy, it is uncertain whether Linktone Consulting will generate sufficient taxable income prior to the expiration of the loss carry forwards. As a result, the Group has provided for a full valuation allowance against Linktone Consulting’s gross deferred tax assets as of December 31, 2001, 2002 and 2003.

14     Financial instruments

      The carrying amount of the Group’s cash and cash equivalents approximates their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximated their market values based on their short-term maturities.

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15     Capital structure

      Paid-in capital represents the consolidated issued and registered capital of the Group.

16     Stock option plans

      The Board of Directors has approved two stock option plans that provide for the issuance of up to 39,601,700 shares of ordinary shares. The plans provide for the grant to employees of incentive share options within the meaning of Section 422 of the United States Internal Revenue Code and for grants to employees, directors and consultants of non-statutory share options. The plans are administered by the Board of Directors or a committee designated by the Board.

	Year ended December 31,

	2001		2002		2003

		Weighted		Weighted		Weighted
		average		average		average
	Options	exercise	Options	exercise	Options	exercise
	outstanding	price	outstanding	price	outstanding	price

Outstanding at beginning of period	1,385,000	$0.10	12,872,200	$0.09	14,668,900	$0.08
Granted	11,487,200	$0.09	6,139,100	$0.07	21,338,100	$0.11
Cancelled	—	—	(4,342,400)	$0.09	(4,106,700)	$0.08

Outstanding at period end	12,872,200	$0.09	14,668,900	$0.08	31,900,300	$0.10

Exercisable and vested at end of period	2,034,500	$0.08	6,829,100	$0.08	11,863,700	$0.07

Weighted average fair value of options granted during period		—		—		—

      The following is additional information relating to options outstanding as of December 31, 2003:

	Options outstanding as at December 31, 2003			Options exercisable as at December 31, 2003

		Weighted average	Weighted		Weighted average	Weighted
		remaining	average		remaining	average
Range of	Options	contractual life	exercise	Number	contractual life	exercise
exercise price	outstanding	(years)	price	exercisable	(years)	price

$0.05 - $0.07	24,472,400	9.00	$0.05	7,777,400	8.60	$0.05
$0.10	5,477,900	8.36	$0.10	4,025,400	8.27	$0.10
$0.76	1,950,000	9.88	$0.76	60,900	9.88	$0.76

	31,900,300	8.95	$0.10	11,863,700	8.50	$0.07

      The Company’s option plans are fixed in nature, so the compensation expense under APB No. 25 has been measured at the excess, if any, of the fair value of the shares of the date of grant over the intrinsic value. In April of 2003, however, the Company granted a total of 7,962,600 performance-based options to certain of its key executives with a four year vesting period. Although the original performance targets were based on full-year 2003 results, the Company on November 18, 2003 waived the performance conditions, thereby fixing that date as the measurement date for those options. The fair value of the Company’s shares as of November 18, 2003 of $0.76 per share has been used to measure the compensation expense to be amortized over the vesting period. On November 18, 2003, the Company also granted 1,950,000 options to employees at an exercise price of $0.76 per share. Since the exercise price is equal to the fair value of the ordinary shares, no stock-based compensation for these grants was recognized.

      In connection with the stock options granted during the years ended December 31, 2001, 2002 and 2003, the Company recognized deferred share-based compensation amounted to $ nil, $ nil, and $5,811,354,

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

respectively. These amounts are being amortized over the vesting period of two to four years. Stock-based compensation expense recognized during the years ended December 31, 2001, 2002 and 2003 amounted to $ nil, $ nil, and $1,119,529, respectively.

17     Commitments and contingencies

     (a)     Operating lease commitments

      The Group rented offices under operating lease agreements. The net aggregate minimum future lease payments under non-cancelable operating leases as of December 31, 2003 are as follows:

2004	$346,541
2005	195,083
2006	—

$541,624

      As of December 31, 2003, the Group had no operating lease commitments beyond January 2006.

      For the year ended December 31, 2001, 2002 and 2003, the Group incurred rental expenses of approximately $68,869, $59,835 and $177,354, respectively.

(b)	Other commitments

      As of December 31, 2003, the Group had commitments of approximately $153,623 and $22,519 in respect of various advertising agreements with third parties and the decoration agreement for Beijing office, respectively.

(c)	Mainland Chinese market macro-economic and regulatory and uncertainties

      The Chinese market in which the Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to develop its wireless internet business and to provide internet content in the PRC. Though the PRC has, since 1978, implemented wide range market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place or are unclear regarding in what specific industry segments foreign owned entities, like the Group, may operate. The Group’s legal structure and scope of operations in the PRC could be subject to restrictions which could result in severe limitations on the Group’s ability to conduct business in the PRC and this could have a material adverse impact on the Group’s financial position, results of operations and cash flows.

(d)	Other risks

      The Group’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In Mainland China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in Mainland China must be processed through the PBOC or other Mainland China foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance.

LINKTONE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18     Earnings/(Loss) per share

      The following table sets forth the computation of basic and diluted net earnings/(loss) per share for the periods indicated:

	Year ended December 31,

	2001	2002	2003

Numerator:
Net income/(loss) attributable to ordinary shareholders	$(2,761,795)	$(644,394)	$3,472,147

Effect of dilutive securities	—	—	143,936

Numerator for diluted earnings/(loss) per share	$(2,761,795)	$(644,394)	$3,616,083

Denominator:
Denominator for basic earnings/(loss) per share — weighted-average ordinary shares outstanding	97,390,000	97,390,000	97,390,000

Effect of dilutive convertible securities	—	—	101,165,000
Effect of dilutive option securities	—	—	9,078,600

Denominator for diluted earnings/(loss) per share	97,390,000	97,390,000	207,633,600

Basic earnings/(loss) per share	$(0.03)	$(0.01)	$0.04

Diluted earnings/(loss) per share	$(0.03)	$(0.01)	$0.02

      Potentially dilutive securities that were not included in the calculation of diluted loss per share because of their antidilutive effects include the Company’s preferred shares and share options.

19     Pro forma conversion of preferred shares

      Each of the Company’s preferred shares shall be automatically converted into one ordinary share prior to the closing of an underwritten public offering in the United States of the equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act of 1933, or a similar offering of equity securities of the Company in another jurisdiction in which both retail and institutional investors are eligible to participate. The pro forma balance sheet as of December 31, 2003 presents as adjusted financial position as if the conversion of the preferred shares into ordinary shares occurred on December 31, 2003.

20     Subsequent events

      On January 6, 2004, the Company granted 6,210,000 options to employees at an exercise price of $1.10 per share.

      On February 4, 2004, shareholders of the Company approved a 100-for-one split of the Company’s ordinary shares, with immediate effect. This 100-for-one share split of the Company’s ordinary shares has been retroactively applied to all periods presented.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.     Indemnification of Directors and Officers

      Cayman Islands law and Article 120 of our amended and restated articles of association provide that we may indemnify our directors, officers, advisors and trustee acting in relation to any of our affairs against actions, proceedings, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duty in their capacities as such. Under our articles of association, indemnification is not available, however, if those events were incurred or sustained by or through their own willful neglect or default.

      We have entered into indemnification agreements with each of our directors and executive officers under which we agree to indemnify each of them to the fullest extent permitted by Cayman Islands law, our articles of association and other applicable law, from and against all expenses and liabilities arising from any proceeding, to which the indemnitee is or was a party, witness or other participant. Upon the written request by a director or officer, we will, within 30 days after receipt of the request, advance funds for the payment of expenses, unless there has been a final determination that the director or officer is not entitled to indemnification for these expenses.

      We have also agreed to provide up to $75,000 of legal expenses, including attorneys’ fees and court costs to Michael Guangxin Li, our Chief Operating Officer, incurred by Mr. Li in connection with a dispute relating to an employment agreement previously entered into between Mr. Li and Newpalm.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 7.     Recent Sales of Unregistered Securities

      In the three years prior to the date of this registration statement, we have sold unregistered securities as set forth below. The consideration paid to the registrant in each case was cash.

      On April 27, 2001, we entered into a subscription agreement with Intrinsic Technology (Holdings) Ltd. whereby we issued and sold a total of 245,203 Series C preferred shares for an aggregate offering price of $2.0 million.

      On July 19, 2001, we entered into a subscription agreement with Mitsubishi Corporation and Index Corp. whereby we issued and sold a total of 101,570 Series D preferred shares for an aggregate offering price of $1.0 million.

      On November 19, 2001, we entered into a subscription agreement with Hong Lim Investments Pte. Ltd. whereby we issued and sold a total of 101,570 Series E preferred shares for an aggregate offering price of $999,997.

      Between December 31, 2000 and December 31, 2003, we also granted options to purchase 29,991,700 ordinary shares at exercise prices ranging from $0.05 to $0.0985 per share under our 2000-1 Scheme, which were granted to our employees and employees of Intrinsic Technology (Holdings) Ltd., and options to purchase 1,950,000 ordinary shares at an exercise price of $0.76 per share under our 2003 Plan, which were granted to our employees. The term of the subject options is ten years. No consideration was payable in connection with these grants. In February 2004, we issued an aggregate of 74,200 ordinary shares to two parties who exercised their stock options at an exercise price of $0.0985 per share.

      We believe that the issuances of the foregoing preferred shares were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering and/or Regulation S promulgated under the Securities Act regarding transactions involving an offshore sale to non-U.S. persons. We based this determination on our own due diligence and, in the case of the sale of preferred shares, on written representations of the purchasers.

Item 8.     Exhibits and Financial Statement Schedules

(a) Exhibits

      The following exhibits are filed herewith or incorporated by reference in this prospectus:

EXHIBIT INDEX

Exhibit
No.	Document

1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant
4.1*	Specimen American Depositary Receipt of the Registrant
4.2*	Specimen Share Certificate of the Registrant
4.3*	Deposit Agreement dated , 2004 among the Registrant, The Bank of New York and owners and beneficial owners of the American Depositary Receipts issued thereunder
4.4*	Amended and Restated Shareholders’ Agreement dated as of November 19, 2001 among IP Fund One, L.P., Intrinsic Technology (Holdings) Ltd, Jun Wu, Lee Haichao, Shao Xiaoli and Lunar Occidental Group LLC, Mitsubishi Corporation, Index Corporation, Hong Lim Investment Pte Ltd, the other shareholders of the Registrant, and the Registrant
4.5*	Amendment to the Shareholders Agreement dated as of November 19, 2001 (by written resolution of the shareholders of the Registrant dated December 13, 2002)
4.6*	Lock-up Agreement by and among the Registrant and certain of its shareholders
4.7*	Amendment to Shareholders Agreement dated February 4, 2004
5.1*	Opinion of Maples and Calder Asia
10.1*	Form of 2000-1 Employee Stock Option Scheme
10.2*	Form of 2003 Stock Incentive Plan
10.3*	Form of Indemnification Agreement with the Registrant’s directors and officers.
10.4*	Employment Agreement dated April 1, 2003 between the Registrant and Mark Begert
10.5*	Employment Agreement dated April 1, 2003 between the Registrant and Raymond Yang Lei
10.6*	Employment Agreement dated April 1, 2003 between the Registrant and Guangxin Li (Michael)
10.7*	Summary of Key Terms in the MonternetTM SMS Cooperation Agreement dated June 18, 2003 between Shanghai Weilan Computer Co., Ltd. and Jiangsu Mobile Communication Co., Ltd.
10.8 †*	Cooperation Agreement dated June 3, 2003 between Shanghai Linktone Consulting Co., Ltd. and Satellite Television Asian Region Limited
10.9 †*	Mobile License Agreement dated May 1, 2003 between Shanghai Linktone Consulting Co., Ltd., Shanghai Weilan Computer Co., Ltd. and Turner Broadcasting System Asia Pacific, Inc.
10.10*	Summary of Copyright License and Joint Promotion Contract dated November 11, 2003 between Shanghai Weilan Computer Co., Ltd. and Shanghai Yide Networking Co., Ltd.
10.11*	License & Localization Agreement dated July 2003 between the Registrant and Index Corporation
10.12 † *	Ringback Tone License Agreement dated May 6, 2003 between Linktone Consulting Ltd. and Sony Music (Asia) Inc.
10.13*	Agreement dated November 15, 2001 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co. Ltd. on the one hand and Mitsubishi Corporation on the other hand
10.14*	Translation of Exclusive Technical Consulting and Services Agreement dated as of November 27, 2003 between Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd.
10.15*	Translation of Exclusive Technical Consulting and Services Agreement dated as of November 27, 2003 between Huitong Information Co., Ltd. and Shanghai Unilink Computer Co., Ltd.
10.16*	Translation of Loan Agreement dated as of November 27, 2003 between the Registrant and Hu Ankai

Exhibit
No.	Document

10.17*	Translation of Loan Agreement dated as of November 27, 2003 between the Registrant and Li Dong
10.18*	Translation of Loan Agreement dated as of November 27, 2003 between the Registrant and Yang Lei
10.19*	Translation of Loan Agreement dated as of November 27, 2003 between the Registrant and Du Minsheng
10.20*	Translation of Equity Interests Pledge Agreement dated November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Hu Ankai
10.21*	Translation of Equity Interests Pledge Agreement dated November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Li Dong
10.22*	Translation of Equity Interests Pledge Agreement dated November 27, 2003 between Shanghai Huitong Information Co., Ltd. and Du Minsheng
10.23*	Translation of Equity Interests Pledge Agreement dated November 27, 2003 between Shanghai Huitong Information Co., Ltd. and Yang Lei
10.24*	Translation of Equity Interests Pledge Agreement dated November 27, 2003 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd.
10.25*	Translation of Contract Relating to the Exclusive Purchase Right of an Equity Interest dated as of November 27, 2003 among the Registrant, Hu Ankai and Shanghai Weilan Computer Co., Ltd.
10.26*	Translation of Contract Relating to the Exclusive Purchase Right of an Equity Interest dated as of November 27, 2003 among the Registrant, Li Dong and Shanghai Weilan Computer Co., Ltd.
10.27*	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated as of November 27, 2003 among the Registrant, Yang Lei and Shanghai Unilink Company Ltd.
10.28*	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated as of November 27, 2003 among the Registrant, Du Minsheng and Shanghai Unilink Company Ltd.
10.29*	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated as of November 27, 2003 among the Registrant, Shanghai Weilan Computer Co., Ltd. and Shanghai Unilink Company Ltd.
10.30*	Translation of Operating Agreement dated November 27, 2003 among Shanghai Linktone Consulting Co., Ltd., Shanghai Weilan Computer Co., Ltd., Hu Ankai and Li Dong
10.31*	Translation of Operating Agreement dated November 27, 2003 among Shanghai Huitong Information Co., Ltd., Yang Lei, Du Minsheng, Shanghai Weilan Computer Co., Ltd. and Shanghai Unilink Computer Co., Ltd.
10.32*	Translation of Domain Name License Agreement dated as of November 27, 2003 between the Registrant and Shanghai Weilan Computer Co., Ltd.
10.33*	Translation of Domain Name License Agreement dated as of November 27, 2003 between Linktone Consulting Co., Ltd. and Shanghai Unilink Computer Co., Ltd.
10.34*	Translation of Domain Name Assignment Agreement dated as of November 27, 2003 between Shanghai Weilan Computer Co., Ltd. and Linktone Consulting Co., Ltd.
10.35*	Translation of Domain Name License Agreement dated as of November 27, 2003 between Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd.
10.36*	Translation of Trademark License Agreement dated as of November 27, 2003 between the Registrant and Shanghai Weilan Computer Co., Ltd.
10.37*	Translation of Trademark License Agreement dated as of November 27, 2003 between the Registrant and Shanghai Unilink Computer Co., Ltd.
10.38*	Translation of Software License Agreement dated as of November 27, 2003 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd.
10.39*	Translation of Power of Attorney dated November 27, 2003 granted by Hu Ankai
10.40*	Translation of Power of Attorney dated November 27, 2003 granted by Li Dong
10.41*	Translation of Power of Attorney dated November 27, 2003 granted by Du Minsheng
10.42*	Translation of Power of Attorney dated November 27, 2003 granted by Yang Lei

Exhibit
No.	Document

10.43*	Translation of Power of Attorney dated November 27, 2003 granted by Shanghai Weilan Computer Co., Ltd.
10.44*	Translation of Service Agreement dated January 16, 2002 between the Registrant and Hu Ankai
10.45*	Translation of Service Agreement dated January 16, 2002 between the Registrant and Li Dong
10.46*	Translation of Termination Agreement dated November 27, 2003 between the Registrant and Hu Ankai (terminating the Equity Transfer Agreement dated January 16, 2002)
10.47*	Translation of Termination Agreement dated November 27, 2003 between the Registrant and Hu Ankai (terminating the Equity Pledge Agreement dated January 16, 2002)
10.48*	Translation of Termination Agreement dated November 27, 2003 between Shanghai Huitong Information Co., Ltd. and Hu Ankai (terminating the Loan Agreement dated January 16, 2002)
10.49*	Translation of Termination Agreement dated November 27, 2003 between the Registrant and Li Dong (terminating the Equity Transfer Agreement dated January 16, 2002)
10.50*	Translation of Termination Agreement dated November 27, 2003 between the Registrant and Li Dong (terminating the Equity Pledge Agreement dated January 16, 2002)
10.51*	Translation of Termination Agreement dated November 27, 2003 between Shanghai Huitong Information Co., Ltd. and Li Dong (terminating the Loan Agreement dated January 16, 2002)
10.52*	Translation of Termination Agreement dated November 27, 2003 between the Registrant and Chen Lei (terminating the Equity Transfer Agreement dated April 28, 2003)
10.53*	Translation of Termination Agreement dated November 27, 2003 between the Registrant and Chen Lei (terminating the Equity Pledge Agreement dated April 28, 2003)
10.54*	Translation of Termination Agreement dated November 27, 2003 between Linktone Consulting Co., Ltd. and Chen Lei (terminating the Loan Agreement dated April 28, 2003)
10.55*	Translation of Termination Agreement dated November 27, 2003 between the Registrant and Du Minsheng (terminating the Equity Transfer Agreement dated April 28, 2003)
10.56*	Translation of Termination Agreement dated November 27, 2003 between the Registrant and Du Minsheng (terminating the Equity Pledge Agreement dated April 28, 2003)
10.57*	Translation of Termination Agreement dated November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Du Minsheng (terminating the Loan Agreement dated April 28, 2003)
10.58*	Summary of Lease Agreement, effective January 15, 2003, between Shanghai Linktone Consulting Co., Ltd. and Shanghai Ganglu Real Estate Development Co., Ltd.
10.59*	Summary of Lease Agreement, effective September 1, 2003, between Shanghai Linktone Consulting Co., Ltd. and Shanghai Xingtai Real Estate Development Co., Ltd.
10.60*	Summary of Lease Agreement, effective January 29, 2003, between Shanghai Linktone Consulting Co., Ltd. and Beijing Zhong Liang Square Development Co., Ltd.
10.61*	Summary of Lease Agreement, effective April 24, 2003, between Shanghai Linktone Consulting Co., Ltd. and Guangzhou Xin Changjiang Property Co., Ltd.
10.62*	Summary of Lease Agreement, effective July 9, 2003, between Shanghai Linktone Consulting Co., Ltd. and Shenyang Dazheng Construction Special Technology Engineering Co., Ltd.
10.63*	Employment Agreement dated November 18, 2003 between the Registrant and Xin Ye.
10.64 † *	Translation of MonternetTM MMS Cooperation Agreement dated June 25, 2003 between Shanghai Weilan Computer Co. Ltd. and China Mobile Communications Corporation
10.65*	Summary of Key Terms in SMS Cooperation Agreement dated January 16, 2004 between Guangdong Mobile Communications Corporation and Shanghai Weilan Computer Co., Ltd.
10.66*	Translation of Mobile Data Cooperation Agreement dated April 17, 2003 between Shanghai Weilan Computer Co., Ltd. and China United Telecommunications Corporation
10.67*	Translation of Content Agreement, effective May 15, 2003, among News Information Center of Xinhua (Shanghai) News Agency, Shanghai Weilan Computer Co., Ltd. and Shanghai Unilink Computer Co., Ltd.
10.68*	Translation of Music Copyright License Agreement, effective January 1, 2004, among Speedline Enterprise Limited, Shanghai Linktone Consulting Co., Ltd. and its affiliate, and Shanghai BigIn Digital Technology Co., Ltd.

Exhibit
No.	Document

10.69*	Summary of Lease Agreement, effective January 2, 2004, between Shanghai Linktone Consulting Co., Ltd. and Beijing Ruilidian Real Estate Co., Ltd.
12.1*	Calculation of Mobile Penetration Rate
21.1*	Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers
23.2*	Consent of Morrison & Foerster LLP
23.3*	Consent of Maples and Calder Asia (included in Exhibit 5.1)
23.4*	Consent of Commerce & Finance Law Offices (included in Exhibits 99.1 and 99.2)
23.5*	Consent of Norson Telecom Consulting
23.6*	Consent of Informa
23.7*	Consent of Thomson Datastream
23.8*	Consent of Pyramid Research
24.1*	Power of Attorney (included on Page II -7 of the Registration Statement)
99.1*	Opinion of Commerce & Finance Law Offices regarding the contractual arrangements between the Registrant and Shanghai Weilan Computer Co., Ltd.
99.2*	Opinion of Commerce & Finance Law Offices regarding the contractual arrangements between the Registrant and Shanghai Unilink Computer Co., Ltd.

*	Previously filed.

†	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions will be separately submitted to the Securities and Exchange Commission.

(b) Financial Statement Schedules

      None

Item 9.     Undertakings

(1)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the issuer pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 18th day of February, 2004.

LINKTONE LTD.

By:	/s/ MARK BEGERT

Name: Mark Begert

Title:	Chief Financial Officer (principal financial and accounting officer)

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

* Raymond Lei Yang	Chief Executive Officer and Director (principal executive officer)	February 18, 2004

/s/ MARK BEGERT Mark Begert	Chief Financial Officer (principal financial and accounting officer)	February 18, 2004

* York Chen	Director	February 18, 2004

* Jun Wu	Director	February 18, 2004

* Derek Sulger	Director	February 18, 2004

* Donald J. Puglisi	Authorized Representative in the United States	February 18, 2004

*By: /s/ MARK BEGERT Mark Begert Attorney-in-fact

EXHIBIT INDEX

Exhibit
No.	Document

1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant
4.1*	Specimen American Depositary Receipt of the Registrant
4.2*	Specimen Share Certificate of the Registrant
4.3*	Deposit Agreement dated , 2004 among the Registrant, The Bank of New York and owners and beneficial owners of the American Depositary Receipts issued thereunder
4.4*	Amended and Restated Shareholders’ Agreement dated as of November 19, 2001 among IP Fund One, L.P., Intrinsic Technology (Holdings) Ltd, Jun Wu, Lee Haichao, Shao Xiaoli and Lunar Occidental Group LLC, Mitsubishi Corporation, Index Corporation, Hong Lim Investment Pte Ltd, the other shareholders of the Registrant, and the Registrant
4.5*	Amendment to the Shareholders Agreement dated as of November 19, 2001 (by written resolution of the shareholders of the Registrant dated December 13, 2002)
4.6*	Lock-up Agreement by and among the Registrant and certain of its shareholders
4.7*	Amendment to Shareholders Agreement dated February 4, 2004
5.1*	Opinion of Maples and Calder Asia
10.1*	Form of 2000-1 Employee Stock Option Scheme
10.2*	Form of 2003 Stock Incentive Plan
10.3*	Form of Indemnification Agreement with the Registrant’s directors and officers
10.4*	Employment Agreement dated April 1, 2003 between the Registrant and Mark Begert
10.5*	Employment Agreement dated April 1, 2003 between the Registrant and Raymond Yang Lei
10.6*	Employment Agreement dated April 1, 2003 between the Registrant and Guangxin Li (Michael)
10.7*	Summary of Key Terms in the MonternetTM SMS Cooperation Agreement dated June 18, 2003 between Shanghai Weilan Computer Co., Ltd. and Jiangsu Mobile Communication Co., Ltd.
10.8 †*	Cooperation Agreement dated June 3, 2003 between Shanghai Linktone Consulting Co., Ltd. and Satellite Television Asian Region Limited
10.9 †*	Mobile License Agreement dated July 1, 2003 between Shanghai Linktone Consulting Co., Ltd., Shanghai Weilan Computer Co., Ltd. and Turner Broadcasting System Asia Pacific, Inc.
10.10*	Summary of Copyright License and Joint Promotion Contract dated November 11, 2003 between Shanghai Weilan Computer Co., Ltd. and Shanghai Yide Networking Co., Ltd.
10.11*	License & Localization Agreement dated July 2003 between the Registrant and Index Corporation
10.12 † *	Ringback Tone License Agreement dated May 6, 2003 between Linktone Consulting Ltd. and Sony Music (Asia) Inc.
10.13*	Agreement dated November 15, 2001 between Shanghai Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co. Ltd. on the one hand and Mitsubishi Corporation on the other hand
10.14*	Translation of Exclusive Technical Consulting and Services Agreement dated as of November 27, 2003 between Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd.
10.15*	Translation of Exclusive Technical Consulting and Services Agreement dated as of November 27, 2003 between Huitong Information Co., Ltd. and Shanghai Unilink Computer Co., Ltd.
10.16*	Translation of Loan Agreement dated as of November 27, 2003 between the Registrant and Hu Ankai
10.17*	Translation of Loan Agreement dated as of November 27, 2003 between the Registrant and Li Dong
10.18*	Translation of Loan Agreement dated as of November 27, 2003 between the Registrant and Yang Lei
10.19*	Translation of Loan Agreement dated as of November 27, 2003 between the Registrant and Du Minsheng

Exhibit
No.	Document

10.20*	Translation of Equity Interests Pledge Agreement dated November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Hu Ankai
10.21*	Translation of Equity Interests Pledge Agreement dated November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Li Dong
10.22*	Translation of Equity Interests Pledge Agreement dated November 27, 2003 between Shanghai Huitong Information Co., Ltd. and Du Minsheng
10.23*	Translation of Equity Interests Pledge Agreement dated November 27, 2003 between Shanghai Huitong Information Co., Ltd. and Yang Lei
10.24*	Translation of Equity Interests Pledge Agreement dated November 27, 2003 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd.
10.25*	Translation of Contract Relating to the Exclusive Purchase Right of an Equity Interest dated as of November 27, 2003 among the Registrant, Hu Ankai and Shanghai Weilan Computer Co., Ltd.
10.26*	Translation of Contract Relating to the Exclusive Purchase Right of an Equity Interest dated as of November 27, 2003 among the Registrant, Li Dong and Shanghai Weilan Computer Co., Ltd.
10.27*	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated as of November 27, 2003 among the Registrant, Yang Lei and Shanghai Unilink Company, Ltd.
10.28*	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated as of November 27, 2003 among the Registrant, Du Minsheng and Shanghai Unilink Company Ltd.
10.29*	Translation of Contract Relating to the Exclusive Purchase Right of Equity Interest dated as of November 27, 2003 among the Registrant, Shanghai Weilan Computer Co., Ltd. and Shanghai Unilink Company Ltd.
10.30*	Translation of Operating Agreement dated November 27, 2003 among Shanghai Linktone Consulting Co., Ltd., Shanghai Weilan Computer Co., Ltd., Hu Ankai and Li Dong
10.31*	Translation of Operating Agreement dated November 27, 2003 among Shanghai Huitong Information Co., Ltd., Yang Lei, Du Minsheng, Shanghai Weilan Computer Co., Ltd. and Shanghai Unilink Computer Co., Ltd.
10.32*	Translation of Domain Name License Agreement dated as of November 27, 2003 between the Registrant and Shanghai Weilan Computer Co., Ltd.
10.33*	Translation of Domain Name License Agreement dated as of November 27, 2003 between Linktone Consulting Co., Ltd. and Shanghai Unilink Computer Co., Ltd.
10.34*	Translation of Domain Name Assignment Agreement dated as of November 27, 2003 between Shanghai Weilan Computer Co., Ltd. and Linktone Consulting Co., Ltd.
10.35*	Translation of Domain Name License Agreement dated as of November 27, 2003 between Linktone Consulting Co., Ltd. and Shanghai Weilan Computer Co., Ltd.
10.36*	Translation of Trademark License Agreement dated as of November 27, 2003 between the Registrant and Shanghai Weilan Computer Co., Ltd.
10.37*	Translation of Trademark License Agreement dated as of November 27, 2003 between the Registrant and Shanghai Unilink Computer Co., Ltd.
10.38*	Translation of Software License Agreement dated as of November 27, 2003 between Shanghai Huitong Information Co., Ltd. and Shanghai Weilan Computer Co., Ltd.
10.39*	Translation of Power of Attorney dated November 27, 2003 granted by Hu Ankai
10.40*	Translation of Power of Attorney dated November 27, 2003 granted by Li Dong
10.41*	Translation of Power of Attorney dated November 27, 2003 granted by Du Minsheng
10.42*	Translation of Power of Attorney dated November 27, 2003 granted by Yang Lei
10.43*	Translation of Power of Attorney dated November 27, 2003 granted by Shanghai Weilan Computer Co., Ltd.
10.44*	Translation of Service Agreement dated January 16, 2002 between the Registrant and Hu Ankai
10.45*	Translation of Service Agreement dated January 16, 2002 between the Registrant and Li Dong

Exhibit
No.	Document

10.46*	Translation of Termination Agreement dated November 27, 2003 between the Registrant and Hu Ankai (terminating the Equity Transfer Agreement dated January 16, 2002)
10.47*	Translation of Termination Agreement dated November 27, 2003 between the Registrant and Hu Ankai (terminating the Equity Pledge Agreement dated January 16, 2002)
10.48*	Translation of Termination Agreement dated November 27, 2003 between Shanghai Huitong Information Co., Ltd. and Hu Ankai (terminating the Loan Agreement dated January 16, 2002)
10.49*	Translation of Termination Agreement dated November 27, 2003 between the Registrant and Li Dong (terminating the Equity Transfer Agreement dated January 16, 2002)
10.50*	Translation of Termination Agreement dated November 27, 2003 between the Registrant and Li Dong (terminating the Equity Pledge Agreement dated January 16, 2002)
10.51*	Translation of Termination Agreement dated November 27, 2003 between Shanghai Huitong Information Co., Ltd. and Li Dong (terminating the Loan Agreement dated January 16, 2002)
10.52*	Translation of Termination Agreement dated November 27, 2003 between the Registrant and Chen Lei (terminating the Equity Transfer Agreement dated April 28, 2003)
10.53*	Translation of Termination Agreement dated November 27, 2003 between the Registrant and Chen Lei (terminating the Equity Pledge Agreement dated April 28, 2003)
10.54*	Translation of Termination Agreement dated November 27, 2003 between Linktone Consulting Co., Ltd. and Chen Lei (terminating the Loan Agreement dated April 28, 2003)
10.55*	Translation of Termination Agreement dated November 27, 2003 between the Registrant and Du Minsheng (terminating the Equity Transfer Agreement dated April 28, 2003)
10.56*	Translation of Termination Agreement dated November 27, 2003 between the Registrant and Du Minsheng (terminating the Equity Pledge Agreement dated April 28, 2003)
10.57*	Translation of Termination Agreement dated November 27, 2003 between Shanghai Linktone Consulting Co., Ltd. and Du Minsheng (terminating the Loan Agreement dated April 28, 2003)
10.58*	Summary of Lease Agreement, effective January 15, 2003, between Shanghai Linktone Consulting Co., Ltd. and Shanghai Ganglu Real Estate Development Co., Ltd.
10.59*	Summary of Lease Agreement, effective September 1, 2003, between Shanghai Linktone Consulting Co., Ltd. and Shanghai Xingtai Real Estate Development Co., Ltd.
10.60*	Summary of Lease Agreement, effective January 29, 2003, between Shanghai Linktone Consulting Co., Ltd. and Beijing Zhong Liang Square Development Co., Ltd.
10.61*	Summary of Lease Agreement, effective April 24, 2003, between Shanghai Linktone Consulting Co., Ltd. and Guangzhou Xin Changjiang Property Co., Ltd.
10.62*	Summary of Lease Agreement, effective July 9, 2003, between Shanghai Linktone Consulting Co., Ltd. and Shenyang Dazheng Construction Special Technology Engineering Co., Ltd.
10.63*	Employment Agreement dated November 18, 2003 between the Registrant and Xin Ye.
10.64 † *	Translation of MonternetTM MMS Cooperation Agreement dated June 25, 2003 between Shanghai Weilan Computer Co. Ltd. and China Mobile Communications Corporation
10.65*	Summary of Key Terms in SMS Cooperation Agreement dated January 16, 2004 between Guangdong Mobile Communications Corporation and Shanghai Weilan Computer Co., Ltd.
10.66*	Translation of Mobile Data Cooperation Agreement dated April 17, 2003 between Shanghai Weilan Computer Co., Ltd. and China United Telecommunications Corporation
10.67*	Translation of Content Agreement, effective May 15, 2003, among News Information Center of Xinhua (Shanghai) News Agency, Shanghai Weilan Computer Co., Ltd. and Shanghai Unilink Computer Co., Ltd.
10.68*	Translation of Music Copyright License Agreement, effective January 1, 2004, among Speedline Enterprise Limited, Shanghai Linktone Consulting Co., Ltd. and its affiliate, and Shanghai BigIn Digital Technology Co., Ltd.
10.69*	Summary of Lease Agreement, effective January 2, 2004, between Shanghai Linktone Consulting Co., Ltd. and Beijing Ruilidian Real Estate Co., Ltd.

Exhibit
No.	Document

12.1*	Calculation of Mobile Penetration Rate
21.1*	Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers
23.2*	Consent of Morrison & Foerster LLP
23.3*	Consent of Maples and Calder Asia (included in Exhibit 5.1)
23.4*	Consent of Commerce & Finance Law Offices (included in Exhibits 99.1 and 99.2)
23.5*	Consent of Norson Telecom Consulting
23.6*	Consent of Informa
23.7*	Consent of Thomson Datastream
23.8*	Consent of Pyramid Research
24.1*	Power of Attorney (included on Page II -7 of the Registration Statement)
99.1*	Opinion of Commerce & Finance Law Offices regarding the contractual arrangements between the Registrant and Shanghai Weilan Computer Co., Ltd.
99.2*	Opinion of Commerce & Finance Law Offices regarding the contractual arrangements between the Registrant and Shanghai Unilink Computer Co., Ltd.

*	Previously filed.

†	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions will be separately submitted to the Securities and Exchange Commission.